                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-88116

                              GULF WEST BANKS, INC.
                              425 22ND AVENUE NORTH
                            ST. PETERSBURG, FL 33704

                                  June 7, 2002

Dear Gulf West shareholder:

You are cordially invited to attend a special meeting of shareholders of Gulf West Banks, Inc. to be held on July 11, 2002 at 2:00 p.m., local time, at the Franklin Templeton Auditorium, 100 Fountain Parkway, Building 100, Carillon Office Complex, St. Petersburg, Florida. At this special meeting, you will be asked to approve the merger of Gulf West with The South Financial Group, Inc.

In the merger, TSFG is issuing 4,465,141 shares of common stock and paying $32,400,178 in cash. The per share consideration you will receive for your Gulf West shares will be based on a formula set forth in the merger agreement. It will be equal to the aggregate value of all TSFG common stock and cash being issued in the merger divided by the total number of Gulf West shares and options outstanding. The value of the TSFG common stock for these purposes will be the average closing price of TSFG common stock during the ten-day period ending three days before the completion of the merger.

You may convert your Gulf West shares into (1) all cash, (2) all TSFG common stock, or (3) a mix of cash and TSFG common stock. However, the actual mix of cash and stock that you receive is subject to allocation procedures set forth in the merger agreement and described in this document. Because TSFG is issuing a fixed number of shares and amount of cash, you may receive a mix of cash and TSFG common stock, even if you elect either all cash or all stock. Regardless of which election you make, provisions in the merger agreement are designed to cause the value of the per share consideration you receive to be substantially equivalent.

To give you an example, if the average closing price of TSFG common stock during the applicable valuation period were $22.78:

         - If you elected to receive all cash, you would receive approximately $15.2323 in cash for each Gulf West share you own.

         - If you elected to receive all TSFG common stock, you would receive approximately .6687 shares of TSFG common stock for each share of Gulf West common stock you own (having a value of approximately $15.2330, based on the $22.78 price of TSFG common stock).

         -        If you elected the mix of stock and cash:

                  - Approximately 26.6% of your Gulf West shares would each be converted into cash (at approximately $15.2323 per share), and

                  - Approximately 73.4% of your shares would each be converted into TSFG common stock (based on the .6687 exchange ratio).

Both Appendix B and the table on page 28 set forth additional examples of merger consideration scenarios.

Your board of directors has approved the TSFG/Gulf West merger and unanimously recommends that you vote FOR the TSFG/Gulf West merger proposal described in this document. The proposed merger requires the receipt of bank regulatory approvals by TSFG and the approval of the merger agreement by the holders of a majority of the outstanding shares of common stock of Gulf West. Please carefully review this document which explains the proposed merger in detail. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 12 OF THIS DOCUMENT.

Gulf West common stock and TSFG common stock are listed under the symbols "GWBK" and "TSFG" on the Nasdaq National Market.

It is important that your shares are represented at the meeting, whether or not you plan to attend the meeting. Abstentions or failure to vote will have the same effect as a vote against the merger. Accordingly, please complete, date, sign and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

                                          Sincerely,

                                          /s/ Gordon W. Campbell

                                          Gordon W. Campbell
                                          Chairman of the Board and President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS DOCUMENT, OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF TSFG COMMON STOCK ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This document is dated June 7, 2002 and is first being mailed to shareholders on or about June 11, 2002.

                              GULF WEST BANKS, INC.
                              425 22ND AVENUE NORTH
                            ST. PETERSBURG, FL 33704

                                -----------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 11, 2002

                                -----------------

To the Shareholders of Gulf West Banks, Inc.:

         We will hold a special meeting of shareholders of Gulf West Banks, Inc. on July 11, 2002, at 2:00 p.m., local time, at the Franklin Templeton Auditorium, 100 Fountain Parkway, Building 100, Carillon Office Complex, St. Petersburg, Florida for the following purposes:

                  1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 21, 2002, by and between Gulf West and The South Financial Group, Inc., pursuant to which, among other things, Gulf West will merge with and into TSFG upon the terms and subject to the conditions set forth in the merger agreement. This proposal is more fully described in the enclosed proxy statement/prospectus. You can find a copy of the merger agreement in Appendix A to this document.

                  2. To transact any other business as may properly be brought before the Gulf West special meeting or any adjournments or postponements of the Gulf West special meeting.

         We have fixed the close of business on May 31, 2002 as the record date for determining those shareholders entitled to vote at the Gulf West special meeting and any adjournments or postponements of the Gulf West special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the Gulf West special meeting and any adjournments or postponements of the Gulf West special meeting.

                                          By Order of the Board of Directors,

                                          /s/ Barry K. Miller

                                          Barry K. Miller
                                          Executive Vice-President, Chief
                                          Financial Officer and Secretary

St. Petersburg, Florida
June 7, 2002

           THE BOARD OF DIRECTORS OF GULF WEST UNANIMOUSLY RECOMMENDS
               THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

                                TABLE OF CONTENTS

CAPTION                                                                                                      PAGE NO.
-------                                                                                                      --------
ADDITIONAL INFORMATION..........................................................................................ii
QUESTIONS AND ANSWERS ABOUT THE MERGER..........................................................................iii
SUMMARY.........................................................................................................1
         Information About TSFG and Gulf West...................................................................1
         Gulf West Will Merge Into TSFG.........................................................................1
         Gulf West Will Hold the Special Meeting on July 11, 2002...............................................2
         What Gulf West Shareholders Will Receive in the Merger.................................................2
         You May Elect To Receive Cash or Stock Consideration...................................................2
         Gulf West's Reasons for the Merger.....................................................................3
         Certain Federal Income Tax Consequences................................................................3
         Gulf West's Board of Directors Recommends Shareholder Approval of the Merger...........................4
         Gulf West's Financial Advisor Says the Merger Consideration Is Fair to Gulf West Shareholders .........4
         Gulf West Shareholders Have No Appraisal Rights........................................................4
         Gulf West Officers and Directors Have Some Interests in the Merger that are Different or in Addition to Their Interests as Shareholders...........................................4
         The Merger is Expected to Occur in Third Quarter of 2002...............................................4
         The Merger Will Be Accounted for Under the Purchase Method of Accounting...............................5
         Completion of the Merger is Subject to Certain Conditions..............................................5
         We May Not Complete the Merger Without All Required Regulatory Approvals...............................5
         Termination of the Merger Agreement....................................................................5
         Each of Gulf West and TSFG Must Pay the Other a Termination Fee Under Certain Circumstances............6
         Effect of Merger on Rights of Gulf West Shareholders...................................................6
         Share Information and Market Prices....................................................................6
         COMPARATIVE STOCK PRICES AND DIVIDENDS.................................................................7
         COMPARATIVE PER SHARE DATA.............................................................................7
         SELECTED FINANCIAL DATA................................................................................8
RISK FACTORS....................................................................................................12
THE GULF WEST SPECIAL SHAREHOLDERS' MEETING.....................................................................14
         Record Date............................................................................................14
         Quorum; Effect of Abstentions and Broker Non-Votes.....................................................14
         Proxies................................................................................................14
         Vote Required..........................................................................................15
         Recommendation of Board of Directors...................................................................15
THE MERGER......................................................................................................16
         Transaction Structure..................................................................................16
         Background of the Merger...............................................................................16
         Reasons of Gulf West for the Merger....................................................................18
         Opinion of Gulf West's Financial Advisor...............................................................19
         Merger Consideration...................................................................................26
         Election Procedure.....................................................................................29
         Allocation.............................................................................................31
         Treatment of Options...................................................................................33
         Fractional Shares......................................................................................33
         Effective Time.........................................................................................33
         Conditions to the Completion of the Merger.............................................................33
         Representations and Warranties.........................................................................34
         Conduct of Business Pending the Merger.................................................................35
         No Solicitation by Gulf West...........................................................................36
         Regulatory Approvals Required for the Merger...........................................................37
         Certain Federal Income Tax Consequences................................................................38
         Termination of the Merger Agreement....................................................................40
         Extension, Waiver and Amendment of the Merger Agreement................................................43
         Employee Benefit Plans and Existing Agreements.........................................................43
         Stock Market Listing...................................................................................44
         Expenses...............................................................................................44
         Dividends..............................................................................................44
         Appraisal Rights.......................................................................................44
         Accounting Treatment...................................................................................44

         Interests of Certain Persons in the Merger.............................................................44
         Restrictions on Resales by Affiliates..................................................................48
COMPARATIVE RIGHTS OF SHAREHOLDERS..............................................................................49
DESCRIPTION OF TSFG CAPITAL STOCK ..............................................................................62
DESCRIPTION OF TSFG.............................................................................................66
DESCRIPTION OF GULF WEST........................................................................................67
GULF WEST'S MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS.................................................................................70
LEGAL MATTERS...................................................................................................86
EXPERTS.........................................................................................................86
OTHER MATTERS...................................................................................................86
SHAREHOLDER PROPOSALS...........................................................................................86
WHERE YOU CAN FIND MORE INFORMATION.............................................................................86
FORWARD-LOOKING STATEMENTS......................................................................................88
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION....................................................89
GULF WEST FINANCIAL STATEMENTS..................................................................................F-1

APPENDIX A:   Agreement and Plan of Merger......................................................................A-1
APPENDIX B:   Illustrative Calculations of Merger Elections.....................................................B-1
APPENDIX C:   Fairness Opinion of Sandler O'Neill & Partners, L.P...............................................C-1


                             ADDITIONAL INFORMATION

         This document incorporates important business and financial information about TSFG and Gulf West from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from TSFG or Gulf West at the following addresses:

         The South Financial Group, Inc.      Gulf West Banks, Inc.
         102 South Main Street                425 22nd Avenue North
         Greenville, South Carolina 29601     St. Petersburg, Florida 33704
         Attn: William S. Hummers III         Attn: Barry K. Miller
         Executive Vice President             Executive Vice President
         Telephone: (864) 255-7913              & Secretary
                                              Telephone: (727) 894-5696

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JULY 3, 2002 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         See "Where You Can Find More Information" on page 86 for further information.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: As a result of the merger your shares of Gulf West common stock will be converted into either cash, shares of common stock of TSFG, or a mixture of cash and TSFG common stock, subject to the election and allocation procedures described in this document.

Q:       CAN I ELECT THE TYPE OF CONSIDERATION THAT I WILL RECEIVE IN THE
         MERGER?

A: Yes. Subject to the allocation procedures described in this document, you may elect to receive all cash, all shares of TSFG common stock or a mixture of cash and TSFG common stock in exchange for your shares of Gulf West common stock.

Q: WHAT IS THE AMOUNT OF THE CASH AND/OR THE NUMBER SHARES OF TSFG COMMON STOCK THAT I WILL RECEIVE FOR MY SHARES OF GULF WEST COMMON STOCK?

A: The actual amount of cash or number of shares of TSFG common stock that you will receive for each share of Gulf West common stock you hold cannot be determined until the third day immediately prior to the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this document. There is a table on page 28 that sets forth the per share cash consideration and the per share stock consideration that would be received by Gulf West shareholders based on a range of assumed average closing prices of TSFG common stock. An additional table is attached as Appendix B, which gives examples of the TSFG common stock and cash that may be received based on the three possible elections by a hypothetical Gulf West shareholder and on different average closing prices of TSFG common stock.

Q: IS THE VALUE OF THE PER SHARE CONSIDERATION THAT I RECEIVE EXPECTED TO BE SUBSTANTIALLY EQUIVALENT REGARDLESS OF WHICH ELECTION I MAKE?

A: Yes. The formula that will be used to calculate the per share consideration is designed to equalize the value of the consideration to be received for each share of Gulf West common stock in the merger as measured during a valuation period, regardless of whether you elect to receive cash or stock.

Q: WHEN SHOULD I SEND IN MY STOCK CERTIFICATES? HOW DO I ELECT THE FORM OF CONSIDERATION I PREFER TO RECEIVE?

A: Please DO NOT send in your stock certificates with your proxy card. Approximately one month prior to the anticipated time of completion of the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND FORM OF ELECTION REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES. The available elections, election procedures and deadline for making elections are described beginning on page 29 of this document. To make an election, you will need to deliver the form of election, any other transmittal material and your stock certificates according to the instructions set forth in the form of election to the exchange agent before the election deadline.

Q:       WILL I ALWAYS RECEIVE THE FORM OF CONSIDERATION I ELECT TO RECEIVE?

A: No. A fixed number of shares of TSFG common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, unless you elect to receive a mixture of cash and TSFG common stock, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Gulf West common stock you hold. If the elections result in an oversubscription of the pool of cash or TSFG common stock, the exchange agent will allocate between cash and TSFG common stock following procedures described beginning on page 31 of this document.

Q:       WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, just indicate on your proxy card how you want to vote with respect to the proposal to approve the merger agreement with TSFG. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. The board of directors of Gulf West recommends that its shareholders vote in favor of the merger.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: You may change your vote by revoking your proxy in any of the three following ways: o by sending a written notice to the secretary of Gulf West prior to the special meeting stating that you would like to revoke your proxy; o by completing, signing and dating another proxy card and returning it by mail prior to the special meeting; or o by attending the special meeting and voting in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:       WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We presently expect to complete the merger in the third quarter of 2002. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Gulf West shareholders at the special meeting and the necessary regulatory approvals.

Q: WHO CAN I CALL WITH QUESTIONS ABOUT THE SPECIAL MEETING OR THE MERGER OR TO OBTAIN ADDITIONAL INFORMATION ABOUT TSFG AND GULF WEST?

A: Gulf West shareholders may contact Barry K. Miller, Corporate Secretary, at (727) 894-5696.

                                     SUMMARY

This brief summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read the entire document carefully and the other documents to which we refer to fully understand the merger. See "Where You Can Find More Information" on page 86. Each item in this summary refers to the page where that subject is discussed in more detail.

INFORMATION ABOUT TSFG AND GULF WEST (See pages 66 - 85).

The South Financial Group, Inc.
104 South Main Street
Greenville, South Carolina 29601
(864) 255-7913

TSFG is a financial holding company headquartered in Greenville, South Carolina that engages in a general banking business primarily through its two banking subsidiaries:

         - Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 74 locations, which are located throughout South Carolina and in North Carolina. At March 31, 2002, it had total assets of approximately $5.3 billion, total loans of approximately $3.2 billion and total deposits of approximately $3.1 billion.

         - Citrus Bank. Citrus Bank is a Florida-chartered, non-member bank that engages in a general banking business through 16 locations, which are located primarily in the Orlando and Jacksonville area. At March 31, 2002, it had total assets of approximately $805 million, total loans of approximately $673 million and total deposits of approximately $565 million.

Through its subsidiaries, TSFG provides a full range of banking services, including mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At March 31, 2002, it had total assets of approximately $6.1 billion, total loans of approximately $3.8 billion, total deposits of approximately $3.6 billion and approximately $435 million in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.

Gulf West Banks, Inc.
425 22nd Avenue North
St. Petersburg, Florida 33704
(727) 894-5969

Gulf West is a bank holding company that is headquartered in St. Petersburg, Florida. Its operations are conducted through Mercantile Bank, a Florida-chartered, non-member bank that provides banking services to businesses and to individuals that are located primarily in the Tampa-St. Petersburg area. At March 31, 2002, Gulf West had total assets of approximately $525 million, total loans of approximately $328 million, total deposits of approximately $418 million and approximately $41 million in shareholders' equity. Gulf West's common stock trades on the Nasdaq National Market under the symbol "GWBK." The deposits of Mercantile Bank are insured by the Federal Deposit Insurance Corporation.

GULF WEST WILL MERGE INTO TSFG (SEE PAGE 16).

The merger agreement is attached as Appendix A to this document. You should read the merger agreement because it is the legal document that governs the merger. The merger agreement provides for the merger of Gulf West with TSFG, with TSFG continuing as the surviving corporation. Also, immediately subsequent to the consummation of the merger, Mercantile Bank will be merged with Citrus Bank. The 17 directors of TSFG before the merger will continue to serve as the directors of TSFG after the merger. However, upon consummation of the merger, TSFG's board of directors will be increased by one person to include Gordon W. Campbell, Gulf West's Chairman and President.

GULF WEST WILL HOLD THE SPECIAL MEETING ON JULY 11, 2002 (SEE PAGE 14).

The special meeting of Gulf West shareholders will be held at 2:00 p.m., local time, on July 11, 2002, at the Franklin Templeton Auditorium, 100 Fountain Parkway, Building 100, Carillon Office Complex, St. Petersburg, Florida. At the special meeting, Gulf West shareholders will be asked to vote to approve the merger agreement. You can vote at the special meeting if you owned Gulf West common stock at the close of business on May 31, 2002. As of that date, there were 7,983,548 shares of Gulf West common stock entitled to be voted at the special meeting. Approval of the merger agreement requires that at least a majority of the outstanding shares of Gulf West common stock be voted in favor of the merger.

WHAT GULF WEST SHAREHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 26).

The merger agreement provides that at the effective time of the merger each outstanding share of Gulf West common stock will be converted into either a number of shares of TSFG common stock or an amount of cash, subject to the election and allocation procedures described in this document. The actual amount of cash or number of shares of TSFG common stock that you will receive for each share of Gulf West common stock you hold cannot be determined until the third day immediately prior to the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading "The Merger--Merger Consideration" beginning on page 26 of this document. The formula is designed to equalize the value of the consideration to be received for each share of Gulf West common stock, as measured during a valuation period, regardless of whether you elect to receive cash or stock.

For example, if the average closing price of TSFG common stock for the applicable valuation period were $22.78, a Gulf West shareholder receiving stock would receive approximately .6687 shares of TSFG common stock per share of Gulf West common stock having a value, based on such average closing price, of approximately $15.2330 per share, and a Gulf West shareholder receiving cash would receive approximately $15.2323 in cash per share of Gulf West common stock, subject in each case to the allocation procedures described under the heading " The Merger--Allocation" beginning on page 31 of this document. Based on that average price (and assuming that there are Gulf West options outstanding to purchase 821,195 Gulf West shares), approximately 26.6% of the outstanding shares of Gulf West common stock would be exchanged for cash, and approximately 73.4% would be exchanged for TSFG common stock.

Stated differently, assuming a Gulf West shareholder holds 100 shares of Gulf West stock (and based on the same options outstanding and $22.78 average closing price), if such shareholder made:

         - An all stock election, he would receive 66 shares of TSFG common stock (and cash in lieu of a fractional share) having a total value of approximately $1,523;

         - An all cash election, he would receive approximately $1,523 in cash;

         - A mixed election, he would receive 48 shares of TSFG common stock and cash of approximately $430, which together with the stock, would have a total value of approximately $1,523.

The actual allocation of cash and stock would be subject in each case to the allocation procedures described under the heading "The Merger--Allocation" beginning on page 31 of this document.

You will find a table on page 28 of this document that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by Gulf West shareholders, as well as the value of such stock consideration based on the assumed average closing price of TSFG common stock during the applicable measurement period. An additional table is attached as Appendix B, which gives examples of the TSFG common stock and cash that may be received based on the three possible elections by a hypothetical Gulf West shareholder.

YOU MAY ELECT TO RECEIVE CASH OR STOCK CONSIDERATION (SEE PAGE 29).

You may elect to receive (1) all cash, (2) all shares of TSFG common stock or
(3) a combination of cash and TSFG common stock in exchange for your shares of Gulf West common stock. However, since TSFG is issuing a fixed number of shares of TSFG common stock and paying a fixed amount of cash, you cannot be certain of receiving the form of consideration that you elect with respect to all of your shares of Gulf West common stock (unless you elect to receive a combination of cash and TSFG common stock). If the elections result in an oversubscription of the pool of cash or TSFG common stock, certain procedures for allocating cash and TSFG common stock will be followed by the exchange agent. See "The Merger--Allocation" beginning on page 31 of this document.

Approximately one month prior to the anticipated time of completion of the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger--Election Procedure" beginning on page 29 of this document. If you do not make an election by the election deadline, you will be deemed to have made an election to receive TSFG common stock.

GULF WEST'S REASONS FOR THE MERGER (SEE PAGE 18).

In reaching its determination to adopt the merger agreement, the Gulf West board consulted with Gulf West's management and its financial and legal advisors, and considered a number of factors. The following factors are certain of those considered by the Gulf West board:

         - the current and prospective economic and competitive environment facing the financial services industry generally, and Gulf West in particular;

         - the value to be received by holders of Gulf West common stock pursuant to the merger agreement in relation to the historical trading prices of Gulf West common stock;

         - the substantial increase in the pro forma dividends of Gulf West shareholders receiving TSFG common stock pursuant to the merger (see "-- Comparative Per Share Data" on page 7);

         - the information presented by Sandler O'Neill, Gulf West's financial advisor, to the Gulf West board with respect to the merger and the opinion of Sandler O'Neill that, as of the date of that opinion, the merger consideration was fair to the holders of Gulf West common stock from a financial point of view (see "The Merger--Opinion of Gulf West's Financial Advisor" on page 19);

         - the Gulf West board's review, based in part on the presentation of its financial advisor and Gulf West's management, of the business, operations, financial condition and earnings of TSFG on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of TSFG common stock, and the resulting relative interests of Gulf West shareholders and TSFG shareholders in the common equity of the combined company;

         - the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code (see "The Merger--Certain Federal Income Tax Consequences" on page 38);

         - the alternative strategic courses available to Gulf West, including remaining independent and exploring other potential business combination transactions.

Additional factors are discussed under the heading "The Merger--Reasons of Gulf West for the Merger" beginning on page 18 of this document.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 38).

Neither Gulf West nor TSFG is required to complete the merger unless it receives a legal opinion that the merger will be treated as a "reorganization" for federal income tax purposes. Assuming such opinions are received, we expect that for United States federal income tax purposes, Gulf West shareholders generally will not recognize any gain or loss on the conversion of shares of Gulf West common stock into shares of TSFG common stock

(although the receipt of any cash may be taxable). This tax treatment may not apply to some Gulf West shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

GULF WEST'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL OF THE MERGER (SEE PAGE 15).

Gulf West's board of directors believes that the merger is in the best interests of the Gulf West shareholders and has unanimously approved the merger agreement. Gulf West's board of directors recommends that Gulf West shareholders vote "FOR" approval of the merger agreement.

GULF WEST'S FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO GULF WEST SHAREHOLDERS (SEE PAGE 19).

Sandler O'Neill & Partners, L.P. has served as financial advisor to Gulf West in connection with the merger and has given an opinion to Gulf West's board of directors that, as of March 21, 2002 (the date Gulf West's board of directors voted on the merger), the consideration TSFG will pay for the Gulf West common stock is fair to Gulf West shareholders from a financial point of view. A copy of the opinion delivered by Sandler O'Neill is attached to this document as Appendix C. Gulf West shareholders should read the opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O'Neill in providing its opinion.

GULF WEST SHAREHOLDERS HAVE NO APPRAISAL RIGHTS (SEE PAGE 44).

Gulf West shareholders will not have any appraisal rights in connection with the merger.

GULF WEST OFFICERS AND DIRECTORS HAVE SOME INTERESTS IN THE MERGER THAT ARE DIFFERENT OR IN ADDITION TO THEIR INTERESTS AS SHAREHOLDERS (SEE PAGE 44).

In addition to their interests as shareholders, the directors and executive officers of Gulf West each have interests in the merger that are different from your interests. These interests relate or arise from, among other things:

         - the retention of some of the officers and directors of Gulf West as officers of TSFG or, in the case of Mr. Campbell, as a director of TSFG;

         -        the execution of a consulting agreement between TSFG and Mr.
                  Campbell;

         -        the potential receipt of severance and bonus payments;

         - the retention of Mr. Campbell and four additional directors of either Gulf West or Mercantile Bank as directors of Citrus Bank; and

         - the retention of certain other directors as members of a "local advisory board."

Gulf West's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

As of the record date, the directors and executive officers of Gulf West and their affiliates owned and were entitled to vote 1,791,220 shares of Gulf West common stock, which represents approximately 22.4% of the outstanding shares of Gulf West common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither TSFG nor any of its directors or executive officers or their affiliates held any shares of Gulf West common stock. Holders of a majority of the outstanding shares of Gulf West common stock must vote in favor of the merger in order for it to be approved.

THE MERGER IS EXPECTED TO OCCUR IN THIRD QUARTER OF 2002 (SEE PAGE 33).

The merger will occur shortly after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will occur in the third quarter of 2002. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Gulf West shareholders at the special meeting and the necessary regulatory approvals.

THE MERGER WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING (SEE PAGE 44).

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.

COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (SEE PAGE 33).

Completion of the merger is subject to a number of conditions, including the approval of the merger agreement by Gulf West's shareholders, and the receipt of regulatory consents and approvals that are necessary to permit completion of the merger. Certain conditions to the merger may be waived by TSFG or Gulf West, as applicable.

WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS (SEE PAGE 37).

The merger must be approved by the Board of Governors of the Federal Reserve System, the FDIC and the Florida Department of Banking and Finance. We have filed applications with these regulatory bodies seeking such approval. Based on the fact that the merger is subject to FDIC approval, TSF6 filed a request with the Federal Reserve Board to waive its application requirement, which request was approved. We expect to obtain all other regulatory approvals, although we cannot be certain if or when we will obtain them.


TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 40).

TSFG and Gulf West can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Gulf West or TSFG can generally decide, without the consent of the other, to abandon the merger in a number of situations, including:

         - The other party materially breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing).

         -        The merger has not been completed by October 31, 2002.

         - Gulf West shareholder approval is not obtained at the special meeting.

         - A regulatory authority denies a necessary approval or issues an order preventing the merger.

Subject to certain conditions, Gulf West's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it is necessary to terminate the merger in order to comply with its fiduciary duties to Gulf West and its shareholders. One such condition is that the merger may be so terminated by Gulf West only after the fifth day following TSFG's receipt of written notice advising TSFG that the board of directors of Gulf West is prepared to accept a superior proposal, and only if, during such five-day period, Gulf West negotiates in good faith with TSFG to make such adjustments in the terms and conditions of the merger agreement as would enable Gulf West to proceed with the merger on such adjusted terms. In any event, Gulf West may not so terminate the merger agreement unless concurrently with the termination of the merger agreement Gulf West enters into an acquisition agreement related to a superior proposal.

Gulf West may also terminate the merger agreement if shortly before the effective date of the merger, (1) the rolling 10-day average stock price of TSFG is less than $16.63 and (2) TSFG's stock price has underperformed the NASDAQ Bank Index by 10% or more since March 21, 2002. This is subject to TSFG's right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See "The Merger--Termination of the Merger Agreement -- General" beginning on page 40 of this document.

EACH OF GULF WEST AND TSFG MUST PAY THE OTHER A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES (SEE PAGE 40).

Gulf West. Under the merger agreement, upon the occurrence of specified events, Gulf West must pay TSFG a termination fee of $5 million. Generally, Gulf West would have to pay the termination fee if Gulf West terminates the merger agreement in order to accept a superior proposal. Gulf West would also have to pay the termination fee if a third party makes an acquisition proposal with respect to Gulf West and thereafter both of the following occur:

         - the merger agreement is terminated by TSFG or Gulf West because Gulf West shareholders fail to approve the merger, and

         - within twelve months of terminating the merger agreement either Gulf West enters into an acquisition agreement with a third party or any person acquires beneficial ownership of the right to acquire 25% or more of the outstanding shares of Gulf West common stock.

Gulf West agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Gulf West.

TSFG. TSFG has agreed to pay Gulf West a $3.5 million termination fee if the merger agreement is terminated because of the failure to obtain any regulatory approval other than one arising under the laws of the State of Florida.

EFFECT OF MERGER ON RIGHTS OF GULF WEST SHAREHOLDERS (SEE PAGE 49).

The rights of Gulf West shareholders are governed by Florida law, as well as Gulf West's articles of incorporation and bylaws. After completion of the merger, however, the rights of the former Gulf West shareholders receiving TSFG common stock in the merger will be governed by South Carolina law, as well as TSFG's articles of incorporation and bylaws. Although South Carolina law and TSFG's articles of incorporation and bylaws are similar in many ways to Florida law and Gulf West's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of such Gulf West shareholders.

SHARE INFORMATION AND MARKET PRICES  (SEE PAGE 7).

The following table sets forth the closing sale price per share of TSFG common stock and Gulf West common stock, and the equivalent per share price for Gulf West common stock, as of March 20, 2002 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the TSFG common stock at $19.80 per share, multiplying this value by the 4,465,141 shares of TSFG common stock being issued in the merger, and adding to this amount the cash consideration of $32,400,178. This total consideration is then divided by the total number of shares of Gulf West common stock and options to purchase Gulf West common stock outstanding as of March 20, 2002 (8,807,030 shares).

                                                       TSFG                 Gulf West                Equivalent
                                                   Common Stock           Common Stock            Price Per Share
                                                   ------------           ------------            ---------------
March 20, 2002                                        $19.80                 $13.30                    $13.72

The market prices of both TSFG and Gulf West common stock will fluctuate prior to the merger. You should obtain current market quotations for TSFG common stock and Gulf West common stock.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

         TSFG's common stock is quoted on the Nasdaq National Market under the symbol "TSFG." Gulf West's common stock is quoted on the Nasdaq National Market under the symbol "GWBK." The following table sets forth, for the periods indicated, the high and low sales prices per share for TSFG and Gulf West common stock as reported on the Nasdaq National Market, and the cash dividends declared per share for TSFG and Gulf West.

                                                   TSFG                                  GULF WEST
                                  -------------------------------------     -----------------------------------
                                     Price Range                               Price Range
                                  ----------------       Cash Dividends     ----------------     Cash Dividends
                                  High         Low       Paid Per Share     High         Low     Paid Per Share
                                  ----         ---       --------------     ----         ---     --------------
2000
First Quarter                   $ 18.13      $ 12.75      $ 0.10          $   7.93    $   6.35         $    --
Second Quarter                    17.75        10.75        0.10              9.06        6.35              --
Third Quarter                     15.88        11.00        0.10              7.93        7.14              --
Fourth Quarter                    13.38         8.38        0.11              8.09        6.55              --

2001
First Quarter                     17.38        12.19        0.11              9.05        7.02              --
Second Quarter                    22.00        13.31        0.11              9.05        7.62            0.10
Third Quarter                     20.00        14.01        0.11              8.98        7.67              --
Fourth Quarter                    18.00        15.44        0.12              9.70        8.19              --

2002
First Quarter                     20.49        17.51        0.12             13.90        9.30            0.10
Second Quarter
 (through June 4, 2002)           24.29        19.96        0.12             15.77       13.56              --

                           COMPARATIVE PER SHARE DATA

         The following table shows historical information about our companies' respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information, at or for the three months ended March 31, 2002 and at or for the year ended December 31, 2001. In presenting the comparative pro forma information for the periods shown we assumed that we had been combined throughout those periods.

         We assumed that the merger will be accounted for under the "purchase" method of accounting. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

         The information listed as "equivalent pro forma" for Gulf West was obtained by multiplying the pro forma amounts by a 0.6689 exchange ratio. This is the exchange ratio that would result assuming that a Gulf West shareholder is receiving 100% of his merger consideration in the form of TSFG common stock. This exchange rate calculation utilizes a valuation of TSFG common stock at the May 28, 2002 closing price of $22.75 per share, multiplying this value by the 4,465,141 shares of TSFG common stock being issued in the merger, and adding to this amount the cash consideration of $32,400,178. This total consideration is then divided by the total number of shares of Gulf West common stock and options to purchase Gulf West common stock outstanding at May 28, 2002 (8,804,743 shares). The resulting amount is then divided by $22.75 to determine the exchange ratio.

         We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger. The pro forma information throughout this document, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Gulf West's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of Gulf West will change the amount of the purchase price allocable to goodwill. Additionally, changes to Gulf West's shareholders' equity, including net income and changes in the market value of TSFG's common stock through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The information in the following table is based on, and should be read together with, the historical financial information that we have included in this document or presented in our prior filings with the SEC, which are incorporated into this document by reference, and with the more detailed pro forma financial information we provide in this document, which you can find beginning at page 89. See "Where You Can Find More Information" on page 86.

                   UNAUDITED COMPARATIVE PER COMMON SHARE DATA

                                                                        THREE MONTHS ENDED           YEAR ENDED
                                                                          MARCH 31, 2002          DECEMBER 31, 2001
                                                                        ------------------        -----------------
TSFG
Basic earnings per common share:
   Income before extraordinary item and cumulative effect of
   change in accounting principle
     Historical                                                             $  0.34                    $  1.04
     Pro forma
                                                                               0.34                       1.02
Diluted earnings per common share:
   Income before extraordinary item and cumulative effect of
   change in accounting principle
     Historical                                                                0.34                       1.02
     Pro forma                                                                 0.33                       1.01
Dividends declared on common stock:
   Historical                                                                  0.12                       0.45
   Pro forma                                                                   0.12                       0.45
Book value per common share:
   Historical                                                                 10.80                      11.11
   Pro forma
                                                                              11.99                      12.24

GULF WEST
Basic earnings per common share:
   Historical                                                               $  0.21                    $  0.64
   Equivalent pro forma                                                        0.23                       0.68
Diluted earnings per common share:
   Historical                                                                  0.20                       0.63
   Equivalent pro forma                                                        0.22                       0.68
Dividends declared on common stock:
   Historical                                                                  0.10                       0.10
   Equivalent pro forma                                                        0.08                       0.30
Book value per common share:
   Historical                                                                  5.17                       5.14
   Equivalent pro forma                                                        8.02                       8.19

                             SELECTED FINANCIAL DATA

         The following three tables present unaudited selected financial information of TSFG and Gulf West. Some of the financial information is historical and some of it gives effect to the merger on a pro forma basis. The historical information is derived from the historical financial statements of TSFG and Gulf West. In all cases, the financial information for each of TSFG and Gulf West is presented on a consolidated basis.

         The information in the following tables should be read together with the historical financial information that TSFG and Gulf West have presented in their prior filings with the Securities and Exchange Commission or included in this document. TSFG and Gulf West have incorporated this material into this document by reference to those other filings. See "Where You Can Find More Information" on page 86. Gulf West has also included this material in this document. See "Gulf West Financial Statements" beginning on page F-1. For additional pro forma information, see "Unaudited Pro Forma Condensed Combined Financial Information" on page 89.

                         THE SOUTH FINANCIAL GROUP, INC.
                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
            (Dollars and shares in thousands, except per share data)

                                          THREE MONTHS ENDED
                                              MARCH 31,                                YEARS ENDED DECEMBER 31,
                                       ------------------------    ---------------------------------------------------------------
                                          2002          2001          2001          2000         1999         1998         1997
                                       ----------    ----------    ----------    ----------   ----------   ----------   ----------
STATEMENT OF INCOME DATA
Interest income .....................  $   88,007    $  100,521    $  382,548    $  389,032   $  321,092   $  289,547   $  227,374
Interest expense ....................      34,601        57,575       197,324       214,403      146,478      140,206      109,541
                                       ----------    ----------    ----------    ----------   ----------   ----------   ----------
  Net interest income ...............      53,406        42,946       185,224       174,629      174,614      149,341      117,833
Provision for loan losses ...........       6,238         4,508        22,045        23,378       18,273       15,646       14,642
Noninterest income ..................      11,760        12,915        53,827        49,348       59,649       34,924       29,576
Noninterest expenses ................      37,524        38,158       148,504       189,859      154,829      113,383       94,214
Income taxes ........................       6,850         4,750        23,571         3,751       20,711       20,580       13,831
Minority interest in consolidated
  subsidiary, net of tax ............        (428)          (95)       (1,364)           --           --           --           --
                                       ----------    ----------    ----------    ----------   ----------   ----------   ----------
  Income before extraordinary item
    and cumulative effect of change
    in accounting principle .........      14,126         8,350        43,567         6,989       40,450       34,656       24,722
                                       ----------    ----------    ----------    ----------   ----------   ----------   ----------
Extraordinary item, net of tax ......          --            --        (1,957)           --           --           --           --
Cumulative effect of change in
  accounting principle, net of tax ..          --           282           282            --           --           --           --
                                       ----------    ----------    ----------    ----------   ----------   ----------   ----------
    Net income ......................  $   14,126    $    8,632    $   41,892    $    6,989   $   40,450   $   34,656   $   24,722
                                       ==========    ==========    ==========    ==========   ==========   ==========   ==========

PER COMMON SHARE DATA
Basic:
   Income before extraordinary item
    and cumulative effect of change
    in accounting principle .........  $     0.34    $     0.19    $     1.04    $     0.16   $     0.95   $     0.90   $     0.79
   Net income .......................        0.34          0.20          1.00          0.16         0.95         0.90         0.79
Diluted:
   Income before extraordinary item
    and cumulative effect of change
    in accounting principle .........        0.34          0.19          1.02          0.16         0.93         0.87         0.77
   Net income .......................        0.34          0.20          0.98          0.16         0.93         0.87         0.77
Cash dividends declared .............        0.12          0.11          0.45          0.41         0.37         0.33         0.29
Book value (period end) .............       10.80         11.24         11.11         11.04        11.55        10.64         8.32
Market price (period end) ...........       20.35         14.25         17.75         13.25        18.25        25.31        21.50

BALANCE SHEET DATA (PERIOD END)
Total assets ........................  $6,057,998    $5,277,752    $6,029,442    $5,220,554   $4,768,656   $4,136,647   $3,420,794
Loans, net of unearned income .......   3,809,823     3,734,424     3,736,763     3,735,182    3,291,720    2,841,077    2,474,122
Allowance for loan losses ...........      45,208        43,741        44,587        43,024       33,756       29,812       25,736
Total deposits ......................   3,641,504     3,816,380     3,605,255     3,894,662    3,481,651    3,302,523    2,811,139
Long-term debt ......................     433,726       359,816       411,294       318,326      314,279      116,125       94,665
Shareholders' equity ................     435,004       477,992       458,174       468,653      500,590      450,989      295,898
Common shares outstanding ...........      40,262        42,526        41,229        42,460       43,327       42,372       35,561

BALANCE SHEET DATA (AVERAGES)
Total assets ........................  $6,134,240    $5,217,482    $5,459,515    $5,032,700   $4,282,274   $3,726,204   $2,835,578
Loans, net of unearned income .......   3,744,882     3,749,320     3,769,358     3,545,336    3,045,913    2,577,018    2,066,592
Total earning assets ................   5,621,076     4,682,596     4,928,970     4,450,016    3,820,904    3,384,157    2,588,037
Total deposits ......................   3,615,594     3,802,461     3,688,250     3,699,553    3,373,282    3,050,268    2,331,167
Shareholders' equity ................     465,268       481,327       483,634       479,800      483,214      371,707      209,178
Common shares outstanding:
   Basic ............................      41,180        42,424        42,098        42,908       42,686       38,597       31,163
   Diluted ..........................      42,059        43,117        42,824        43,551       43,618       39,705       32,189

FINANCIAL RATIOS
Net interest margin .................        3.90%         3.77%         3.80%         3.98%        4.62%        4.46%        4.60%
Return on average assets ............        0.92          0.66          0.77          0.14         0.94         0.93         0.87
Return on average equity ............       12.14          7.17          8.66          1.46         8.37         9.32        11.82
Average equity as a % of average
  assets ............................        7.58          9.23          8.86          9.53        11.28         9.98         7.38

ASSET QUALITY RATIOS
Nonperforming assets as a % of loans
  and other real estate owned .......        1.34           .66          1.17          0.58         0.43         0.33         0.25
Net charge-offs to average loans ....        0.60          0.39          0.54          0.39         0.39         0.52         0.63
Allowance for loan losses as a  % of
  loans held for investment, net of
  unearned income ...................        1.20          1.18          1.20          1.16         1.04         1.09         1.15

                              GULF WEST BANKS, INC.
                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
            (Dollars and shares in thousands, except per share data)

                                            THREE MONTHS ENDED                              YEARS ENDED
                                                 MARCH 31,                                  DECEMBER 31,
                                          ---------------------     ------------------------------------------------------------
                                            2002         2001         2001         2000         1999         1998         1997
                                          --------     --------     --------     --------     --------     --------     --------
STATEMENT OF INCOME DATA
Net interest income ..................    $  7,961     $  8,218     $ 33,558     $ 31,345     $ 26,854     $ 21,018     $ 14,039
Interest expense .....................       2,460        3,972       14,049       15,212       12,455        9,602        6,026
                                          --------     --------     --------     --------     --------     --------     --------
     Net interest income .............       5,501        4,246       19,509       16,133       14,399       11,416        8,013
Provision for loan losses ............         188          157          761          537          670          440          437
Noninterest income ...................       1,093          949        3,981        3,534        3,478        2,856        1,987
Noninterest expenses .................       3,936        3,771       15,019       13,811       12,773       10,132        7,654
Income taxes .........................         842          408        2,669        1,794        1,364        1,179          654
                                          --------     --------     --------     --------     --------     --------     --------
         Net income ..................    $  1,628     $    859     $  5,041     $  3,525     $  3,070     $  2,521     $  1,255
                                          ========     ========     ========     ========     ========     ========     ========

PER COMMON SHARE DATA
Net income, basic ....................    $   0.21     $   0.11     $   0.64     $   0.45     $   0.40     $   0.33     $   0.27
Net income, diluted ..................        0.20         0.11         0.63         0.44         0.39         0.32         0.26
Cash dividends declared ..............        0.10           --         0.10           --           --           --           --
Book value (period end) ..............        5.17         4.74         5.14         4.56         3.92         3.76         3.10
Market price (period end) ............       13.90         9.05         9.70         7.26         7.82         7.78         4.28

BALANCE SHEET DATA (PERIOD END)
Total assets .........................    $524,905     $466,177     $516,041     $454,936     $416,602     $332,174     $204,848
Loans, net of unearned income ........     327,994      325,309      333,533      320,159      286,074      211,044      124,119
Allowance for loan losses ............       3,560        3,253        3,410        3,195        2,849        2,436        1,564
Total deposits .......................     417,552      383,246      425,323      392,054      356,567      286,372      169,101
Federal Home Loan Bank advances ......      20,000       20,000       20,000       10,000           --           --           --
Other borrowings .....................      43,620       22,974       27,600       14,984       27,417       15,438       20,237
Shareholders' equity .................      41,051       37,119       40,637       35,553       30,334       28,964       14,541
Common shares outstanding ............       7,942        7,824        7,905        7,793        7,725        7,691        4,682

BALANCE SHEET DATA (AVERAGES)
Total assets .........................    $514,747     $447,792     $479,218     $426,832     $390,874     $298,869     $182,424
Loans, net of unearned income ........     329,516      318,889      328,085      296,544      264,010      174,476      116,148
Total earning assets .................     472,172      404,912      436,420      385,971      349,273      268,902      165,670
Total deposits .......................     327,022      310,606      319,260      304,104      288,101      211,645      126,855
Shareholders' equity .................      41,117       36,336       38,108       32,520       29,650       27,344       13,675
Common shares outstanding:
      Basic ..........................       7,928        7,812        7,846        7,773        7,716        7,644        4,674
      Diluted ........................       8,201        8,015        7,982        7,952        7,934        7,850        4,797

FINANCIAL RATIOS
Net interest margin ..................        4.66%        4.19%        4.47%        4.18%        4.12%        4.25%        4.84%
Return on average assets .............        1.27         0.77         1.05         0.83         0.79         0.84         0.69
Return on average equity .............       15.84         9.46        13.23        10.84        10.35         9.22         9.18
Average equity as a % of average
  assets .............................        7.99         8.11         7.95         7.62         7.59         9.15         7.50

ASSET QUALITY RATIOS
Nonperforming assets as a % of loans
  and other real estate owned ........        1.10         0.11         1.47         0.01         1.16         0.67         0.51
Net charge-offs to average loans .....        0.05         0.12         0.17         0.06         0.10         0.06         0.05
Allowance for loan losses as a  % of
  loans held for investment, net of
  unearned income ....................        1.09         1.00         1.02         1.00         1.00         1.15         1.26

            THE SOUTH FINANCIAL GROUP, INC. AND GULF WEST BANKS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

         The pro forma information is presented using the purchase method of accounting. The pro forma information showing the combined results of TSFG and Gulf West is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the merger agreement been consummated on the dates or at the beginning of the periods presented, nor is it necessarily indicative of future results. For additional pro forma information, see "Unaudited Pro Forma Condensed Combined Financial Information" on page 89, including the notes included in such section.

                                                                                 THREE MONTHS ENDED             YEAR ENDED
                                                                                   MARCH 31, 2002            DECEMBER 31, 2001
                                                                                 ------------------          -----------------
STATEMENT OF INCOME DATA
Interest income .............................................................       $     95,874                 $ 415,730
Interest expense ............................................................             36,787                   210,279
                                                                                    ------------                 ---------
     Net interest income ....................................................             59,087                   205,451
Provision for loan losses ...................................................              6,426                    22,806
Noninterest income ..........................................................             12,853                    57,808
Noninterest expenses ........................................................             42,233                   166,614
Income taxes ................................................................              7,484                    25,409
Minority interest in consolidated subsidiary, net of tax ....................               (428)                   (1,364)
                                                                                    ------------                 ---------
     Income before extraordinary item and cumulative effect of change
           in accounting principle ..........................................       $     15,369                 $  47,066
                                                                                    ============                 =========

PER COMMON SHARE DATA
Income before extraordinary item and cumulative effect of change in
    accounting principle, basic .............................................       $       0.34                 $    1.02
Income before extraordinary item and cumulative effect of change in
    accounting principle, diluted ...........................................               0.33                      1.01
Cash dividends declared .....................................................               0.12                      0.45
Book value (period end) .....................................................              11.99

BALANCE SHEET DATA (PERIOD END)
Total assets ................................................................       $  6,751,755
Loans, net of unearned income ...............................................          4,140,011
Allowance for loan losses ...................................................             48,768
Total deposits ..............................................................          4,060,150
Long-term debt ..............................................................            467,026
Shareholders' equity ........................................................            529,561
Common shares outstanding ...................................................             44,176

                                  RISK FACTORS

         In addition to the other information contained in this document, including the matters addressed under the heading "Forward-Looking Statements" beginning on page 88, the following factors should be considered carefully when evaluating this transaction and the value of TSFG common stock to be received in this transaction.

         BECAUSE THE MARKET PRICE OF TSFG COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE VALUE OF THE MERGER CONSIDERATION THAT YOU WILL RECEIVE. Upon completion of the merger, each share of Gulf West common stock will be converted into merger consideration consisting of shares of TSFG common stock or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Gulf West shareholders will be based on the average closing price of TSFG common stock during the ten trading day valuation period ending on the third calendar day prior to the completion of the merger. This average price may vary from the price of TSFG common stock on the date the merger was announced, on the date that this document is mailed to Gulf West shareholders, or on the date of the special meeting of Gulf West shareholders. Because TSFG is issuing a fixed amount of shares as part of the merger consideration, any change in the price of TSFG common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

         Accordingly, at the time of the Gulf West special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of TSFG stock you would receive upon completion of the merger.

         THE MARKET PRICE OF THE SHARES OF TSFG COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE SHARES OF GULF WEST COMMON STOCK. Upon completion of the merger, certain holders of Gulf West common stock will become holders of TSFG common stock. Some of TSFG's current businesses and markets differ from those of Gulf West and, accordingly, the results of operations of TSFG after the merger may be affected by factors different from those currently affecting the results of operations of Gulf West. For a discussion of the businesses of TSFG and Gulf West and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information." on page 86.

         YOU MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT YOU ELECT. The merger agreement provides that the aggregate consideration to be received by Gulf West shareholders in the merger will be $32,400,178 in cash and 4,465,141 shares of TSFG common stock. If elections are made by Gulf West shareholders that would result in them receiving more or less cash or TSFG common stock than these amounts, either those electing to receive cash or those electing to receive TSFG common stock will have the consideration of the type they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect to receive.

         For example, if the total cash shares subscribed for by those shareholders electing all cash and a mix of cash and stock were valued at $40,000,000, those shareholders electing all cash would be cut back pro rata (and some of their shares exchanged for TSFG common stock instead of cash) so that the value of the Gulf West shares issued solely for cash equaled $32,400,178.

         Accordingly, unless you make a mixed election, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See "The Merger -- Certain Federal Income Tax Consequences" beginning on page 38.

         Moreover, even if you make a mixed election, you will not know the exact ratio of cash and TSFG common stock that you will receive until after the consummation of the merger.

         WE MAY FAIL TO REALIZE THE COST SAVINGS WE ESTIMATE FOR THE MERGER. The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of TSFG and Gulf West. TSFG's management originally estimated that approximately $4.0 million of annual pre-tax (or $2.7 million after-tax) cost savings would be realized from the merger beginning in the fourth quarter 2002. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of TSFG and Gulf West in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

         COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT. TSFG and Gulf West have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

         FUTURE RESULTS OF THE COMBINED COMPANIES MAY MATERIALLY DIFFER FROM THE PRO FORMA FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT. Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. We have estimated that the combined company will record approximately $15 million (pre-tax) of merger-related charges and purchase accounting adjustments. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 89. Approximately $11.5 million of pre-tax purchase accounting adjustments will be recorded upon completion of the merger, and $3.5 million of estimated pre-tax merger-related charge will be recorded in 2002 after completion of the merger.

         TSFG HAS EXPERIENCED SIGNIFICANT GROWTH THROUGH ACQUISITIONS, WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT NET INCOME. TSFG has experienced significant growth in assets as a result of acquisitions. Moreover, TSFG anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with TSFG's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into TSFG and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent that TSFG can continue to grow through acquisitions.

         Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that TSFG engages in significant acquisitions accounted for by the purchase method of accounting in the future, TSFG may be required to raise additional capital in order to maintain capital levels required by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

         In the future, TSFG may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. TSFG does not currently have any definitive understandings or agreements for any acquisitions material to TSFG other than the merger agreement with Gulf West. However, as noted above, TSFG anticipates that it will continue to expand by acquisition in the future.

         TSFG HAS VARIOUS ANTITAKEOVER MEASURES THAT COULD IMPEDE THE TAKEOVER OF TSFG. TSFG has various antitakeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of TSFG without the approval of TSFG's board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of TSFG common stock. See "Description of TSFG Capital Stock" on page 62.

         The antitakeover measures include:

         -- a shareholders' rights plan which, among other things, provides for the dilution of the TSFG common stock holdings of shareholders who acquire 20% or more of the TSFG common stock and attempt to acquire TSFG without the consent of management; and

         -- various charter provisions providing for, among other things, a "staggered" board of directors and supermajority voting requirements in connection with the removal of directors without cause and certain business combinations involving TSFG.

                  THE GULF WEST SPECIAL SHAREHOLDERS' MEETING

         The Gulf West board is providing this document to you in connection with its solicitation of proxies for use at the special meeting of Gulf West shareholders and at any adjournments or postponements of the special meeting. The special meeting will be held at Franklin Templeton Auditorium, 100 Fountain Parkway, Building 100, Carillon Office Complex, St. Petersburg, Florida, at 2:00 p.m. on July 11, 2002. At the special meeting, you will be asked to consider and vote to approve the merger agreement.

         TSFG is also providing this document to you as a prospectus in connection with the offer and sale by TSFG of its shares of common stock as a result of Gulf West's proposed merger.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided. If your shares are held in "street name," you should instruct your broker how to vote by following the directions provided by your broker.

RECORD DATE

         The Gulf West board has fixed the close of business on May 31, 2002 as the record date for determining the Gulf West shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there 7,983,548 issued and outstanding shares of Gulf West common stock held by approximately 440 holders of record. Only holders of record of Gulf West common stock as of the record date are entitled to notice of and to vote at the special meeting.

QUORUM; EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present.

         Because approval of the merger agreement and the related plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Gulf West common stock, abstentions will have the same effect as a vote against the merger agreement. The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions.

PROXIES

         Solicitation. Proxies in the form included in the proxy card accompanying this document are being solicited by the Gulf West board. Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger agreement and any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger agreement will be voted in favor of any adjournment or postponement of the special meeting.

         Directors, officers and other employees of Gulf West or its subsidiaries may solicit proxies, including personally or by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Gulf West will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by those persons, and Gulf West will reimburse these persons for their reasonable out-of-pocket expenses.

         Revocability. If you hold your shares in your own name, you may revoke your proxy at any time before its exercise at the special meeting by:

         --       giving written notice of revocation to the Secretary of Gulf
                  West,

         -- properly submitting a duly executed proxy bearing a later date, or

         --       voting in person at the special meeting.

         You should address all written notices of revocation and other communications with respect to revocation of proxies to:

                  Gulf West Banks, Inc.
                  425 22nd Avenue North
                  St. Petersburg, Florida, 33704
                  Attention: Barry K. Miller

         A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless notice of the death or incapacity is filed with the Secretary of Gulf West, before the shares are voted.

         If your shares are held in "street name" and you have instructed your broker to vote your shares, you must follow directions provided by your broker to change your vote.

VOTE REQUIRED

         The affirmative vote of the holders of a majority of the outstanding shares of Gulf West common stock is required for approval of the merger agreement. Each share of Gulf West common stock is entitled to one vote on each matter submitted to the meeting. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

         As of the record date, the directors and executive officers of Gulf West and their affiliates owned and are entitled to vote 1,791,220 shares of Gulf West common stock, which represents approximately 22.4% of the outstanding shares of Gulf West common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither TSFG nor any of its directors or executive officers or their affiliates held any shares of Gulf West common stock.

RECOMMENDATION OF BOARD OF DIRECTORS

         The Gulf West board has unanimously approved the merger agreement, believes that the merger is in the best interests of Gulf West, and recommends that you vote "FOR" approval of the merger agreement. See "The Merger--Reasons of Gulf West for the Merger" on page 18.

                                   THE MERGER

         The following description of the material information pertaining to the merger, including the material terms and conditions of the merger agreement, is qualified in its entirety by reference to the more detailed Appendices to this document, including the merger agreement attached as Appendix A, which is incorporated by reference into this document. We urge you to read the Appendices in their entirety.

TRANSACTION STRUCTURE

         The merger agreement provides for a transaction in which Gulf West will merge with and into TSFG. TSFG will be the surviving corporation in the merger. Immediately following completion of the merger, Gulf West's direct, wholly-owned bank subsidiary, Mercantile Bank, will be merged into TSFG's direct, wholly-owned Florida bank subsidiary, Citrus Bank. Each share of Gulf West common stock issued and outstanding at the effective time of the merger will be converted into either an amount of cash or a number of shares of TSFG common stock, as described below.

         The TSFG articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the TSFG bylaws will be the bylaws of the combined company. Upon completion of the merger, the board of directors of the combined company will be expanded by one member, and Mr. Gordon Campbell, the Chairman and President of Gulf West, will become a member of the board of directors of TSFG.

BACKGROUND OF THE MERGER

         During 2001 several financial institutions potentially interested in a business combination with Gulf West contacted senior management of Gulf West to ascertain Gulf West's interest in a business combination transaction. Gulf West believed it was an attractive merger partner for a larger banking organization due, in part, to Gulf West's earnings growth in recent years, as well as its presence in rapidly growing and attractive Florida markets. In light of the interest expressed by third parties in a possible business combination transaction with Gulf West, the Gulf West board determined to review the strategic alternatives available to Gulf West, including the possibility of a business combination transaction.

         In November 2001, the Gulf West board retained Sandler O'Neill to serve as its financial advisor in connection with Gulf West's review of its strategic alternatives and potential merger and acquisition transactions. At a board meeting held on November 16, 2001, Sandler O'Neill reviewed with the Gulf West board the stand-alone valuation of Gulf West, Gulf West's strategic alternatives, the current condition of the financial institution merger and acquisition market, and potential merger partners. Based on Sandler O'Neill's analysis and based on the values that the Gulf West board believed might be obtainable in a business combination transaction, the Gulf West board determined that a business combination between Gulf West and another financial institution may be in the best interests of Gulf West and its shareholders and authorized Sandler O'Neill to contact representatives of selected financial institutions to ascertain their interest in engaging in a business combination transaction with Gulf West. Among other things, the Gulf West board considered that it would better serve the interests of Gulf West's shareholders, employees and the communities Gulf West serves by initiating and controlling any process that could result in a business combination.

         In January 2002, Sandler O'Neill contacted twelve financial institutions believed by it and Gulf West's management to be potentially interested in and financially and otherwise capable of engaging in a business combination with Gulf West. These institutions were selected based on their suitability in light of certain characteristics including size, location, performance, operating strategy and pro forma impact. Of these twelve institutions, eight received from Sandler O'Neill a package containing information about Gulf West and executed confidentiality and standstill agreements. On or about February 15, 2002, Sandler O'Neill also delivered to each of these eight institutions a form of merger agreement and a letter requesting that interested parties deliver a written proposal by March 1, 2002 containing the proposed terms upon which that party would be willing to enter into a business combination with Gulf West. Three companies, including TSFG, submitted proposals for a business combination transaction.

         On March 7, 2002, the Gulf West board, together with its legal and financial advisors, met to review the proposals. Two of the three proposals, including the one submitted by TSFG, were determined to be superior to the third. The other superior proposal was submitted by another bank holding company (which we refer to as the "Other Party"). At the March 7 meeting, Sandler O'Neill reviewed in detail with the Gulf West board the proposals from TSFG and the Other Party and a comparison of the two potential transactions and the alternative of remaining independent. Sandler O'Neill reviewed, among other things, financial, operational and stock market capitalization data with respect to each of the two institutions, as well as certain pro forma financial data giving effect to a business combination with each of the two institutions. Sandler O'Neill also reviewed the prior experience of both institutions in completing merger and acquisition transactions. Gulf West's legal advisors also reviewed the terms of both proposals and the comments received from both institutions to the form of merger agreement distributed to them in February. The Gulf West board discussed at length the presentations made by Gulf West's financial and legal advisors, as well as the relative merits of a transaction with each of the institutions.

         In the days following the March 7 board meeting, Mr. Gordon Campbell, Gulf West's Chairman and President, traveled to meet with representatives of TSFG and the Other Party at their offices. Gulf West's management, together with Gulf West's legal and financial advisors, both negotiated the terms of definitive transaction documents and conducted a mutual due diligence review with both parties.

         The Gulf West board met on March 14 with senior management of Gulf West and Gulf West's legal and financial advisors to review the status of discussions with both TSFG and the Other Party. At the end of the meeting and after a lengthy discussion of the merits of both proposals, the Gulf West board determined to continue negotiations with both parties and to reconvene late in the week of March 18.

         At a meeting of the Gulf West board on March 21, 2002, senior management of Gulf West, together with Gulf West's legal and financial advisors, reviewed for the Gulf West board the discussions and contacts with TSFG and the Other Party to date and the terms of the transactions negotiated with both parties. As of that date, both TSFG and the Other Party were proposing a merger transaction where part of the merger consideration would be payable in cash and the rest would be payable in common stock of the acquiring company. Both parties' proposal would give Gulf West shareholders the option to elect the form of merger consideration that they would receive in the merger, subject in each case to an equalization mechanism that would equalize the value of the consideration to be received for each share of Gulf West common stock in the merger as measured during a valuation period, regardless of whether the Gulf West shareholder elected to receive stock or cash. Both proposals also contemplated a pro rata allocation mechanism in case there was an oversubscription of the cash or stock consideration. Based on the closing price of the common stock of TSFG and the Other Party on March 20, 2002, TSFG's proposal had an indicated value of $13.72 per share of Gulf West common stock, and the Other Party's proposal had an indicated value of $13.41 per share of Gulf West common stock.

         At the March 21 meeting, Gulf West's management and Gulf West's legal advisors reviewed the results of Gulf West's due diligence investigations of TSFG and the Other Party. Gulf West's legal advisor also reviewed the terms of the merger agreements negotiated with both parties and related matters, including the consulting and employment arrangements for Mr. Campbell and Robert A. Blakley and Douglas Winton, both Executive Vice Presidents of Gulf West. Gulf West's legal advisor also reviewed the fiduciary duties of the Gulf West board. Sandler O'Neill reviewed the financial terms of the proposals submitted by TSFG and the Other Party. Sandler O'Neill delivered to the Gulf West board its oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date, the merger consideration offered by TSFG was fair to Gulf West shareholders from a financial point of view. See "--Opinion of Gulf West's Financial Advisor."

         Based upon the Gulf West board's review and discussion of the definitive terms of the transaction, the opinion of Sandler O'Neill and other relevant factors (described below in "--Reasons of Gulf West for the Merger"), the Gulf West board, by unanimous vote of all directors, authorized and approved the execution of the merger agreement with TSFG.

         On the afternoon of March 21, Gulf West and TSFG entered into the merger agreement, Mr. Campbell entered into a consulting agreement with TSFG and Messrs. Blakley and Winton each entered into an employment agreement with TSFG (each consulting and employment agreement to become effective at the effective time of the merger). A press release was issued that afternoon announcing the proposed merger transaction.

REASONS OF GULF WEST FOR THE MERGER

         In reaching its determination to adopt the merger agreement, the Gulf West board consulted with Gulf West's management and its financial and legal advisors, and considered a number of factors. The following include all of the material factors considered by the Gulf West board:

         -- the Gulf West board's familiarity with and review of Gulf West's business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability and the associated business risks;

         -- the current and prospective economic and competitive environment facing the financial services industry generally, and Gulf West in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Gulf West;

         -- the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological development which significantly impact industry competition;

         -- the value to be received by holders of Gulf West common stock pursuant to the merger agreement in relation to the historical trading prices of Gulf West common stock;

         -- the substantial increase in the pro forma dividends of Gulf West shareholders receiving TSFG common stock pursuant to the merger (see "Summary -- Comparative Per Share Data" on page
                  7);

         -- the information presented by Sandler O'Neill to the Gulf West board with respect to the merger and the opinion of Sandler O'Neill that, as of the date of that opinion, the merger consideration was fair to the holders of Gulf West common stock from a financial point of view (see "--Opinion of Gulf West's Financial Advisor" below);

         -- the Gulf West board's review, based in part on the presentation of its financial advisor and Gulf West's management, of the business, operations, financial condition and earnings of TSFG on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of TSFG common stock, and the resulting relative interests of Gulf West shareholders and TSFG shareholders in the common equity of the combined company;

         -- the fact that TSFG has existing resources to fund the cash portion of the merger consideration;

         -- the previous experience of management of TSFG in completing acquisition transactions;

         -- the process conducted by Gulf West's management and its financial advisor in exploring and determining the potential value which could be realized by Gulf West's shareholders in a business combination transaction, including the contacts between Gulf West and/or its financial advisor with certain bank holding companies determined to be the most likely companies to be both interested in and financially and otherwise capable of engaging in a business combination transaction with Gulf West, the fact that each of the selected bank holding companies which expressed interest in a business combination transaction with Gulf West was afforded an opportunity to submit proposals for such a transaction to Gulf West, the terms of the proposals received by Gulf West from those institutions and the fact that the indicated value of the merger consideration in the TSFG proposal was higher as of March 21, 2002 than the indicated values of the per share consideration offered in the other proposals submitted to Gulf West;

         -- the general impact that the merger could be expected to have on the constituencies served by Gulf West, including its customers, employees and communities;

         -- the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code and that it would be accounted for as a purchase for accounting and financial reporting purposes (see "--Certain Federal Income Tax Consequences" on page 38 and "--Accounting Treatment" on page 44);

         -- the federal income tax consequences to Gulf West shareholders of receiving cash in exchange for their shares of Gulf West common stock;

         -- the fact that TSFG has agreed to (i) employ Mr. Campbell as a consultant and appoint him to the TSFG board of directors,
                  (ii) employ Messrs. Blakley and Winton as officers of Citrus Bank, (iii) appoint Mr. Campbell and four additional members of the board of directors of Gulf West and Mercantile to the board of directors of Citrus Bank, and (iv) appoint other members of the boards of directors of Gulf West and Mercantile as members of an advisory board of TSFG, all of which are expected to provide a degree of continuity and involvement by Gulf West following the merger, in the interest of Gulf West's shareholders, customers and employees;

         -- that the directors and officers of Gulf West might be deemed to have interests in the merger other than their interests generally as Gulf West shareholders (See "--Interests of Certain Persons in the Merger" on page 44);

         -- the results of the due diligence investigation of TSFG conducted by Gulf West's management and Gulf West's financial and legal advisors;

         -- the Gulf West board's assessment, with the assistance of counsel, concerning the likelihood that TSFG would obtain all requisite regulatory approvals required for the merger;

         -- the terms of the $5 million termination fee in favor of TSFG, including the risk that the termination fee might discourage third parties from offering to acquire Gulf West by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to TSFG's willingness to enter into the merger agreement; and

         -- the alternative strategic courses available to Gulf West, including remaining independent and exploring other potential business combination transactions.

         The preceding discussion of the information and factors considered by the Gulf West board was not intended to be exhaustive but includes all of the material factors considered by the Gulf West board. In the course of its deliberations with respect to the merger, the Gulf West board discussed the anticipated impact of the merger on Gulf West, its shareholders, and its various other constituencies, and no material disadvantages expected to result from the merger were identified during these discussions. In reaching its determination to approve and recommend the merger, the Gulf West board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

         THE GULF WEST BOARD BELIEVES THE MERGER IS IN THE BEST INTERESTS OF GULF WEST AND THE GULF WEST SHAREHOLDERS. THE GULF WEST BOARD UNANIMOUSLY RECOMMENDS THAT GULF WEST SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THAT AGREEMENT.

OPINION OF GULF WEST'S FINANCIAL ADVISOR

         Gulf West retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

         Sandler O'Neill acted as financial advisor to Gulf West in connection with the proposed merger with TSFG and participated in certain of the negotiations leading to the merger agreement. At the March 21, 2002 meeting at which the board considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Gulf West shareholders from a financial point of view. THE FULL TEXT OF SANDLER O'NEILL'S WRITTEN OPINION IS ATTACHED AS APPENDIX C TO THIS DOCUMENT. THE OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

         SANDLER O'NEILL'S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE GULF WEST BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO GULF WEST SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF GULF WEST TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY GULF WEST SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER, THE FORM OF CONSIDERATION A SHAREHOLDER SHOULD ELECT IN THE MERGER OR ANY OTHER MATTER.

         In connection with rendering its March 21, 2002 opinion, Sandler O'Neill reviewed and considered, among other things:

         --       The merger agreement and certain of the schedules thereto.

         -- Certain publicly available financial statements and other historical financial information of Gulf West that it deemed relevant.

         -- Certain publicly available financial statements and other historical financial information of TSFG that it deemed relevant.

         -- Projected earnings estimates for Gulf West for the years ending December 31, 2002 through 2004 prepared by and reviewed with management of Gulf West and the views of senior management of Gulf West, based on discussions with members of senior management, regarding Gulf West's business, financial condition, results of operations and future prospects.

         -- Projected earnings estimates for TSFG for the years ending December 31, 2002 and 2003 prepared by and reviewed with management of TSFG, earnings per share estimates for TSFG for the years ending December 31, 2002 and 2003 published by Institutional Brokers Estimate System (IBES), and the views of the senior management of TSFG, based on limited discussions with members of senior management, regarding TSFG's business, financial condition, results of operations and future prospects. IBES is a data service that monitors and produces a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

         -- The pro forma financial impact of the merger on TSFG, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of Gulf West and TSFG.

         -- The publicly reported historical prices and trading activity for Gulf West's and TSFG's common stock, including a comparison of certain financial and stock market information for Gulf West and TSFG with similar publicly available information for certain other companies the securities of which are publicly traded.

         -- The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available.

         -- The current market environment generally and the banking environment in particular.

         -- Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

         GULF WEST'S BOARD OF DIRECTORS DID NOT LIMIT THE INVESTIGATIONS MADE OR THE PROCEDURES FOLLOWED BY SANDLER O'NEILL IN GIVING ITS OPINION.

         In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Gulf West and TSFG that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O'Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and it did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Gulf West or TSFG or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Gulf West or TSFG, nor did it review any individual credit files relating to Gulf West or TSFG. With Gulf West's consent, Sandler O'Neill assumed that the respective allowances for loan losses for both Gulf West and TSFG were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill did not conduct any physical inspection of the properties or facilities of Gulf West or TSFG. Sandler O'Neill is not an accounting firm and it relied on the reports of the independent accountants of Gulf West and TSFG for the accuracy and completeness of the audited financial statements furnished to it.

         Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed that there has been no material change in Gulf West's and TSFG's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Gulf West and TSFG will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes.

         In rendering its March 21, 2002 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Gulf West or TSFG and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Gulf West or TSFG and the companies to which they are being compared.

         The earnings projections used and relied upon by Sandler O'Neill in its analyses were based upon internal projections of Gulf West and TSFG. With respect to all such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, Gulf West's and TSFG's managements confirmed to Sandler O'Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Gulf West and TSFG, respectively, and Sandler O'Neill assumed for purposes of its analyses that such performance would be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Sandler O'Neill by Gulf West and TSFG were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O'Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Gulf West, TSFG and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Gulf West board at the March 21st meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Gulf West's common stock or TSFG's common stock or the prices at which Gulf West's or TSFG's common stock may be sold at any time.

         SUMMARY OF PROPOSAL. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based upon the average closing price of TSFG's common stock for the twenty days ended March 19, 2002 of $19.55 and assuming 70% of Gulf West's shares are converted into TSFG stock and the remaining 30% are converted into cash in the merger, Sandler O'Neill calculated an implied transaction value of $13.60 per share. Based upon Gulf West's December 2001 financial information, Sandler O'Neill calculated the following ratios:

         Transaction Value/LTM Net Income                     22.80x
         Transaction Value/Tangible Book Value               300.52%
         Core Deposit Premium                                 19.81%

The aggregate transaction value was approximately $115 million, based upon 8.45 million fully diluted shares of Gulf West common stock outstanding, which was determined using the treasury stock method at the implied per share transaction value. For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. Sandler O'Neill noted that the transaction value represented a 5.3% premium over the March 19, 2002 closing price of Gulf West's common stock.

         STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of Gulf West's common stock and TSFG's common stock and the relationship between the movements in the prices of Gulf West's common stock and TSFG's common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Bank Index and the median performance of composite regional peer groups of publicly traded regional commercial banks selected by Sandler O'Neill. During the one year period ended March 19, 2002, Gulf West's common stock and TSFG's common stock outperformed each of the indices to which it was compared.

                             BEGINNING INDEX VALUE       ENDING INDEX VALUE
                                 MARCH 19, 2001            MARCH 19, 2002
                             ---------------------       ------------------
Gulf West                            100.00%                   169.58%
Nasdaq Bank Index                    100.00                    126.94
Regional Group                       100.00                    120.90
S&P 500 Index                        100.00                    101.72

                             BEGINNING INDEX VALUE       ENDING INDEX VALUE
                                 MARCH 19, 2001            MARCH 19, 2002
                             ---------------------       ------------------
TSFG                                 100.00%                   147.10%
Nasdaq Bank Index                    100.00                    126.94
Regional Group                       100.00                    128.02
S&P 500 Index                        100.00                    101.72

         COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to compare selected financial and market trading information for Gulf West and two groups of selected financial institutions. The first group consisted of Gulf West and the following ten publicly traded regional commercial banks, which we refer to as the "regional group":

First South Bancorp Inc.                GB&T Bancshares Inc.               Florida Banks Inc.
Old Point Financial Corp.               United Security Bancshares         Virginia Commerce Bancorp Inc.
Community Financial Group Inc.          TIB Financial Corp.                Eastern Virginia Bankshares
SNB Bancshares Inc.

         Sandler O'Neill also compared Gulf West to a group of ten publicly traded commercial banks which had a return on average equity (based on last twelve months' earnings) greater than 16% and a price-to-tangible book value greater than 240%. We refer to this group as the "highly valued group". The highly valued group was comprised of the following institutions:

Unizan Financial Corp.                  S.Y. Bancorp Inc.               First Community Bancorp
Franklin Financial Corp.                Cascade Bancorp                 Independent Community Bankshares
Redwood Empire Bancorp                  Bryn Mawr Bank Corp.            Community Bank of Northern Virginia
United Security Bancshares, Inc.

         The analysis compared publicly available financial information for Gulf West and the median data for each of the regional group and highly valued group as of and for each of the years ended December 31, 1996 through 2001. The table below sets forth the comparative data as of and for the year ended December 31, 2001, with pricing data as of March 19, 2002.

                                                                       REGIONAL           HIGHLY VALUED
                                                  GULF WEST              GROUP                GROUP
                                                ------------         ------------         -------------
Total assets                                    $    516,041         $    504,135         $    572,246
Tangible equity/total assets                            7.63%                8.30%                7.49%
Intangible assets/total equity                          3.15%                0.93%                2.47%
Net loans/total assets                                 63.97%               73.48%               77.16%
Gross loans/total deposits                             78.42%               91.43%               91.87%
Total borrowings/total assets                           9.22%               10.35%                6.10%
Non-performing assets/total assets                      0.95%                0.75%                0.41%
Loan loss reserve/gross loans                           1.02%                1.26%                1.36%
Net interest margin                                     4.51%                4.26%                4.64%
Non-interest income/average assets                      0.69%                1.02%                1.49%
Non-interest expense/average assets                     3.13%                3.25%                3.62%
Efficiency ratio                                       65.85%               66.10%               59.76%
Return on average assets                                1.05%                1.00%                1.55%
Return on average equity                               13.23%               10.98%               17.99%
Price/tangible book value per share                   258.10%              158.83%              270.67%
Price/earnings per share                               20.40x               16.09x               16.25x
Dividend yield                                          0.78%                2.18%                1.92%
Dividend payout ratio                                  15.87%               35.87%               31.13%

         Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for TSFG and two different groups of commercial banks. The first group consisted of TSFG and the following ten publicly traded regional commercial banks (which we refer to in our discussion as the "TSFG regional group"):

         First Citizens BancShares Inc.            First Virginia Banks Inc.         BancorpSouth Inc.
         Trustmark Corp.                           United Bankshares Inc.            F.N.B. Corp.
         Hancock Holding Co.                       First Charter Corp.               WesBanco Inc.
         Simmons First National Corp.

         Sandler O'Neill also compared TSFG to a group of ten publicly traded commercial banks which had a return on average equity (based on last twelve months' earnings) greater than 15% and a price-to-tangible book value greater than 250%. We refer to this group as the "TSFG highly valued group." The TSFG highly valued group was comprised of the following institutions:

         Trustmark Corp.                           Hudson United Bancorp             Community First Bankshares
         International Bancshares Corp.            First Midwest Bancorp Inc.        United Bankshares Inc.
         Southwest Bancorp. of Texas               Chittenden Corp.                  Pacific Capital Bancorp
         Westamerica Bancorp.

         The analysis compared publicly available financial information for TSFG and the median data for each of the TSFG regional group and TSFG highly valued group as of and for each of the years ended December 31, 1996 through 2001. The table below sets forth the comparative data as of and for the year ended December 31, 2001, with pricing data as of March 19, 2002.

                                                                     TSFG REGIONAL         TSFG HIGHLY
                                                    TSFG                 GROUP            VALUED GROUP
                                                ------------         -------------        ------------
Total assets                                    $  6,029,442         $  4,880,431         $  5,649,847
Tangible equity/total assets                            5.99%                8.45%                7.49%
Intangible assets/total equity                         21.20%               10.91%                9.23%
Net loans/total assets                                 61.24%               61.63%               62.36%
Gross loans/total deposits                            103.65%               79.30%               79.59%
Total borrowings/total assets                          30.36%                8.07%               13.36%
Non-performing assets/total assets                      0.73%                0.49%                0.37%
Loan loss reserve/gross loans                           1.19%                1.35%                1.52%
Net interest margin                                     3.80%                4.09%                4.54%
Non-interest income/average assets                      0.88%                1.42%                1.38%
Non-interest expense/average assets                     2.71%                3.26%                3.20%
Efficiency ratio                                       63.50%               63.09%               55.67%
Return on average assets                                0.77%                1.15%                1.44%
Return on average equity                                8.66%               11.82%               17.63%
Price/tangible book value per share                   228.40%              207.49%              301.34%
Price/earnings per share                               20.41x               15.00x               16.04x
Dividend yield                                          2.30%                2.82%                2.44%
Dividend payout ratio                                  46.94%               45.92%               41.10%

         ANALYSIS OF SELECTED MERGER TRANSACTIONS. Sandler O'Neill reviewed other transactions announced from January 1, 2001 to March 19, 2002 involving publicly traded commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O'Neill reviewed 108 transactions announced nationwide and 31 transactions in the Southeast region. Sandler O'Neill reviewed the multiples of transaction value at announcement to last twelve months' earnings, transaction value to estimated current year's earnings, transaction value to book value, transaction value to tangible book value, transaction value to total deposits, tangible book premium to core deposits, transaction value to total assets and premium to market price and computed high, low, mean and median multiples and premiums for each group of transactions. These multiples were applied to Gulf

West's financial information as of and for the year ended December 31, 2001. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of Gulf West's common stock of $10.14 to $18.44 based upon the median multiples for nationwide transactions and $10.25 to $19.78 based upon the median multiples for the Southeast. The implied transaction value of the merger as calculated by Sandler O'Neill was $13.60.

                                                    NATIONWIDE TRANSACTIONS          SOUTHEAST TRANSACTIONS
                                                   -------------------------        ------------------------
                                                    MEDIAN          IMPLIED          MEDIAN         IMPLIED
                                                   MULTIPLE          VALUE          MULTIPLE         VALUE
                                                   --------         --------        --------        --------
Transaction value/LTM EPS                            18.12x        $  10.37           20.23x        $  11.58
Transaction value/Estimated EPS (1)                  16.32x        $  11.75           15.85x        $  11.41
Transaction value/Book value                        200.78%        $  10.29          203.57%        $  10.43
Transaction value/Tangible book value               204.33%        $  10.14          206.62%        $  10.25
Transaction value/Total deposits                     22.38%        $  12.00           24.06%        $  12.90
Tangible book premium/Core deposits (2)              13.54%        $  11.27           15.21%        $  12.04
Transaction value/Total assets                       18.49%        $  12.03           19.52%        $  12.70
Premium to market (3)                                42.76%        $  18.44           53.11%        $  19.78

---------------------
         (1)      Estimated current year EPS
         (2)      Assumes $369,478 of core deposits.
         (3) Based on Gulf West's stock price of $12.92 as of market close on March 19, 2002.

         DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill performed an analysis which estimated the future stream of after-tax dividend flows of Gulf West through December 31, 2005 under various circumstances, assuming Gulf West's projected dividend stream and that Gulf West performed in accordance with the earnings projections reviewed with management. For periods after 2004, Sandler O'Neill assumed an annual growth rate on earning assets of approximately 10%. To approximate the terminal value of Gulf West common stock at December 31, 2005, Sandler O'Neill applied price/earnings multiples ranging from 10x to 25x and multiples of tangible book value ranging from 100% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Gulf West common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Gulf West common stock of $7.51 to $21.99 when applying the price/earnings multiples and $4.84 to $18.89 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O'Neill was $13.60.

                      EARNINGS PER SHARE MULTIPLES                             TANGIBLE BOOK VALUE MULTIPLES
Discount
Rate           10x           16x           19x           25x          100%          200%          250%          350%
--------     ------        ------        ------        ------        ------        ------        ------        ------
   9%        $ 9.25        $14.35        $16.90        $21.99        $ 5.93        $11.11        $13.71        $18.89
  11%          8.62         13.36         15.73         20.47          5.53         10.35         12.76         17.58
  13%          8.04         12.45         14.66         19.08          5.17          9.66         11.90         16.39
  15%          7.51         11.63         13.68         17.80          4.84          9.02         11.11         15.29

         Sandler O'Neill performed a similar analysis which estimated the future stream of after-tax dividend flows of TSFG through December 31, 2005 under various circumstances, assuming TSFG's projected dividend stream and that TSFG performed in accordance with the earnings projections reviewed with management. For periods after 2003, Sandler O'Neill assumed an annual growth rate on earning assets of approximately 7.5%. To approximate the terminal value of TSFG common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 10x to 25x and multiples of tangible book value ranging from 100% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of TSFG common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of TSFG common stock of $13.98 to $40.00 when applying the price/earnings multiples and $9.47 to $35.68 when applying multiples of tangible book value. The closing price of TSFG on March 19, 2002 was $19.95.

                      EARNINGS PER SHARE MULTIPLES                             TANGIBLE BOOK VALUE MULTIPLES
Discount
Rate           10x           16x           19x           25x          100%          200%          250%          350%
--------     ------        ------        ------        ------        ------        ------        ------        ------
   9%        $17.17        $26.30        $30.87        $40.00        $11.58        $21.22        $26.04        $35.68
  11%         16.01         24.50         28.75         37.25         10.82         19.78         24.26         33.22
  13%         14.95         22.86         26.81         34.72         10.12         18.46         22.63         30.98
  15%         13.98         21.35         25.04         32.41          9.47         17.25         21.14         28.92

         In connection with its analyses, Sandler O'Neill considered and discussed with the Gulf West board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

         PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon (1) the assumption that 30% of the Gulf West shares are exchanged for cash at a value of $13.60 per share, and 70% of the Gulf West shares are exchanged for TSFG common stock at an exchange ratio of 0.695, (2) the earnings per share estimates and projections of Gulf West and TSFG, and (3) assumptions regarding the economic environment, accounting and tax treatment of the merger, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Gulf West and TSFG. The analysis indicated that for the year ending December 31, 2003, the first full year following the merger, the merger would be slightly accretive to the combined company's projected earnings per share and dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

          Gulf West has agreed to pay Sandler O'Neill a transaction fee of 1% of the aggregate value of the transaction, or approximately $1,150,000, in connection with the merger, of which approximately $115,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O'Neill has also received a fee of $75,000 for rendering its opinion, which will be credited against that portion of the fee due upon the closing of the merger. Gulf West has also agreed to reimburse Sandler O'Neill for its out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         Sandler O'Neill has in the past provided certain investment banking services to TSFG and has received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to Gulf West and TSFG and their affiliates and may actively trade the debt and/or equity securities of Gulf West and TSFG and their affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

MERGER CONSIDERATION

         The merger agreement provides that at the effective time of the merger each share of Gulf West common stock issued and outstanding immediately prior to the effective time will be converted into either a number of shares of TSFG common stock or an amount of cash, in each case as described below. Gulf West shareholders will have the right to elect to convert their Gulf West common stock into cash, shares of TSFG common stock, or a mixture of both. See "--Election Procedure." In our discussion we refer to the number of shares of TSFG common stock to be received for each share of Gulf West common stock being converted into TSFG stock as the

"per share stock consideration", and we refer to the amount of cash to be received for each share of Gulf West common stock being converted into cash as the "per share cash consideration."

         Pursuant to the terms of the merger, TSFG will issue 4,465,141 shares of TSFG common stock and pay $32,400,178 in cash. The actual per share stock consideration and per share cash consideration to be paid to Gulf West shareholders cannot be determined until the third day immediately prior to the effective time of the merger. We intend to announce these amounts when known.

         The per share cash consideration will be equal to the amount obtained by dividing the "transaction value" by the number of "exchangeable shares." In our discussion we also refer to that amount as the "per share consideration."


         --       The "transaction value" is the dollar amount of the sum of:

                           (1) $32,400,178 (which is the aggregate amount of cash TSFG will pay pursuant to the merger), and
                           (2) the product of: (A) 4,465,141 (which is the aggregate number of shares of TSFG common stock that TSFG will issue pursuant to the merger) and (B) the "final stock price."

         -- The "final stock price" is the average of the closing sale prices of TSFG common stock as reported on Nasdaq during the ten consecutive trading days during which the shares of TSFG common stock are traded on Nasdaq ending on the third calendar day immediately prior to the effective time of the merger. We refer to this ten trading days period as the "valuation period."

         -- The number of "exchangeable shares" is the total number of shares of Gulf West common stock outstanding as of the close of business on the last day of the valuation period (assuming the exercise of all Gulf West options outstanding under Gulf West's employee stock option plan at that time).

         The per share stock consideration will be equal to the amount obtained by dividing the per share consideration by the final stock price.

         The formula described above is designed to equalize the value of the consideration to be received for each share of Gulf West common stock in the merger as measured during the valuation period, regardless of whether the Gulf West shareholder elects to receive all TSFG common stock, all cash, or a combination. This equalization mechanism was deemed to be desirable because, while the aggregate number of shares of TSFG common stock and the amount of cash to be received by Gulf West shareholders is fixed, the value of the TSFG common stock will fluctuate. In order to ensure that the value of the consideration for each share of Gulf West common stock is as equal as possible upon receipt by Gulf West shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the final stock price.

         For example, if the average closing price of TSFG common stock during the applicable measurement period was $22.78, a Gulf West stockholder receiving stock would receive approximately .6687 shares of TSFG common stock per share of Gulf West common stock having a value, based on such average closing price, of $15.2330 per share, and a Gulf West stockholder receiving cash would receive approximately $15.2323 in cash per share of Gulf West common stock, subject in each case to the allocation procedures described below. Based on that average price (and assuming that there are Gulf West options outstanding to purchase 821,195 Gulf West shares), approximately 26.6% of the outstanding shares of Gulf West common stock would be exchanged for cash, and approximately 73.4% would be exchanged for TSFG common stock.

         If the price of TSFG common stock increases, then the number of shares of Gulf West common stock being exchanged for cash would decrease and the number of shares being exchanged for TSFG common stock would increase. For example, if the average closing price during the actual valuation period is $25.06 (10% higher than the $22.78), then approximately 24.8% of the outstanding shares of Gulf West common stock would be exchanged for cash, and 75.2% would be exchanged for TSFG common stock (assuming that none of the Gulf West options outstanding as of the record date is exercised prior to the closing of the merger). Based on the average closing price of $25.06, a Gulf West stockholder receiving stock would receive approximately .6540 shares of TSFG common stock per share of Gulf West common stock having a value, based on that average closing price, of $16.3892 per share, and a Gulf West stockholder receiving cash would receive approximately $16.3885 in cash per share of Gulf West common stock, subject in each case to the allocation procedures described below.

         If the price of TSFG common stock decreases, then the number of shares of Gulf West common stock being exchanged for cash would increase and the number of shares being exchanged for TSFG common stock would decrease. For example, if the average closing price during the actual valuation period is $20.50 (10% lower than the $22.78), then approximately 28.8% of the outstanding shares of Gulf West common stock would be exchanged for cash, and approximately 71.2% would be exchanged for TSFG common stock (assuming that none of the Gulf West options outstanding as of the record date is exercised prior to the closing of the merger). Based on the average closing price of $20.50, a Gulf West stockholder receiving stock would receive approximately .6866 shares of TSFG common stock per share of Gulf West common stock having a value, based on such average closing price, of $14.0753 per share, and a Gulf West stockholder receiving cash would receive approximately $14.0760 in cash per share of Gulf West common stock, subject in each case to the allocation procedures described below.

         The following table sets forth, based on various average closing prices of TSFG common stock, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of Gulf West common stock that would be converted into TSFG common stock and cash based on such average closing prices. The table is based on the assumption that the number of shares of Gulf West common stock outstanding on the determination date is 7,983,548 and that as of such date there are 821,195 options to purchase Gulf West common stock. In the event that a portion of such options is exercised prior to the merger, then in every scenario set forth in the table the percentage of outstanding Gulf West shares that would be exchanged for cash will decrease, and the percentage of outstanding Gulf West shares that would be converted into shares of TSFG common stock will increase.

                                                                                                  PERCENTAGE OF OUTSTANDING
                                                                                                     SHARES OF GULF WEST
                                                                                                   COMMON STOCK TO RECEIVE
                                         PER SHARE STOCK                                         ----------------------------
  AVERAGE CLOSING    TRANSACTION          CONSIDERATION      VALUE OF PER        PER SHARE
   PRICE DURING         VALUE            (SHARES OF TSFG     SHARE STOCK            CASH             STOCK          CASH
VALUATION PERIOD      (IN 000S)            COMMON STOCK)    CONSIDERATION      CONSIDERATION     CONSIDERATION  CONSIDERATION
----------------     ------------        ---------------    -------------      -------------     -------------  -------------
     $ 25.00           $ 144,029              0.6543        $    16.3575        $    16.3581         75.2%            24.8%
       24.50             141,796              0.6573             16.1039             16.1045         74.8             25.2
       24.00             139,564              0.6605             15.8520             15.8510         74.4             25.6
       23.50             137,331              0.6637             15.5970             15.5974         74.0             26.0
       23.00             135,098              0.6671             15.3433             15.3438         73.6             26.4
       22.50             132,866              0.6707             15.0908             15.0903         73.1             26.9
       22.00             130,633              0.6744             14.8368             14.8367         72.6             27.4
       21.50             128,401              0.6783             14.5835             14.5831         72.2             27.8
       21.00             126,168              0.6824             14.3304             14.3296         71.7             28.3
       20.50             123,936              0.6866             14.0753             14.0760         71.2             28.8
       20.00             121,703              0.6911             13.8220             13.8224         70.6             29.4
       19.80             120,810              0.6930             13.7214             13.7210         70.4             29.6
       19.50             119,470              0.6958             13.5681             13.5689         70.1             29.9
       19.00             117,238              0.7008             13.3152             13.3153         69.5             30.5
       18.50             115,005              0.7060             13.0610             13.0617         68.9             31.1
       18.00             112,773              0.7116             12.8088             12.8082         68.3             31.7
       17.50             110,540              0.7174             12.5545             12.5546         67.7             32.3
       17.00             108,308              0.7236             12.3012             12.3010         67.0             33.0
       16.50             106,075              0.7302             12.0483             12.0475         66.3             33.7
       16.00             103,842              0.7371             11.7936             11.7939         65.6             34.4

         Based on the $19.80 closing price of TSFG common stock on March 20, 2002, the day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $13.72 per Gulf West share. Based on the $22.78 closing price of TSFG common stock on May 31, 2002, the merger had a value of approximately $15.23 per Gulf West share.

         A table giving examples of the results of various possible elections by a hypothetical Gulf West shareholder based on different average closing prices of TSFG common stock is attached as Appendix B.

         NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF TSFG COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF TSFG COMMON STOCK ON THE DATE THAT STOCK IS RECEIVED BY A GULF WEST SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF TSFG COMMON STOCK RECEIVED BY A GULF WEST SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF TSFG DUE TO NUMEROUS MARKET FACTORS.

         Gulf West may also terminate the merger agreement if shortly before the effective date of the merger, (1) the rolling 10-day average stock price of TSFG is less than $16.63 and (2) TSFG's stock price has underperformed the NASDAQ Bank Index by 10% or more since March 21, 2002. This is subject to TSFG's right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See "--Termination of the Merger Agreement."

         If, between the date of the merger agreement and the effective time, the shares of TSFG common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

         No fractional shares of TSFG common stock will be issued to any holder of TSFG common stock upon completion of the merger. For each fractional share that would otherwise be issued, TSFG will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the five trading days immediate preceding the date of completion of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of TSFG common stock.

         The terms of the merger were determined by Gulf West and TSFG on the basis of arm's-length negotiations.

ELECTION PROCEDURE

         Subject to the allocation mechanism described in the next section, each Gulf West shareholder will have the right to elect to receive with respect to his or her shares of Gulf West common stock, (A) all cash, (B) all TSFG common stock, or (C) a mixture of cash and TSFG common stock. In our discussion we refer to each of these three possible elections as the "all cash election," the "all stock election" and the "mixed election."

         All Cash Election. Shareholders who elect the all cash election will receive the per share cash consideration in respect of all their shares of Gulf West common stock, subject to the allocation mechanism described below. In our discussion we refer to the shares held by a shareholder who has made an all cash election as "cash election shares."

         All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of Gulf West common stock, subject to the allocation mechanism described below. In our discussion we refer to the shares held by a shareholder who has made an all stock election as "stock election shares."

         Mixed Election. Shareholders who elect the mixed election will receive
(A) the per share cash consideration in respect of that portion of that holder's shares of Gulf West common stock equal to the "cash percentage," and
(B) the per share stock consideration in respect of that portion of that holder's shares of Gulf West common stock equal to the "stock percentage." The "cash percentage" and the "stock percentage" cannot be determined until the third day immediately prior to the effective time of the merger:

         -- The "cash percentage" will equal the amount obtained by dividing (1) the amount obtained by dividing $32,400,178 by the per share cash consideration, by (2) the total number of shares of Gulf West common stock outstanding as of the close of business on the last day of the valuation period.

         -- The "stock percentage" will equal one minus the cash percentage.

         For example, assuming that the average closing price of TSFG common stock for the applicable period was $22.78 and assuming that options to purchase 821,195 Gulf West shares are outstanding, the cash percentage would be 26.6% and the stock percentage would be 73.3%. In other words, a shareholder holding 100 shares of Gulf West common stock who makes the mixed election would receive the per share cash consideration in respect of 27 shares and the per share stock consideration in respect of 73 shares, subject to the allocation mechanism described below. We intend to announce the actual cash percentage and the stock percentage when known.

         Non-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or TSFG common stock, and shareholders who do not make a valid election, will be deemed to have made a "non-election." Shareholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Gulf West common stock. See "--Allocation" below.

         For example, assuming a Gulf West shareholder holds 100 shares of Gulf West stock (and that the average closing price of TSFG common stock for the applicable ten trading day period were $22.78 and that there were options to purchase 821,195 Gulf West shares outstanding), if such shareholder made:

         -- An all stock election, he would receive 66 shares of TSFG common stock (and cash in lieu of fractional shares) having a total value of approximately $1,523;
         -- An all cash election, he would receive approximately $1,523 in cash;
         -- A mixed election, he would receive 48 shares of TSFG common stock and cash of approximately $430, which together with the stock, would have a total value of approximately $1,523.

The actual allocation of cash and stock would be subject in each case to the allocation procedures described under the heading " The Merger--Allocation" beginning on page 31 of this document.

         A FIXED NUMBER OF SHARES OF TSFG COMMON STOCK WILL BE ISSUED AND A FIXED AMOUNT OF CASH PAID IN THE MERGER. ACCORDINGLY, THERE IS NO ASSURANCE THAT A HOLDER OF GULF WEST COMMON STOCK WILL RECEIVE THE FORM OF CONSIDERATION THAT THE HOLDER ELECTS WITH RESPECT TO ALL SHARES OF GULF WEST COMMON STOCK HELD BY THAT HOLDER. IF THE ELECTIONS RESULT IN AN OVERSUBSCRIPTION WITH RESPECT TO SHARES OF GULF WEST COMMON STOCK WHICH WOULD OTHERWISE RECEIVE EITHER THE PER SHARE STOCK CONSIDERATION OR THE PER SHARE CASH CONSIDERATION, THE PROCEDURES FOR ALLOCATING TSFG COMMON STOCK AND CASH, DESCRIBED BELOW UNDER "--ALLOCATION," WILL BE FOLLOWED BY THE EXCHANGE AGENT.

         Election Form. The merger agreement provides that 35 days prior to the anticipated date of completion of the merger, the companies will mail to Gulf West shareholders a form of election and other appropriate and customary transmittal materials. Each election form will allow the holder to make the mixed election, all cash election, or all stock election, or to indicate that the holder makes no election. The companies will mail the form of election to each Gulf West shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date. TSFG will also make available forms of election to persons who become holders of Gulf West common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

         Holders of Gulf West common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of Gulf West common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m. on the 33rd day following the mailing date, will be deemed non-electing shares.

         TO MAKE AN ELECTION, A HOLDER OF GULF WEST COMMON STOCK MUST SUBMIT A PROPERLY COMPLETED ELECTION FORM SO THAT IT IS ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT OR PRIOR TO THE ELECTION DEADLINE IN ACCORDANCE WITH THE INSTRUCTIONS ON THE ELECTION FORM. AN ELECTION FORM WILL BE PROPERLY COMPLETED ONLY IF ACCOMPANIED BY CERTIFICATES REPRESENTING ALL SHARES OF GULF WEST COMMON STOCK COVERED BY THE ELECTION FORM (OR APPROPRIATE EVIDENCE AS TO THE LOSS, THEFT OR DESTRUCTION, APPROPRIATE EVIDENCE AS TO THE OWNERSHIP OF THAT CERTIFICATE BY THE CLAIMANT, AND APPROPRIATE AND CUSTOMARY IDENTIFICATION).

         An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Gulf West common stock making a revocation, return the certificates of Gulf West common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of TSFG regarding these matters will be binding and conclusive. Neither TSFG nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

         Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Gulf West shareholder at the effective time of the merger who has not previously and properly surrendered shares of Gulf West common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Gulf West common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

         Until you surrender your Gulf West stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time with respect to TSFG common stock into which any of your shares may have been converted. When you surrender your certificates, TSFG will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Gulf West of any shares of Gulf West common stock. If certificates representing shares of Gulf West common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Gulf West common stock represented by that certificate shall have been converted.

         If a certificate for Gulf West common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

ALLOCATION

         Pursuant to the terms of the merger, TSFG will issue 4,465,141 shares of TSFG common stock and pay $32,400,178 in cash. Therefore, all cash and all stock elections are subject to proration to preserve these limitations on the amount of cash to be paid and the number of shares of TSFG common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock.

         Oversubscription of the Cash Consideration. TSFG common stock may be issued to shareholders who make an all cash election if the aggregate cash amount that would otherwise be paid by TSFG to Gulf West shareholders would be greater than $32,400,178. In that situation the following allocation mechanism will be used:

         -- all shareholders who make a mixed election will receive the per share stock consideration in respect of that portion of that holder's shares of Gulf West common stock equal to the stock percentage and the per share cash consideration in respect of that portion of that holder's shares of Gulf West common stock equal to the cash percentage;

         -- all stock election shares and non-electing shares will be converted into the per share stock consideration;

         -- the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $32,400,178;

         -- all shares selected by the exchange agent through the pro rata selection process described in the prior bullet point will be converted into the per share stock consideration;

         -- the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

         Oversubscription of the Stock Consideration. If the aggregate cash amount that TSFG would pay to Gulf West shareholders who make an all cash election or a mixed election is less than $32,400,178, TSFG may pay cash to shareholders who fail to make a valid election and, if necessary, to shareholders who make an all stock election. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

         -- all shareholders who make a mixed election will receive the per share cash consideration in respect of that portion of that holder's shares of Gulf West common stock equal to the cash percentage and the per share stock consideration in respect of that portion of that holder's shares of Gulf West common stock equal to the stock percentage;

         -- all cash election shares will be converted into the per share cash consideration;

         -- the exchange agent will then select from among the no election shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $32,400,178;

         -- all shares selected by the exchange agent through the pro rata selection process described in the prior bullet point will be converted into the per share cash consideration;

         -- the stock election shares and non-electing shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

         The allocation described above will be computed by the exchange agent within ten days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger. The pro rata process to be used by the exchange agent will consist of an equitable pro rata process as will be mutually determined by Gulf West and TSFG.

         BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING CASH, TSFG COMMON STOCK, OR BOTH CASH AND TSFG COMMON STOCK WILL DIFFER, GULF WEST SHAREHOLDERS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTION "--CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND TO CONSULT THEIR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO THEM. IN ADDITION, BECAUSE THE STOCK CONSIDERATION CAN FLUCTUATE IN VALUE FROM THE DETERMINATION MADE DURING THE VALUATION PERIOD, THE ECONOMIC VALUE PER SHARE RECEIVED BY GULF WEST SHAREHOLDERS WHO RECEIVE THE STOCK CONSIDERATION MAY, AS THE DATE OF RECEIPT BY THEM, BE MORE OR LESS THAN THE AMOUNT OF CASH CONSIDERATION PER SHARE RECEIVED BY GULF WEST SHAREHOLDERS WHO RECEIVE CASH CONSIDERATION.

TREATMENT OF OPTIONS

         Each outstanding option to acquire Gulf West common stock granted under Gulf West's stock option plan will be converted automatically at the effective time of the merger into a fully vested option to purchase TSFG common stock. Gulf West stock options will continue to be governed by the terms of the Gulf West stock option plan, except that:

         -- the number of shares of TSFG common stock subject to the new TSFG option will be equal to the product of the number of shares of Gulf West common stock subject to the Gulf West stock option and the per share stock consideration, rounded down to the nearest whole share, and

         -- the exercise price per share of TSFG common stock subject to the new TSFG stock option will be equal to the exercise price per share of Gulf West common stock under the Gulf West stock option divided by the per share stock consideration, rounded up to the nearest cent.

FRACTIONAL SHARES

         TSFG will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of TSFG common stock multiplied by (ii) the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the five trading days immediately prior to the effective date of the merger.

EFFECTIVE TIME

         The merger will become effective at such time as the later of the following has occurred: (1) articles of merger reflecting the merger are filed by the Secretary of State of South Carolina, (2) articles of merger reflecting the merger are filed by the Department of State of Florida; or (3) at a time specified in the Florida articles of merger and/or the South Carolina articles of merger.

         We will complete the merger on the first day which is both the last business day of the month and at least one business day after all the conditions to the merger set forth in the merger agreement have first been satisfied or waived, unless we agree otherwise.

         We anticipate that the merger will be completed during the third quarter of 2002. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, TSFG and Gulf West will complete the merger. If the merger is not completed on or before October 31, 2002, either TSFG or Gulf West may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See "-- Conditions to the Completion of the Merger" and "-- Regulatory Approvals Required for the Merger" beginning on pages 33 and 37, respectively.

CONDITIONS TO THE COMPLETION OF THE MERGER

         Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

         The respective obligations of TSFG and Gulf West to complete the merger are subject to the following conditions:

         --       approval of the merger agreement by Gulf West's shareholders;

         -- receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

         -- absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

         -- absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

         -- effectiveness of the registration statement for the TSFG shares to be issued in the merger;

         -- approval by the Nasdaq National Market of listing of the shares of TSFG common stock to be issued in the merger;

         -- accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a "material adverse effect" on the party making those representations and warranties (see "-- Representations and Warranties" below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

         -- the receipt by that party of an opinion of its counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

         -- the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger.

REPRESENTATIONS AND WARRANTIES

         Each of Gulf West and TSFG has made representations and warranties to the other in the merger agreement as to, among other things:

         -- corporate existence, good standing and qualification to conduct business,

         -- due authorization, execution, delivery and enforceability of the merger agreement,

         --       capital structure,

         -- governmental and third-party consents necessary to complete the merger,

         -- absence of any violation of agreements or law or regulation as a result of the merger,

         --       compliance with laws,

         --       SEC and regulatory filings,

         --       financial statements,

         --       absence of material adverse changes,

         --       employee benefit matters,

         --       environmental matters,

         --       loan portfolio,

         --       tax treatment of the merger,

         --       properties,

         --       material contracts,

         --       agreements with regulatory agencies and regulatory approvals,

         --       absence of legal proceedings and regulatory actions,

         -- fees payable to financial advisors in connection with the merger, and

         --       tax matters.

         TSFG has also made representations and warranties to Gulf West with respect to (A) availability of sufficient cash and cash equivalents on hand to finance the merger and (B) ownership of Gulf West common stock. Gulf West has also made representations and warranties to TSFG with respect to the inapplicability of state anti-takeover laws and the receipt of a fairness opinion.

         The representations and warranties of the parties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with any of those representations or warranties has had or would be reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the party making those representations and warranties and its subsidiaries taken as a whole or on the ability of that party and its subsidiaries to consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any of the following:

         --       changes in banking laws, rules or regulations,

         -- changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally,

         -- changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates,

         -- any action or omission of either party or their subsidiaries taken with the prior consent of the other party, or

         -- any expenses incurred by a party in connection with the merger agreement and the merger.

CONDUCT OF BUSINESS PENDING THE MERGER

         Gulf West has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as consented by TSFG), to conduct its business in the ordinary course consistent with past practice. TSFG has agreed to conduct its business in substantially the same manner as conducted prior to signing the merger agreement.

         In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party,

         -- take any action that is intended or may reasonably be expected to result in any of that party's representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

         -- in the case of Gulf West, declare or pay any dividend or make any distribution on its capital stock, other than Gulf West's normal annual dividend not in excess of $0.10 per share, and in the case of TSFG, declare or pay any dividends or make any other distributions on its capital stock other than its current quarterly dividends;

         -- except as required by generally accepted accounting principles, change its methods of accounting; or

         -- take or cause to be taken any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

         Gulf West has agreed to additional covenants that place restrictions on the conduct of the business of Gulf West and its subsidiaries, including specific covenants providing that Gulf West and its subsidiaries will not, without the prior consent of TSFG,

         -- amend its articles of incorporation, bylaws or other similar governing documents;

         -- repurchase, redeem or otherwise acquire any shares of capital stock of Gulf West or any of its subsidiaries;

         -- split, combine or reclassify any shares of its capital stock or issue or sell, or authorize the issuance or sale of, any shares of Gulf West capital stock or any securities convertible into, or any rights or options to acquire, any Gulf West shares, except for the issuance of Gulf West common stock upon the exercise of outstanding options issued under employee benefit plans, programs or arrangements in accordance with their present terms;

         --       enter into any new line of business;

         -- other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume or guarantee the obligations of any third party;

         -- acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any assets which would be material to Gulf West, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

         -- make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair and which do not exceed $100,000 in the aggregate;

         -- except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Gulf West or any of its subsidiaries and any of its current or former directors, officers or employees other than certain retention and severance programs, and pro-rata bonus payments described below (see "--Interests of Certain Persons in the Merger - Severance and Bonus Payments");

         -- except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

         -- file any application to relocate or terminate the operations of any banking office of Gulf West or any of its subsidiaries;

         -- other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

         -- create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

         TSFG has also agreed not to take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any regulatory approval.

NO SOLICITATION BY GULF WEST

         Gulf West has agreed that it will not solicit, initiate, encourage or facilitate any inquiries with respect to any:

         --       tender offer;

         -- proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving Gulf West or Mercantile Bank; or

         -- proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, Gulf West or Mercantile Bank.

In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an "acquisition proposal."

         Gulf West, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if Gulf West's board determines, consistent with its fiduciary duties, that the proposal or offer would be likely to result in a transaction that is:

         -- for either (A) a merger, reorganization or similar transaction involving Gulf West, (B) a sale, transfer or other disposition of at least 50% of the assets of Gulf West and its subsidiaries, or (C) the acquisition by a person of beneficial ownership of 50% or more of Gulf West's common stock;

         -- more favorable to Gulf West shareholders from a financial point of view than the transaction contemplated by the merger agreement with TSFG; and

         --       reasonably capable of being completed.

         In our discussion we refer to any offer or proposal described above as a "superior proposal." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, Gulf West must execute a confidentiality agreement with the other party and advise TSFG of the material terms and conditions relating to that other party's superior proposal.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

         TSFG and Gulf West have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Deposit Insurance Corporation and various state and other regulatory authorities. We have filed applications with these regulatory bodies seeking such approval. The merger cannot proceed in the absence of these regulatory approvals. Although TSFG and Gulf West expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice ("DOJ") or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

         TSFG and Gulf West are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

         Federal Deposit Insurance Corporation. The acquisition of Mercantile Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the "BMA") requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anticompetitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 ("CRA") in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Assuming FDIC approval, the merger may not be consummated until 30 days after such approval, during which time the DOJ may challenge the merger on antitrust grounds. With the approval of the FDIC and the DOJ, the waiting period may be reduced to 15 days.

         Approval of Florida Department of Banking and Finance. The Florida Department of Banking and Finance must approve the change of control of Mercantile Bank. Under Section 658.28 of the Florida banking code, the Florida Department of Banking and Finance will issue a Certificate of Approval for a change of control of a Florida state bank only after it has made an investigation and has determined that the proposed new owner of a controlling interest of such Florida state bank is qualified by reputation, character, experience and financial responsibility to control and operate the bank in a legal and proper manner and that the interest of the other shareholders, if any, and the depositors and creditors of the bank and the interest of the public generally will not be jeopardized by the proposed change in ownership, controlling interest or management. In addition, pursuant to Section 658.295 of the Florida banking code, the Florida Department of Banking and Finance will not permit the merger unless Mercantile Bank has been in existence and continuously operating, on the date of its acquisition, for more than three years. Also, the Florida Department of Banking and Finance will not permit the merger if, upon consummation of the transaction, TSFG, including all of its insured depository institutions that would be "affiliates," as defined in 12 U.S.C. ss.1841(k), would control 30% or more of the total amount of deposits held by all insured depository institutions in the State of Florida.

         Federal Reserve Board. The merger is also subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. Based on the fact that the merger is subject to FDIC approval, TSFG filed a request with the Federal Reserve Board to waive its application requirements. The Federal Reserve Board approved the waiver request.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a general summary of certain material United States federal income tax consequences of the merger to a shareholder of Gulf West that holds its shares of Gulf West common stock as a capital asset. In our discussion we refer to such a shareholder as a "holder." The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to holders subject to special treatment under the Internal Revenue Code (including banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, holders that acquired their shares of Gulf West common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

         EACH HOLDER OF GULF WEST COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

         Consummation of the merger is conditioned upon the receipt by Gulf West of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Gulf West, and upon the receipt by TSFG of the opinion of Nelson Mullins Riley & Scarborough, L.L.P., counsel to TSFG, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Gulf West nor TSFG intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

         Assuming the opinions referred to above are received, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its Gulf West common stock for cash, TSFG common stock or a combination of cash and TSFG common stock.

         Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of the shares of Gulf West common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Gulf West common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder's holding period with respect to the Gulf West common stock surrendered is more than one year. If, however, the holder constructively owns shares of Gulf West common stock that are exchanged for shares of TSFG common stock in the merger or owns shares of TSFG common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading "Exchange for TSFG Common Stock and Cash," except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder's gain.

         Exchange Solely for TSFG Common Stock. If pursuant to the merger a holder exchanges all of the shares of Gulf West common stock actually owned by it solely for shares of TSFG common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of TSFG common stock (as discussed below). The aggregate adjusted tax basis of the shares of TSFG common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Gulf West common stock surrendered for the TSFG common stock (reduced by the tax basis allocable to any fractional share of TSFG common stock for which cash is received), and the holding period of the TSFG common stock will include the period during which the shares of Gulf West common stock were held. If a holder has differing bases or holding periods in respect of its shares of Gulf West common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of TSFG common stock received in the exchange.

         Exchange for TSFG Common Stock and Cash. If pursuant to the merger a holder exchanges all of the shares of Gulf West common stock actually owned by it for a combination of TSFG common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the TSFG common stock received pursuant to the merger over that holder's adjusted tax basis in its shares of Gulf West common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder's holding period with respect to the Gulf West common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See " -- Possible Treatment of Cash as a Dividend" on page 39.

         The aggregate tax basis of TSFG common stock received by a holder that exchanges its shares of Gulf West common stock for a combination of TSFG common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Gulf West common stock surrendered for TSFG common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the TSFG common stock will include the holding period of the shares of Gulf West common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Gulf West common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of TSFG common stock received in the exchange.

         Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of TSFG. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Gulf West common stock solely for TSFG common stock and then TSFG immediately redeemed (the "deemed redemption") a portion of the TSFG common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) "substantially disproportionate" with respect to the holder or (2) "not essentially equivalent to a dividend."

         The deemed redemption, generally, will be "substantially disproportionate" with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. At a minimum, however, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in the holder's deemed percentage stock ownership of TSFG. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of TSFG that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of TSFG that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the holder. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

         Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of TSFG common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of Gulf West common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Gulf West common stock is more than one year.

TERMINATION OF THE MERGER AGREEMENT

         General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Gulf West, in any of the following ways:

         --       by mutual consent of TSFG and Gulf West;

         -- by either TSFG or Gulf West, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity, except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

         -- by either TSFG or Gulf West, if any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

         -- by either TSFG or Gulf West, if the merger is not completed on or before October 31, 2002 unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

         -- by either TSFG or Gulf West, if the approval of the shareholders of Gulf West required for completion of the merger is not obtained at the special meeting;

         -- by either TSFG or Gulf West, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described under "-- Conditions to Completion of the Merger";

         -- by Gulf West if its board of directors determines that in light of a superior proposal it must terminate the merger agreement to comply with its fiduciary duties to Gulf West and its shareholders, provided that Gulf West may not so terminate the merger agreement unless concurrently with the termination of the merger agreement Gulf West enters into an acquisition agreement related to a superior proposal. Furthermore, Gulf West may not terminate the merger agreement prior to the fifth day following TSFG's receipt of a written notice advising TSFG that Gulf West's board of directors is prepared to accept a superior proposal, and only if, during that five-day period Gulf West negotiates in good faith with TSFG to make adjustments in the terms and conditions of the merger agreement as would enable Gulf West to proceed with the merger on those adjusted terms; or

         -- by Gulf West, if the price of TSFG common stock declines below certain levels established by formulas set forth in the merger agreement, as described in the following paragraphs.

         Price-Based Termination. According to the terms of the merger agreement, Gulf West has the right to terminate the merger if both of the following conditions are satisfied:

         (1) the average closing price of TSFG common stock as reported on the Nasdaq National Market for the 10 consecutive trading days ending on the third calendar day immediately prior to the effective date of the merger is less than $16.63, and

         (2)      the "TSFG ratio" is less than the "index ratio."

                  -- "TSFG ratio" is the amount obtained by dividing the average of the last reported sale prices per share of TSFG common stock as reported on the Nasdaq National Market during the valuation period by $19.568 (which is the average of the last reported sale prices per share of TSFG common stock during the twenty trading-day period prior to the signing of the merger agreement).

                  -- "Index ratio" is the amount obtained by dividing the closing price of the Nasdaq Bank Index on the third calendar day immediately prior to the effective date of the merger by the closing price of the Nasdaq Bank Index on March 21, 2002, and subtracting 0.10 from that quotient.

         In order to exercise this termination right, Gulf West would have to give prompt written notice to TSFG at any time during the three-day period ending on the day the merger would otherwise become effective. During the three-day period beginning with its receipt of Gulf West's notice, TSFG will have the option to avoid termination by electing to increase the total stock consideration and/or the total cash consideration in a manner such that the conditions in either clause (1) or (2) immediately above will be deemed not to exist:

                  -- the condition set forth in clause (1) will be deemed not to exist if the total stock consideration and/or the total cash consideration is increased so that the per share consideration after the increase is not less than the per share consideration that would have been in effect if the condition set forth in clause
                           (1) did not exist; and

                  -- the condition set forth in clause (2) will be deemed not to exist if the total stock consideration and/or the total cash consideration is increased so that the per share consideration after the increase is not less than the per share consideration that would have been in effect if the condition set forth in clause
                           (2) did not exist.

         The description in this section of Gulf West's right to terminate the merger agreement because of a decline of TSFG's stock price is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

         It is not possible to know whether the price-based termination right will be triggered until after the third calendar day immediately prior to the effective date of the merger. The Gulf West board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Gulf West board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial and legal counsel. If Gulf West's shareholders approve and adopt the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Gulf West board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and/or the total cash consideration and without any further action by or resolicitation of the shareholders of Gulf West, or to terminate the merger agreement.

         Termination Fees. Gulf West must pay TSFG a termination fee of $5 million if:

         - Gulf West terminates the merger agreement in order to accept a superior proposal; or

         - an acquisition proposal with respect to Gulf West or any of its subsidiaries has been made known to Gulf West and has been publicly announced or otherwise become public, or been made to the Gulf West shareholders generally, and after which both of the following occurs:

                           - the merger agreement is terminated by TSFG or Gulf West because either (i) the Gulf West shareholders fail to approve the merger agreement, or (ii) the merger agreement is not completed on or before October 31, 2002, and prior to that date the shareholders of Gulf West have not previously approved the merger; and

                           - within twelve months of terminating the merger agreement (1) Gulf West or Mercantile Bank enter into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction, or the disposition of at least 50% of the assets of Gulf West; or (2) any person acquires beneficial ownership of the right to acquire 25% or more of the outstanding shares of Gulf West common stock.

         Gulf West agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Gulf West.

         TSFG must pay Gulf West a termination fee of $3.5 million if the merger agreement is terminated due to:

         - TSFG's failure to obtain a requisite regulatory approval (other than any regulatory approval required under Florida law), or

         - the failure to complete the merger by October 31, 2002 (if prior to that date TSFG has failed to obtain any required regulatory approval other than any regulatory approval required under Florida law).

         Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of TSFG or Gulf West or their respective officers or directors, except that:

         - any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

         - certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

         - TSFG and Gulf West each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

         Extension and Waiver. At any time prior to the completion of the merger, each of TSFG and Gulf West may, to the extent legally allowed:

         - extend the time for the performance of the obligations under the merger agreement;

         - waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

         - waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

         Amendment. Subject to compliance with applicable law, TSFG and Gulf West may amend the merger agreement at any time before or after approval of the merger agreement by Gulf West shareholders. However, after approval of the merger agreement by Gulf West shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Gulf West shareholders.

EMPLOYEE BENEFIT PLANS AND EXISTING AGREEMENTS

         Employee Benefit Plans. The merger agreement provides that as of the effective time of the merger, former employees of Gulf West and its subsidiaries will be eligible to participate in employee benefit plans of TSFG or its subsidiaries in which similarly situated employees of TSFG or its subsidiaries participate. For purposes of determining an employee's eligibility to participate, entitlement to benefits (except defined benefit pension benefits) or vested percentage of benefits under TSFG employee benefit plans, TSFG will give credit for the service a continuing employee had with Gulf West prior to the merger. Former employees of Gulf West will also be given credit for any amounts paid under a corresponding Gulf West employee benefit plan for purposes of applying deductibles, co-payments, and out-of-pocket maximums as though the employee had paid the amounts in accordance with the terms and conditions of the applicable TSFG plan.

         Severance Plan. Prior to the effective time of the merger, Gulf West will adopt a severance policy, applicable to all full-time employees (other than those covered by other severance programs of Gulf West and its subsidiaries). In the event of termination without "cause" or by the employee for "good reason", the severance policy will provide generally for severance payments equal to two weeks' salary for each year of service with Gulf West and its subsidiaries with a minimum payment of four weeks' salary and a maximum of six months' salary. The severance policy will also provide for reasonable and customary outplacement services.

         Bonus Pool. Prior to the effective time of the merger, Gulf West will adopt a retention program pursuant to which certain selected employees of Gulf West will be entitled to receive payments (1) at the effective time of the merger and/or (2) some period of months (not to exceed six months) following the merger, contingent upon the continued employment of those employees as of those payment dates. These retention bonuses will also be payable to participants in the event that their employment is terminated either by Gulf West or TSFG without "cause" or for "good reason." The aggregate cash compensation to be paid pursuant to the retention program will not exceed $500,000.

         Employee Stock Purchase Plan. TSFG has agreed to assume and honor Gulf West's employee stock purchase plan and to take no action that would terminate the plan until the completion of the annual offering commenced under the plan on January 1, 2002, which offering terminates on December 31, 2002.

STOCK MARKET LISTING

         TSFG common stock is listed on the Nasdaq National Market. TSFG has agreed to use its reasonable best efforts to cause the shares of TSFG common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.

EXPENSES

         The merger agreement provides that each of TSFG and Gulf West will pay its own expenses in connection with the transactions contemplated by the merger agreement.

DIVIDENDS

         The merger agreement provides that, prior to the effective time:

         - TSFG may declare and pay its regular quarterly cash dividend and may increase its quarterly dividend in a manner consistent with past practice, and

         - Gulf West may declare and pay its normal annual dividend not in excess of $0.10 per share.

APPRAISAL RIGHTS

         Appraisal rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances and exceptions to those rights are set forth in the laws of Florida.

         Gulf West shareholders are not entitled to appraisal rights under Florida law in connection with the merger because shares of Gulf West are listed on the Nasdaq National Market. Florida law generally states that in connection with the consummation of a plan of merger, shareholders of a company whose stock is listed on a national securities exchange or designated as a national market system on an interdealer quotation system by the National Association of Securities Dealers, Inc. are not entitled to appraisal rights.

ACCOUNTING TREATMENT

         TSFG will account for the merger as a purchase, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Gulf West as of the effective time will be recorded at their respective fair values and added to those of TSFG. The amount by which the purchase price paid by TSFG exceeds the fair value of the net tangible and identifiable intangible assets acquired by TSFG through the merger will be recorded as goodwill. Financial statements of TSFG issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Gulf West.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Gulf West board of directors that Gulf West shareholders vote in favor of approval of the merger agreement, Gulf West shareholders should be aware that some Gulf West executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as shareholders of Gulf West. Gulf West's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         These interests relate to or arise from, among other things:

         - the continued indemnification of current directors and officers of Gulf West under the merger agreement and providing these individuals with directors' and officers' insurance;

         - the retention of some of the officers and directors of Gulf West as officers of TSFG or, in the case of Mr. Campbell, as a director of TSFG;

         -        the execution of a consulting agreement between TSFG and Mr.
                  Campbell;

         - the execution of employment agreements between TSFG and two executive officers of Gulf West;

         -        the potential receipt of severance and bonus payments;

         - the establishment of a rabbi trust in order to assist Gulf West with its funding obligations under several deferred compensation arrangements;

         - the retention of Mr. Campbell and four additional directors of either Gulf West or Mercantile Bank as directors of Citrus Bank;

         - the creation by TSFG of an advisory board that includes each member of the board of directors of Gulf West and Mercantile Bank (other than Mr. Campbell and any other Gulf West or Mercantile Bank director who becomes a director of TSFG or Citrus Bank); and

         -        the acceleration and conversion of stock options.

         Indemnification and Insurance. TSFG has agreed in the merger agreement that, from and after the effective time of the merger, TSFG will indemnify and hold harmless each present and former director, officer and employee of Gulf West and its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, arising out of matters existing or occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the effective time. TSFG has also agreed to advance any of those costs to each indemnified party as they are from time to time incurred, in each case to the fullest extent permitted under applicable law.

         TSFG has also agreed in the merger agreement that, for a period of three years after the effective time of the merger, it will cause the former directors and officers of Gulf West to be covered by the policy of directors' and officers' liability insurance currently maintained by Gulf West or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Gulf West policies, subject to certain maximum cost limits.

         Consulting Agreement with Mr. Campbell. Because Mr. Campbell possesses intimate knowledge of the business and affairs of Gulf West, TSFG determined that it was critical to retain his services following the merger. As a result, Mr. Campbell has entered into a consulting agreement with TSFG which will become effective upon the consummation of the merger. Pursuant to the agreement, Mr. Campbell will serve as a special consultant to the Company for a period commencing at the effective time of the merger and ending on May 30, 2012. Mr. Campbell will serve as Vice Chairman of Citrus Bank and, in addition, TSFG has agreed that following the merger it will take all action to cause Mr. Campbell to be elected to the board of directors of TSFG and Citrus Bank. Mr. Campbell will report directly to TSFG's Chief Executive Officer and will not be required to provide services to TSFG for more than 330 hours a year. During the term of his consulting agreement, Mr. Campbell will be entitled to:

         -        receive an annual consulting fee of $265,000;

         - participate in (or receive comparable coverage in lieu of participation in) all of the employee benefit plans and arrangements (including any life, death, disability, accident or health insurance plan) made available to senior executives of TSFG, except that Mr. Campbell will not be eligible to participate in TSFG's stock option or bonus plans;

         - receive perquisites, including club dues and a car allowance, that are the same as or substantially equal to the perquisites received by Mr. Campbell prior to the merger; and

         -        reimbursement for office space and office support services.

         In the event that Mr. Campbell's service is terminated during the term of his consulting agreement, except in the event of a termination by TSFG for "cause" or by Mr. Campbell without "good reason", Mr. Campbell will be entitled to:

         - continued life, death, disability, accident and health insurance benefits for Mr. Campbell and his dependents for the remainder of the term of the consulting agreement;

         - continued receipt of perquisites for the remainder of the term of the consulting agreement;

         - all accrued consulting fees and incurred expenses and amounts due under benefit plans and arrangements; and

         - a lump sum payment in an amount equal to all consulting fees due through the remainder of the term of the consulting agreement.

         Pursuant to the consulting agreement, TSFG is required, if necessary, to make an additional "gross-up payment" to Mr. Campbell to offset fully the effect of any excise tax imposed by Section 4999 of the Internal Revenue Code on any excess parachute payment, whether made to Mr. Campbell pursuant to the consulting agreement or otherwise.

         Employment Agreements. Mr. Blakley has entered into an employment agreement with TSFG, effective as of the effective time of the merger, pursuant to which Mr. Blakley will serve as the Market President (Tampa Bay) of TSFG. Mr. Blakley's agreement has a rolling term of three years and extends automatically. Either party may give written notice of termination to the other, at which point the term is fixed at three years from the date of notice, terminating on the expiration of that term. During the term of the employment agreement, Mr. Blakley is entitled to:

         - an annual salary of $190,000, which salary will be reviewed annually and may be increased by the board of directors of TSFG;

         - at the direction of the board of directors of TSFG, an additional incentive cash bonus pursuant to TSFG's incentive compensation plans;

         - participate in the TSFG Supplemental Executive Benefit Plan at a level that will provide a benefit equal to 15% of the average annual base salary and bonus earned by Mr. Blakley during his last three years of employment; and

         - reasonable club dues for one country club and two business clubs, personal tax advisory services, a $1,000,000 life insurance policy, disability insurance as may be purchased for $15,000 per year and other benefits as generally provided to TSFG executives.

         If (1) Mr. Blakley terminates his employment as a result of a breach of the agreement by TSFG, (2) following a change in control of TSFG, Mr. Blakley terminates his employment due to an "involuntary termination" (including a change in his responsibilities, position or authority, a change in the terms or status of the agreement, a reduction in his compensation or benefits, his forced relocation outside his area, or a significant increase in his travel requirements), or (3) TSFG terminates Mr. Blakley's employment without "cause" then, in each case, Mr. Blakley will:

         - receive his base salary and other benefits through his date of termination;

         - receive a lump sum amount equal to three times his annual total compensation (provided that, if TSFG terminates
                  Mr. Blakley's employment without cause in the absence of a change in control, Mr. Blakley will receive a lump sum equal to the compensation and benefits that would be provided to him for the remaining term of the contract);

         -        become vested in all TSFG share grants or options; and

         - be deemed to be retired and credited with TSFG service for the remaining term of the agreement for purposes of TSFG's benefit plans.

         In the event of certain terminations (including a "voluntary termination" prior to a change in control), Mr. Blakley may not, for a period of three years following that termination, compete against TSFG as provided in the agreement. However, if Mr. Blakley voluntarily terminates his employment during the 30 day period beginning on the first anniversary of the effective time of the merger, the period during which Mr. Blakley may not compete with TSFG will be limited to 90 days. Furthermore, if Mr. Blakley's employment is terminated for any reason (whether by Mr. Blakley or TSFG) following a change in control of TSFG, there will be no limitation on any activity of Mr. Blakley. Amounts payable under Mr. Blakley's employment agreement will be reduced to the extent necessary to avoid an imposition of any excise tax pursuant to Section 4999 of the Internal Revenue Code.

         Mr. Winton has entered into an employment agreement with TSFG, effective as of the effective time of the merger, pursuant to which Mr. Winton will serve as the Executive Vice President Retail (Tampa Bay) of TSFG. The terms of Mr. Winton's employment agreement are identical to Mr. Blakley's agreement, except that Mr. Winton's initial annual base salary will be $160,000.

         Severance and Bonus Payments. Mr. Blakley, Mr. Winton, Kay L. BonEnfant, Executive Vice President-Human Resources of Mercantile Bank, Gilbert
K. Grass, Executive Vice President, Operations-Data Processing of Mercantile Bank, Barry K. Miller, Executive Vice President, Chief Financial Officer and Secretary of Gulf West, and John T. Sica, Vice President of Gulf West, are participants in the Mercantile executive severance pay plan which provides, among other things, for certain payments in connection with changes in employment after a change in control. TSFG agreed that, prior to the effective time of the merger, these officers will receive a lump sum cash payment in satisfaction of certain obligations under the severance pay plan. Assuming current salary and bonus amounts remain in effect, the following amounts will be paid to each of these officers: Mr. Blakley, $380,000; Mr. Winton, $320,000; Ms. BonEnfant, $74,000; Mr. Grass, $91,000; Mr. Miller, $312,000; and Mr. Sica, $107,000.

         At or immediately prior to the effective time of the merger, Gulf West will pay pro-rata bonuses to each participant in the Senior Executive Officer and Executive Vice President Bonus Programs, provided that those participants are employed by Gulf West at the time of the merger. Payments will equal the product of that participant's 2001 bonus and a fraction based on the number of days elapsed in 2002 through the effective time of the merger. Assuming that the effective time of the merger occurs on September 1, 2002, the officers would be entitled to the following amounts: Robert Blakley, $52,748; Douglas Winton, $44,419; Barry Miller, $43,309; Kay BonEnfant, $9,948; Gilbert Grass, $12,146; John Sica, $14,691; Jeffrey Hackett, $13,071; Robert Shoemaker, $13,071; Daniel Hester, $13,071; Jeffrey Seligsohn, $10,064.

         Adoption of a Rabbi Trust. Prior to the effective time of the merger, Gulf West will establish a rabbi trust in order to assist Gulf West in meeting its obligations under individual salary continuation agreements with Mr. Campbell, Mr. Blakley, Mr. Winton, Mr. Grass, Mr. Miller and Mr. Sica. The rabbi trust will provide that at the effective time of the merger, Gulf West will make an irrevocable contribution to the trust in amount equal to the present value of benefits payable under the salary continuation agreements.

         TSFG Board of Directors. TSFG has agreed in the merger agreement to cause Gordon W. Campbell to be appointed as a director of TSFG at the effective time of the merger. TSFG has also agreed that, if Mr. Campbell does not become a director of TSFG because of death, disability or otherwise, or if Mr. Campbell shall cease to be a director of TSFG at any time before the third anniversary of the effective time of the merger, TSFG will cause a person who was a member of the Gulf West board of directors as of March 21, 2002 to be elected or appointed as a director of TSFG for at least that period.

         Citrus Bank Board of Directors. TSFG has agreed that upon completion of the merger of Mercantile Bank with Citrus Bank, the directors of the surviving bank will consist of (1) all the directors of Citrus Bank serving immediately prior to the bank merger, (2) Gordon Campbell, and (3) four additional persons who are currently serving on the board of directors of either Gulf West or Mercantile Bank. Mr. Campbell and the additional four directors will hold office for a period of no less than two years from the effective time of the bank merger. TSFG has agreed that if either Mr. Campbell or any of the four additional bank directors do not become a director of the surviving bank because of death, disability or otherwise, or if any of them cease to be a director of the surviving bank at any time before the second anniversary of the bank merger, TSFG will cause a person who is currently a director of Gulf West to replace that bank director.

         Advisory Board. TSFG has agreed that, promptly following the effective time of the merger, it will cause each member of the board of directors of Gulf West and Mercantile Bank (other than Mr. Campbell and any other Gulf West or Mercantile Bank director who becomes a director of TSFG or Citrus Bank), who is willing to so serve, to be elected or appointed as a member of an advisory board to be created by TSFG, the function of which will be to advise TSFG with respect to deposit and lending activities in Gulf West's former market area and to maintain and develop customer relationships. The members of the advisory board will be elected to serve an initial term of one year beginning on the effective date of the merger. TSFG has agreed to re-elect annually each of the initial members of the advisory board to successive one-year terms. Each member of the advisory board will receive a fee of $250.00 per meeting attended.

         Acceleration and Conversion of Stock Options. All unvested options held by Gulf West's directors and executive officers will become vested at the time of completion of the merger. As of the date of the special meeting, Gulf West's directors and executive officers are expected to hold unvested options to buy a total of 561,712 shares of Gulf West common stock with exercise prices ranging from $2.168 to $10.20 per share. Any of these options and any other options granted under Gulf West's benefit plans that are not exercised before the merger will be converted into options for TSFG common stock with equivalent terms.

RESTRICTIONS ON RESALES BY AFFILIATES

         Shares of TSFG common stock to be issued to Gulf West shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Gulf West. Any subsequent transfer of shares, however, by any person who is an affiliate of Gulf West at the time the merger is submitted for a vote of Gulf West shareholders will, under existing law, require either:

         - the further registration under the Securities Act of the TSFG common stock to be transferred,

         - compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

         -        the availability of another exemption from registration.

         An "affiliate" of Gulf West is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Gulf West. These restrictions generally are expected to apply to the directors and executive officers of Gulf West and the holders of 10% or more of the Gulf West common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. TSFG will give stop transfer instructions to the transfer agent with respect to the shares of TSFG common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

         Gulf West has agreed in the merger agreement to cause each person who is an affiliate of Gulf West for purposes of Rule 145 under the Securities Act to deliver to TSFG a written agreement intended to ensure compliance with the Securities Act.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         The rights of Gulf West shareholders are currently governed by the Florida Business Corporation Act (the "Florida Code") and the articles of incorporation and bylaws of Gulf West. The rights of TSFG shareholders are currently governed by the South Carolina Business Corporation Act of 1988 (the "South Carolina Code") and the articles of incorporation and bylaws of TSFG. The following discussion summarizes the material differences between the current rights of Gulf West shareholders and the rights they will have as TSFG shareholders if they receive TSFG common stock in the merger.

         The following comparison of shareholders' rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to shareholders. This summary is qualified in its entirety by reference to the Florida Code, Gulf West's articles of incorporation and bylaws, the South Carolina Code, and TSFG's articles of incorporation and bylaws.


AUTHORIZED CAPITAL STOCK

         TSFG. TSFG is authorized to issue 100,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share.

         GULF WEST. Gulf West is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of Class A Preferred Stock, par value $5.00 per share.


SIZE OF BOARD OF DIRECTORS

         TSFG. TSFG's bylaws provide that the number of directors may be increased or decreased by the action of the board or shareholders at any board meeting or annual meeting of shareholders. This provision is limited by South Carolina law, which requires a shareholder vote to change the number of directors by more than 30% of the existing number of directors. The merger agreement requires that the board increase the number of members from 17 to 18, and to fill the vacancy by appointing Gordon W. Campbell.

         GULF WEST. Gulf West's bylaws provide that the board must consist of not less than 5 directors and no more than 25 directors, with the exact number fixed by the board of directors. Gulf West's board of directors is currently comprised of nine persons.


CLASSIFICATION OF DIRECTORS

         TSFG. TSFG's articles of incorporation provide that the board of directors, to the extent it consists of nine or more members, will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

         GULF WEST. Gulf West's articles of incorporation and bylaws also divide the board of directors into three classes of directors serving staggered three-year terms.


REMOVAL OF DIRECTORS

         TSFG. Under South Carolina law, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         GULF WEST. Gulf West's articles of incorporation provide that a director may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Gulf West capital stock entitled to vote generally in the election of directors, voting together as a single class at a meeting of shareholders called specifically for that purpose.


FILLING VACANCIES ON THE BOARD OF DIRECTORS

         TSFG. Under TSFG's bylaws, shareholders may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. During the time that the shareholders fail or are unable to fill such vacancy, the board of directors may fill the vacancy by majority vote, even if the board of directors remaining in office constitute fewer than a quorum.

         GULF WEST. Gulf West's articles of incorporation and bylaws provide that vacancies on the board of directors shall be filled by the affirmative vote of at least two-thirds of the directors then in office, whether or not they constitute a quorum.


NOMINATION OF DIRECTOR CANDIDATES BY SHAREHOLDERS

         TSFG. TSFG's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         GULF WEST. Gulf West's articles of incorporation also permit shareholders to nominate candidates for election to Gulf West's board. The shareholder must deliver or mail such notice to Gulf West's Secretary not less than 30 days nor more than 60 days prior to the meeting. If less than 31 days notice of the meeting is given to the shareholders, the notice must be delivered or mailed to the Secretary no later than 10 days following the mailing of the notice of the meeting to shareholders. Such notice must contain specific information as set forth in Gulf West's bylaws.


ELECTION OF DIRECTORS

         TSFG. TSFG's articles of incorporation do not provide for cumulative voting rights in the election of directors. Therefore, in accordance with South Carolina law, directors are elected by a plurality of the votes of the shares present, in person or by proxy, and entitled to vote on the election of directors at a meeting of shareholders at which a quorum is present.

         GULF WEST. Like TSFG, Gulf West's articles of incorporation do not provide for cumulative voting rights in the election of director, and in accordance with Florida law, its directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.


SHAREHOLDER ACTION WITHOUT A MEETING

         TSFG. South Carolina law and TSFG's bylaws provide that any action that may be taken by shareholders at a meeting may be taken without a meeting only if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter.

         GULF WEST. Gulf West's articles of incorporation provide that any action that may be taken by shareholders at any annual or special meeting may be taken without a meeting if a written consent describing the action to be taken is signed by a majority of the outstanding shares entitled to vote on the matter.

CALLING SPECIAL MEETINGS OF SHAREHOLDERS

         TSFG. TSFG's bylaws provide that special meetings of shareholders may be called at any time for any purpose by TSFG's president or board of directors. The president is required to call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. In addition, in the case of a public corporation which elects in its articles of incorporation, South Carolina law requires that a special meeting of shareholders be held upon the written demand of holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The articles of incorporation of TSFG do not require that a special meeting of the shareholders be held in this situation.

         GULF WEST. Gulf West's articles of incorporation and bylaws provide that special meetings of shareholders may be called for any purpose by the board of directors or a committee of the board of directors that has been duly designated by the board of directors. In addition, under Florida law, a special meeting of shareholders may be called by the holders of shares entitled to cast not less than 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, unless a different percentage, not to exceed 50%, is provided in the articles of incorporation (which is not the case with Gulf West).


SHAREHOLDER PROPOSALS

         TSFG. TSFG's bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Secretary of TSFG at least 60 days but not more than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, notice must be delivered no more than 90 days and no less than 60 days prior to the annual meeting or no later than the 10th day following the public announcement of the meeting date.

         GULF WEST. Gulf West's articles of incorporation also permit shareholders to make proposals for any new business to be taken up at any annual or special meeting of shareholders. The shareholder must deliver or mail such notice to Gulf West's Secretary not less than 30 days nor more than 60 days prior to the meeting. If less than 31 days notice of the meeting is given to the shareholders, the notice must be delivered or mailed to the Secretary no later than 10 days following the mailing of the notice of the meeting to shareholders. Such notice must contain specific information as set forth in Gulf West's bylaws.


RECORD DATE

         TSFG. For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for various types of meetings and business.

         GULF WEST. Gulf West's bylaws provide that for the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board must fix a record date in advance, which cannot be more than 60 days, and in the case of a meeting of shareholders not less than 10 days, before the date on which the particular action requiring such determination of shareholders is to be taken.


DIVIDENDS

         TSFG. The holders of the TSFG common stock are entitled to dividends ratably when, as and if declared by the board of directors in their discretion out of legally available assets. South Carolina law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The principal source of funds for TSFG is dividends from its subsidiaries. There are various statutory limitations on the ability of TSFG's subsidiary institutions to pay dividends to TSFG.

         GULF WEST. Gulf West is subject, under Florida law, to dividend provisions substantially similar to those applicable to TSFG. Like TSFG, the principal source of funds for Gulf West is dividends from its banking subsidiary. There are various statutory limitations on the ability of Gulf West's subsidiary institution to pay dividends to Gulf West.


LIQUIDATION RIGHTS

         TSFG. In the event of the liquidation, dissolution or winding-up of the affairs of TSFG, holders of TSFG common stock are entitled to share, pro rata, in TSFG's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of TSFG, and after payment of all amounts due to holders of preferred stock upon liquidation. TSFG currently has no preferred stock outstanding.

         GULF WEST. Upon liquidation, dissolution or the winding up of the affairs of Gulf West, holders of Gulf West common stock are entitled to receive their pro rata portion of the remaining assets of Gulf West after payment or provision for payment of all debts and other liabilities of Gulf West, and after the holders of the Gulf West Class A Preferred Stock have been paid in full any sums to which they may be entitled.


INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

         TSFG. Under South Carolina law, TSFG may indemnify a past or present director against liability incurred in a proceeding if (i) the director conducted himself in good faith, (ii) the director reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (b) in all other cases, that his or her conduct was at least not opposed to its best interest, and (iii) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. However, TSFG may not indemnify a director (a) in connection with a proceeding by or in the right of TSFG in which the director is adjudged liable to TSFG, or (b) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her.

         Under South Carolina law, unless limited by the articles of incorporation, TSFG must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. TSFG's articles of incorporation contain no such limitations.

         Under South Carolina law, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition, a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract.

         TSFG's bylaws provide that the corporation will indemnify any individual made a party to a proceeding because he is or was a director of TSFG against liability incurred in the proceeding to the fullest extent permitted by law. TSFG may, to the extent authorized from time to time by the board of directors, grant rights to indemnification to any employee or agent of TSFG to the fullest extent permitted by the bylaws and applicable law.

         GULF WEST. Under Gulf West's articles of incorporation, Gulf West must generally indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of Gulf West or is or was serving at the request of Gulf West as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Gulf West and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In certain instances, such indemnification is available only to the extent that the court in which such proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         To the extent that a director, officer, employee, or agent of Gulf West has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding paragraph, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection the proceeding.

         The indemnification and advancement of expenses provided in the Gulf West articles of incorporation are not exclusive, and Gulf West may make other arrangements for further indemnification or advancement of expenses for any of its directors, officers, employees, or agents. However, indemnification or advancement of expenses will generally not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:
         - A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
         - A transaction from which the director, officer, employee, or agent derived an improper personal benefit;
         - In the case of a director, a circumstance involving unlawful distributions;
         - Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder; or
         - In the case of a director, recklessness or an act or omission that was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, in a proceeding by or in the right of someone other than Gulf West or a shareholder.


         Gulf West's articles of incorporation authorize the indemnification of directors, officers and employees to the fullest extent permitted by law.


LIMITATION OF LIABILITY FOR DIRECTORS

         TSFG. TSFG's directors are exempt under the articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of a corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:
         - for any breach of the director's duty of loyalty to the corporation or its shareholders;
         - for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;
         - imposed under South Carolina law as a result of an improper distribution to shareholders; or
         - for any transaction from which the director derived an improper personal benefit.

         GULF WEST. Under Gulf West's articles of incorporation, a Gulf West director is not personally liable for monetary damages to Gulf West or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by that director, unless:
         - The director breached or failed to perform his or her duties as a director; and

         - The director's breach of, or failure to perform, those duties constitutes:
                  - A violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful.;
                  - A transaction from which the director derived an improper personal benefit, either directly or indirectly;
                  -        A circumstance involving unlawful distributions;
                  - In a proceeding by or in the right of Gulf West to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of Gulf West, or willful misconduct; or
                  - In a proceeding by or in the right of someone other than Gulf West or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.


AMENDMENTS TO ARTICLES OF INCORPORATION

         TSFG. South Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and such amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter, as well as two-thirds of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. TSFG's articles of incorporation do not alter the default provisions of South Carolina law except to require an affirmative vote of shareholders holding 80% of the stock entitled to vote thereon to amend provisions of its articles of incorporation relating to the following issues (unless 80% of the directors approve the amendment):
         - supermajority voting requirements to approve certain mergers, sales or exchanges of assets or stock exchanges;
         - provisions regarding the board of directors' powers to evaluate proposals for business combinations;
         - provision of notice requirements for shareholder nominations of directors;
         - supermajority voting requirements for removal of directors without cause;
         -        provision of staggered terms for three classes of directors;
                  and
         -        supermajority voting provisions for dissolution of TSFG.

         If 80% of the directors approve amendments pertaining to the articles of incorporation listed above, then only a two-thirds affirmative vote of shareholders is needed to approve the amendments.

         GULF WEST. Under Florida law, an amendment to the articles of incorporation generally requires the approval by a majority of directors and by holders of a majority of the shares entitled to vote on any amendment to a Florida corporation's articles of incorporation, unless the articles of incorporation require a greater vote. Gulf West's articles of incorporation provide that the affirmative vote of the holders of not less than two-thirds of the outstanding capital stock of Gulf West entitled to vote generally in the election of directors is required to amend provisions of the articles of incorporation relating to the following issues:
         -        meetings of shareholders;
         -        notice for nominations and proposals;
         - various matters related to the board of directors, including staggered terms for three classes of directors, vacancies on the board, reduction in size of the board, and removal of directors;
         -        fair price requirements;
         -        evaluation of offers;
         -        indemnification;
         -        amendment to the bylaws; and
         -        amendment to the articles of incorporation.

AMENDMENTS TO BYLAWS

         TSFG. TSFG's board of directors may amend or repeal its bylaws unless:
         - the articles of incorporation or South Carolina law reserve this power exclusively to shareholders;
         - TSFG shareholders in adopting, amending or repealing any bylaw provide expressly that the board of directors may not amend that bylaw; or
         - the bylaw either established, amends or deletes a supermajority shareholder quorum or voting requirement.

         Amendments to the bylaws by the board of directors must be proposed at a meeting of the board of directors prior to the meeting at which such amendments are adopted. TSFG's bylaws may also be amended by a majority vote of shareholders.

         GULF WEST. Gulf West's articles of incorporation and bylaws also authorize a majority of the board of directors to make, repeal, alter, amend, and rescind the bylaws of Gulf West. Shareholders cannot take such actions except by vote of the holders of not less than two-thirds of the outstanding shares of capital stock of Gulf West entitled to vote generally in the election of directors cast at a meeting called for that purpose.

SHAREHOLDER VOTE ON FUNDAMENTAL ISSUES

         TSFG. Under South Carolina law, a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan.

         Under South Carolina law, to authorize the sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction.

         TSFG's articles of incorporation alter the default rules of South Carolina law to require the affirmative vote of 80% of the outstanding stock of TSFG entitled to vote for approval of the following actions (unless 80% of the directors of TSFG have approved the action):
         - a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "related corporation");
         - the sale or exchange of all or a substantial part of TSFG's assets to or with any "related corporation"; or
         - the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any "related corporation".

         Transactions solely between TSFG and another corporation are excluded from this 80% approval requirement if TSFG owns 50% or more of the other corporation's voting stock.

         GULF WEST. Under Florida law, and subject to the exceptions discussed below, the approval of a merger, plan of liquidation or sale of all or substantially all of a corporation's assets other than in the regular course of business generally requires the recommendation of the corporation's board of directors and an affirmative vote of holders of a majority of the corporation's outstanding shares. Unless required by the articles of incorporation, however, the vote of the shareholders of a corporation surviving a merger is not required if:

         - the articles of incorporation of the surviving corporation will not substantially differ from its articles of incorporation before the merger; and

- each shareholder of the surviving corporation immediately prior to the effective date will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger.

         This transaction does not fall within any of the aforementioned exceptions, and therefor adoption by the board of directors and approval by a majority vote of shareholders is required.


         CONTROL SHARE ACQUISITION PROVISIONS

         TSFG. The South Carolina control share acquisition law applies to several categories of South Carolina corporations, including any South Carolina corporation, such as TSFG, that has a class of voting shares registered with the Securities Exchange Commission under Section 12 of the Exchange Act, has a principal place of business, its principal office or substantial assets in South Carolina and has a specified shareholder presence in South Carolina.

         Unless a corporation has opted out of the provisions of the South Carolina statute before the control share acquisition in question through an amendment to its articles of incorporation or bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by a majority of the shares of each voting group, excluding all "interested shares." "Interested shares" are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

         If authorized by such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof.

         Unless otherwise provided in such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters' rights to receive fair value for their shares.

         For purposes of the South Carolina control share acquisition law, "control shares" are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:
         - one-fifth or more but less than one-third of all voting power,
         - one-third or more but less than a majority of all voting power or
         -        a majority or more of all voting power.

         For purposes of the law, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

         TSFG has not opted out of coverage of the control share acquisition provisions of the South Carolina Code.

         GULF WEST. Section 607.0902 of the Florida Code, informally known as the "control-share acquisition statute", contains provisions comparable to the South Carolina control share acquisition statute. The Florida statute provides that any acquisition by a person, either directly or indirectly, of ownership of, or the power to direct the voting power with respect to, issued and outstanding control shares (as defined below) is a "control-share acquisition". "Control shares" are shares that, but for this section of the Florida Business Corporation Act, would have voting power with respect to the shares of a Florida corporation that, when added to all other shares owned by such person, would entitle that person to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power:

     -    one-fifth or more but less than one-third of all voting power;

     -    one-third or more but less than a majority of all voting power; or

     -    a majority or more of all voting power.

         A control-share acquisition must be approved by a majority of each class of outstanding voting securities of such corporation, excluding the shares held or controlled by the person seeking approval, before the control shares may be voted. The acquisition of shares of the corporation does not constitute a control-share acquisition if, among other circumstances, the acquisition has been approved by the board of directors of the corporation before the acquisition or a merger is effected in compliance with the applicable provisions of the Florida Business Corporation Act, if the corporation is a party to the agreement of merger. If the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power of the corporation, all shareholders generally have dissenter's rights as provided by the Florida Business Corporation Act.


         BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

         TSFG. South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation. Excluded from the statute's coverage is any "business combination" with any person that beneficially owned in excess of 10% of the corporation's voting shares prior to April 23, 1988.

         Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

     -    merger of the corporation;

     - sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

     - transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and

     - dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

          Covered business combinations are prohibited unless:

     - the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;

     - a majority of shares not beneficially owned by the interested shareholder approved the combination; and

     -    certain transactional requirements are met.

Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

         TSFG has not opted out of coverage of the business combination provisions of the South Carolina Code.

         GULF WEST. Both Florida law and Gulf West's articles of incorporation contain restrictions on the ability of Gulf West to complete business combinations with certain interested stockholders.

         Fair Price Statute. Section 607.0901 of the Florida Business Corporation Act, informally known as the "fair price statute", provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares beneficially owned by an interested shareholder (as defined below), would be required to effectuate specified transactions, including a merger, consolidation, specified sales of assets, specified sales of shares, liquidation or dissolution of the corporation, and reclassification of securities, involving a Florida corporation and an interested shareholder, referred to as an affiliated transaction. An "interested shareholder" is defined as the beneficial owner of more than 10% of the outstanding voting shares of the corporation. The foregoing special voting requirement is in addition to the vote required by any other provision of the Florida Business Corporation Act or by a corporation's articles of incorporation.

         The special voting requirement does not apply in any of the following circumstances:

     - the affiliated transaction is approved by a majority of the corporation's disinterested directors;

     - the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the affiliated transaction;

     - the interested shareholder has beneficially owned at least 80% of the corporation's voting stock for five years preceding the date on which the affiliated transaction is first publicly announced or communicated generally to the corporation's shareholders;

     - the interested shareholder beneficially owns at least 90% of the corporation's voting shares;

     - the corporation is an investment company registered under the Investment Company Act of 1940; or

     - in the affiliated transaction, consideration shall be paid to the holders of each class or series of voting shares and all of the following conditions are met:

          - the cash and fair value of other consideration to be paid per share to all holders of voting shares equals the highest per share price paid by the interested shareholder within the two-year period immediately preceding the announcement date of the affiliated transaction or in the transaction in which it became an interested shareholder, or specified alternative benchmarks, if higher;

          - the consideration to be paid in the affiliated transaction is in cash or in the same form as previously paid by the interested shareholder or if multiple forms, then in cash or the form used to acquire the largest number of shares;

          - during the portion of the three years preceding the announcement of the affiliated transaction that the interested shareholder has been an interested shareholder, except as approved by a majority of the disinterested directors, there shall have been no failure to declare and pay at the regular date any full periodic dividends, no decrease in dividends, and no increase in the voting shares owned by the interested shareholder (except as part of the transaction which results in such interested shareholder becoming an interested shareholder);

         - during such portion of the three-year period, except as approved by a majority of the disinterested directors, there has been no benefit to the interested shareholder in the form of loans, guaranties or other financial assistance or tax advantages provided by the corporation; and

         - unless approved by a majority of the disinterested directors, a proxy or information statement describing the affiliated transaction shall have been mailed to holders of voting shares at least 25 days prior to the consummation of the affiliated transaction.

         Fair Price Charter Provision. Gulf West's articles of incorporation also contain a "fair price" provision. This provision, which will not apply to the merger, limits the ability of a principal shareholder to enter into certain transactions involving Gulf West. A "principal shareholder" is defined in Gulf West's articles to mean a shareholder who directly or indirectly beneficially owns, alone or with associates or affiliates, 10% or more of the outstanding voting shares of Gulf West. The transactions limited by the articles' fair price provisions are referred to below collectively as a "business combination." They generally include any merger, reorganization or consolidation of Gulf West or its subsidiaries with a principal shareholder or an affiliate thereof.

         Under the articles' fair price provisions, a business combination must comply with either the continuing director approval requirements described in this paragraph or the price requirements described in the following paragraph. Under the continuing director requirement, the business combination must be approved by two-thirds of the Gulf West directors who were directors prior to the time when the principal shareholder acquired more than 10% of the voting shares of Gulf West.

         Under the price requirements of the fair price provisions, the consideration to be paid in a business combination must satisfy the following requirements:

         - the "business combination price ratio" must be at least as great as the "principal shareholder price ratio."

                    - the "business combination price ratio" is the ratio obtained by dividing:

                         - the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the holders of Gulf West common stock in the business combination; by

                         - the market price of Gulf West common stock immediately prior to the announcement of the business combination or the solicitation of Gulf West shareholders regarding the business combination, whichever is first.

                    - The "principal shareholder price ratio" is the ratio obtained by dividing:

                         - the highest price per share previously paid by the principal shareholder for any shares of Gulf West common stock; by

                         - the market price of Gulf West common stock on the trading date immediately prior to the earliest date on which the principal shareholder purchased any shares of Gulf West common stock during the two-year period prior to the date on which the principal shareholder acquired the shares of Gulf West common stock for which it paid the highest price per share.

         - the aggregate amount of the cash and the fair market value of the other consideration to be received per share of Gulf West common stock in the business combination must be not less than the highest price per share previously paid by the principal shareholder for any shares of Gulf West common stock at any time beneficially owned by it.

         - the consideration to be received by the holders of Gulf West common stock in the business combination must be in the same form and of the same kind as the consideration paid by the principal shareholder in acquiring the majority of the shares of Gulf West common stock already beneficially owned by it.


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

SHAREHOLDERS' RIGHTS AGREEMENT

         TSFG. TSFG has a shareholders' rights agreement, which will be in effect for the combined company after the merger. The plan is described in the section entitled "Description of TSFG Capital Stock - Certain Matters - Shareholders' Rights Agreement" beginning on page 62.

         GULF WEST. Gulf West does not currently have a shareholders' rights agreement.


CONSIDERATION OF OTHER CONSTITUENCIES

         TSFG. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

         GULF WEST. The articles of incorporation of Gulf West provide that the board of directors of Gulf West, when evaluating any offer to (A) make a tender or exchange offer for any equity security of Gulf West, (B) merge or consolidate Gulf West with another corporation or entity, or (C) purchase or otherwise acquire all or substantially all of the properties and assets of Gulf West, may, in connection with the exercise of its judgment in determining what is in the best interest of Gulf West and its shareholders, give due consideration to all relevant factors. Relevant factors include, but are not limited to, the social and economic effect of acceptance of such offer:

     - on Gulf West's present and future customers and employees and those of its subsidiaries;

     - on the communities in which Gulf West and its subsidiaries operate or are located;

     - on the ability of Gulf West to fulfill its corporate objective as a bank holding company under applicable statutes and regulations; and

     - on the ability of its subsidiary bank to fulfill the objectives of the bank under applicable statutes and regulations.

DISSENTER'S RIGHTS

         TSFG. Under South Carolina law, shareholders of a corporation who do not consent to certain major corporate transactions, including a merger, may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provides otherwise, such appraisal rights are not available in certain circumstances, including without limitation:

     - to shareholders of a surviving corporation if shareholder approval is not required, or

     - as to any class of stock which is listed either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

         GULF WEST. Under Florida law, a shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of, among other things:

     - consummation of a plan of merger to which the corporation is a party, if either (A) shareholder approval is required and the shareholder is entitled to vote on the merger or (B) the corporation is a subsidiary that is owned 80% by and is merged into its parent;

     - consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     - consummation of a sale or exchange of substantially all of the property of the corporation other than in the usual and regular course of the business if shareholder approval is required;

     - an amendment to the articles of incorporation that materially and adversely affects rights in respect of the dissenter's shares in specified ways;

     -    in the event of a control share acquisition as discussed in Section
          607.0902 of the Florida Business Corporation Act; or

     - any corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation provide that dissenters' rights shall apply.

         However, Florida law does not grant appraisal rights with respect to a plan of merger or share exchange or a proposed sale or exchange of property to holders of shares of any class of stock which is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders. Therefore, holders of Gulf West common stock do not have dissenter's rights in connection with the merger.

                        DESCRIPTION OF TSFG CAPITAL STOCK

COMMON STOCK

         TSFG has 100,000,000 shares of common stock authorized, of which 40,309,025 shares were outstanding as of May 31, 2002. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. The principal source of funds for TSFG is dividends from its subsidiaries. TSFG's subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and nonassessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.

PREFERRED STOCK

         TSFG has 10,000,000 shares of "blank check" preferred stock authorized, none of which is outstanding. TSFG's board of directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued preferred stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the preferred stock are determined by TSFG's board of directors in its sole discretion. Among other things, the board may designate with respect to the preferred stock, without further action of the shareholders of TSFG, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, TSFG's rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the preferred stock shall be issued. The preferred stock could be utilized by TSFG to impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

CERTAIN MATTERS

         Shareholders' Rights Agreement. In 1993, the TSFG board of directors adopted a Shareholders' Rights Agreement, which was subsequently amended and restated in December 1996 ("Rights Agreement"). Under the Rights Agreement, the board of directors declared a distribution of one common stock purchase right (a "Right") for each outstanding share of TSFG common stock outstanding on November 23, 1993 and each share to be issued by TSFG thereafter. Each Right entitles the registered holder to purchase from TSFG one-half share of TSFG common stock at a cash exercise price of $30.00, subject to adjustment.

         Initially, the Rights are not exercisable and no separate right certificates are distributed. However, the Rights will separate from the TSFG common stock and a "distribution date" will occur upon the earlier of:

    - the close of business on the 10th calendar day after the "share acquisition date" (as defined below), or

    - the close of business on the 10th business day after the date of the commencement, by any person, other than an "exempt person", of, or the first public announcement of the intention of any person (other than an exempt person) to commence, a tender or exchange offer if, upon consummation thereof, such person would be an "acquiring person" (defined as a person or group which has acquired beneficial ownership of 20% or more of the outstanding shares of the TSFG common stock) (the date of such announcement being referred to as the "share acquisition date").

         Until the distribution date, the Rights will be evidenced by the TSFG common stock certificates and will be transferred with and only with such certificates, and the surrender for transfer of any certificates for TSFG common stock will also constitute the transfer of the Rights associated with the TSFG common stock represented by such certificate. The Rights are not exercisable until the distribution date and will expire at the close of business on December 18, 2006, unless previously redeemed by TSFG as described below. As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of TSFG common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the Rights. Except as otherwise determined by the board of directors, only shares of TSFG common stock issued prior to the distribution date will be issued with Rights.

         In the event that:

    - a person acquires beneficial ownership of 20% or more of the TSFG common stock,
    - TSFG is the surviving corporation in a merger with an Acquiring Person or its affiliate or associate and the TSFG common stock is not changed or exchanged,
    - an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or
    - an event occurs which results in an Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise thereof at the then current exercise price, that number of shares of TSFG common stock (or in certain circumstances, cash, property, or other securities of TSFG) having a market value of two times such exercise price. However, the Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable as set forth below. Notwithstanding any of the foregoing, Rights that are or were beneficially owned by an Acquiring Person shall become null and void.

         In the event that following the share acquisition date:
    - TSFG is acquired in a merger or other business combination transaction, or
    - 50% or more of TSFG's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. At any time after any person becomes an Acquiring Person and prior to such time such Acquiring Person, together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding TSFG common stock, the board of directors may exchange the Rights (other than Rights which have become void), in whole or in part, at the exchange rate of one share of TSFG common stock per Right, subject to adjustment as provided in the Rights Agreement.

         The exercise price payable, and the number of shares of TSFG common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:
    - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the TSFG common stock,
    - if holders of the TSFG common stock are granted certain rights or warrants to subscribe for TSFG common stock or securities convertible into TSFG common stock at less than the current market price of the TSFG common stock, or
    - upon the distribution to holders of the TSFG common stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (payable in cash, TSFG common stock or other consideration deemed appropriate by the board of directors) by the board of directors at any time prior to a share acquisition date or the final expiration date of the Rights (whichever is earlier); provided that under certain circumstances, the Rights may not be redeemed unless there are "disinterested directors" (as defined in the Rights Agreement) in office and such redemption is approved by a majority of such disinterested directors. After the redemption period has expired, TSFG's right of redemption may be reinstated upon the approval of the board of directors if an Acquiring Person reduces his beneficial ownership to 15% or less of the outstanding shares of TSFG common stock in a transaction or series of transactions not involving TSFG and there are no other Acquiring Persons. Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

         Any of the provisions of the Rights Agreement may be amended by the board of directors of TSFG prior to the distribution date. After the distribution date, the provisions of the Rights Agreement, other than those relating to the principal economic terms of the Rights, may be amended by the Board to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. Amendments adjusting time periods may, under certain circumstances, require the approval of a majority of disinterested directors, or otherwise be limited. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been included in TSFG's public filings with the SEC.

         Management Contracts. TSFG has entered into Noncompetition, Severance and Employment Agreements with all of its senior executive officers. These agreements set forth general provisions regarding compensation, confidentiality, termination and noncompetition. However, they also provide that in the event that the named executive's employment with TSFG is voluntarily or involuntarily terminated after a "change in control" (as defined in such agreement), then, except in very limited instances, the named executive becomes entitled to receive immediately amounts substantially equal to three years' compensation (including bonus compensation).

BOARD OF DIRECTORS.

         Classification of Board of Directors. TSFG's board of directors currently consists of 17 persons (but will be increased to 18 in connection with the merger with Gulf West). In accordance with its articles of incorporation, whenever the Board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms. The staggering of Board terms has the effect of making it more difficult to replace current directors than would otherwise be the case. Accordingly, unless the shareholders vote to remove one or more directors as described below, it would take three annual meetings for shareholders to change the members of the entire board of directors. TSFG's articles of incorporation also provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         Removal of Directors. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         Limitation of Director Liability. The members of the board of directors of TSFG are exempt under TSFG's articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:
    - for any breach of the director's duty of loyalty to the corporation or its shareholders,
    - for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,
    - imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or
    - for any transaction from which the director derived an improper personal benefit.

         Evaluation of Proposed Business Combinations. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

VOTING

         Voting For Directors. TSFG's articles of incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members. In cases where there are more nominees for directors than positions available, the nominees receiving the largest number of votes are elected.

         Supermajority Voting Requirements. TSFG's articles of incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of TSFG entitled to vote for approval before TSFG may effect:
         - a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "Related Corporation");
         - the sale or exchange of all or a substantial part of TSFG's assets to or with any Related Corporation; or
         - the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any Related Corporation (the foregoing being hereinafter referred to as a "business combination").

         This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The articles of incorporation expressly permit the board of directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of TSFG entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between TSFG and another corporation, 50% or more of the voting stock of which is owned by TSFG. Under present South Carolina law, a merger or the sale of substantially all the assets requires the approval of holders of at least two-thirds of the outstanding shares entitled to vote. The amendment of the foregoing business combination provisions requires the approval of holders of 80% of the outstanding shares entitled to vote. The foregoing supermajority voting provision could impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

         Control Share Acquisition/Business Combination Statutes. The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. See "Comparative Rights of Shareholders - Control Share Acquisition Provisions" on page 56 and "Comparative Rights of Shareholders - Business Combinations with Interested Shareholders" on page 57.

         Transfer Agent. The transfer agent for the TSFG common stock is Reliance Trust Company, Atlanta, Georgia.

         Dividend Reinvestment Plan. TSFG has in place a dividend reinvestment plan with respect to the TSFG common stock. As set forth in the plan, holders of such shares may elect to receive TSFG common stock in lieu of receiving the cash dividends to which such holder may otherwise be entitled. The plan also provides for purchases of TSFG common stock through optional cash payments.

                               DESCRIPTION OF TSFG

TSFG

         TSFG is a financial holding company registered under the Bank Holding Company Act of 1956. It is headquartered in Greenville, South Carolina and engages in a general banking business primarily through its two banking subsidiaries:

    - Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 74 locations, which are located throughout South Carolina and North Carolina. At March 31, 2002, it had total assets of approximately $5.3 billion, total loans of approximately $3.2 billion and total deposits of approximately $3.1 billion.

    - Citrus Bank. Citrus Bank is a Florida-chartered, non-member bank that engages in a general banking business through 16 locations, which are located primarily in the Orlando and Jacksonville areas. At March 31, 2002, it had total assets of approximately $805 million, total loans of approximately $673 million and total deposits of approximately $565 million.

         Through its subsidiaries, TSFG provides a full range of banking services, including mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. TSFG commenced operations in December 1986. At March 31, 2002, it had total assets of approximately $6.1 billion, total loans of approximately $3.8 billion, total deposits of approximately $3.6 billion and approximately $435 million in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the FDIC.

         The principal executive offices of TSFG are located at 104 South Main Street, Greenville, South Carolina 29601, and its telephone number is (864) 255-7900.

RECENT DEVELOPMENTS

         Carolina First Bank has recently commenced a private placement of $100 million of securities. These securities are issued by Carolina First Mortgage Loan Trust, an indirect subsidiary of Carolina First Bank that has been qualified as a real estate investment trust under the Internal Revenue Code. The purpose of the offering is to raise capital. The securities have not been and will not be registered under the Securities Act, and are being sold pursuant to an exemption from the registration requirements of securities laws solely to institutional investors. See "Unaudited Pro Forma Condensed Combined Financial Information" on page 89 for certain pro forma information reflecting this private placement. TSFG expects to close the sale of approximately $51 million of these securities on June 11, 2002. It also expects to continue to offer the unsold securities for a short period of time after June 11, 2002. Although TSFG expects that this private placement will be consummated, no assurance of such may be given.

                            DESCRIPTION OF GULF WEST

INTRODUCTION

         Gulf West is a financial holding company registered under the Bank Holding Company Act of 1956, as amended, and was incorporated under the laws of the State of Florida effective October 24, 1994. Gulf West's principal assets are all of the issued and outstanding shares of capital stock of Mercantile Bank, a Florida state banking corporation which is located in St. Petersburg, Florida. Gulf West also owns all of the issued and outstanding shares of Mercantile Bank Leasing, Inc., a Florida corporation, which was engaged in equipment leasing until November 15, 2000 at which time the operations of this company were discontinued. In our discussion we will refer to Mercantile Bank Leasing, Inc. as "MBL".

         The principal executive offices of Gulf West and Mercantile Bank are located at 425 22nd Avenue North, St. Petersburg, Florida 33704, and their telephone number is (727) 894-5696.

ACTIVITIES OF GULF WEST

         Currently, the only business activity of Gulf West is to own and operate Mercantile Bank. Mercantile Bank provides a wide range of personal and commercial banking services to customers located in the Florida counties of Pinellas, Hillsborough, and Pasco. The activities of Mercantile Bank are described in more detail below under the caption "Activities of Mercantile Bank." Until its activities were terminated on November 15, 2000, MBL was an equipment leasing company that arranged financing for a variety of equipment for all types of businesses. While active, MBL comprised a de minimis portion of Gulf West's total assets and earnings. Although other activities are permitted under the Bank Holding Company Act of 1956 and the Gramm-Leach-Bliley Act of 1999, management of Gulf West has no current plans to engage in any other activities, although it may choose to do so at a later date.

ACTIVITIES OF MERCANTILE BANK

         The principal services offered by Mercantile Bank include commercial and individual checking and savings accounts, money market accounts, certificates of deposit, most types of loans, and letters of credit. Mercantile Bank also provides credit card services through a national credit card issuer and acts as issuing agent for U.S. Savings Bonds. Mercantile Bank offers debit cards, collection teller services, wire transfer services, safe deposit facilities, night depository facilities, telephone banking services and internet banking services. Mercantile Bank's transaction accounts and time certificates are tailored to Mercantile Bank's principal market area at rates competitive with those offered in Mercantile Bank's primary service area. In addition, Mercantile Bank offers certain retirement account services, including individual retirement accounts. All of Mercantile Bank's deposit accounts are insured by the FDIC up to the maximum amount allowed by law.

         Mercantile Bank offers a wide range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), purchase of equipment and machinery, and small business administration loans. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, and personal investments. Mercantile Bank also originates and holds construction and acquisition loans on residential real estate. At December 31, 2001, commercial and consumer loans accounted for approximately 86.2% and 3.8%, respectively, of Mercantile Bank's loan portfolio. Loans on residential real estate accounted for the remaining 10.0% of the loan portfolio. All loans are made in compliance with applicable federal and state regulations.

         Mercantile Bank's lobby business hours are generally from 9:00 a.m. to 4:00 p.m., Monday through Thursday and 9:00 a.m. to 6:00 p.m. on Fridays. The drive-up teller hours are generally 8:00 a.m. to 5:00 p.m. on Monday through Thursday, 8:00 a.m. to 6:00 p.m. on Fridays, and 8:00 a.m. to 12:00 p.m. on Saturdays. However, drive-in hours do vary slightly from office to office depending on customer requirements. Mercantile Bank has 24-hour automatic teller machines (ATM's) at each of its offices. Mercantile Bank issues cards to its customers that can be used in any of it's ATM's as well as any ATM's which are members of the STAR and CIRRUS networks. Mercantile Bank offers debit cards that can be used at these ATMs or at any location that accepts Mastercard. Telephone and internet banking products are also available to Mercantile Bank customers, giving them access to their accounts 24 hours a day.

         Mercantile Bank's data processing and item processing are handled in-house. All of its offices are electronically linked through a wide-area network that facilitates internal communications and the handling of deposit and loan accounts and other paper intensive applications. Mercantile Bank has a telephone banking system as well as internet banking, both of which provide its customers with added convenience in conducting banking transactions.

MARKET AREA

         Seven of Mercantile Bank's banking offices are located in Pinellas County, Florida, six are located in Hillsborough County, Florida, and two are located in Pasco County, Florida. All three counties are in the west-central Gulf Coast of Florida. The residential population of Pinellas County as of the 2000 census was 921,000. Hillsborough County had a residential population of 999,000 as of the 2000 census. Pasco County had a residential population of 345,000 as of the 2000 census. The area has many more seasonal residents. The majority of Mercantile Bank's business is generated from customers whose businesses or residences are located in an area within a radius of three miles of one of its banking offices.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth as of May 31, 2002, the beneficial ownership of Gulf West's outstanding common stock by each person known by Gulf West to own beneficially more than 5% of the shares of Gulf West's common stock, by the directors and executive officers of Gulf West and by the directors and executive officers of Gulf West as a group, based on information filed with the Securities and Exchange Commission and information provided directly to Gulf West by those persons. The table also presents information regarding the pro forma beneficial ownership of TSFG common stock by such persons after giving effect to the merger (assuming an exchange ratio of .6687). Unless otherwise indicated, all shares are held with sole voting and investment power.

                                                             SHARES OF
                                                                GULF
                                                                WEST                             SHARES OF TSFG TO
                                                            BENEFICIALLY            PERCENT       BE BENEFICIALLY      PERCENT
NAME OF BENEFICIAL OWNER                                      OWNED(1)            OF CLASS(2)        OWNED(20)       OF CLASS(21)
------------------------                                   --------------         -----------    -----------------   ------------
5% BENEFICIAL OWNERS:
Northern Trust Corporation                                  1,143,455(3)             14.32%           764,628              1.7%
     50 LaSalle Street
     Chicago, IL 60675

Gordon W. Campbell                                            932,461(4)             11.46            623,537              1.4
     2000 Bayview Drive
     Tierra Verde, Florida 33715

DIRECTORS AND EXECUTIVE OFFICERS:
Gordon W. Campbell                                            932,461(4)             11.46            623,537              1.4
Robert A. Blakley                                             124,291(5)              1.54             83,113                *
Michael L. Carrere                                              7,100(6)                 *              4,748                *
Austin L. Fillmon                                              74,465(7)                 *             49,795                *
Thomas M. Harris                                              125,568(8)              1.57             83,967                *
Algis Koncius                                                 221,070(9)              2.77            147,830                *
Barry K. Miller                                               131,367(10)             1.63             87,845                *
Van L. McNeel                                                  27,165(11)                *             18,165                *
Louis P. Ortiz                                                107,558(12)             1.34             71,924                *
John Cooper Petagna                                            55,214(13)                *             36,922                *
Neil J. Rauenhorst                                              4,727(14)                *              3,161                *
P.N. Risser, III                                              283,039(15)             3.54            189,268                *
Ross E. Roeder                                                100,766(16)             1.26             67,382                *
John T. Sica                                                   65,146(17)                *             43,563                *
Douglas Winton                                                 92,995(18)             1.15             62,186                *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP(16)         2,352,932(19)            27.53          1,573,406              3.5

--------------
(*)      Represents less than one percent.
(1) The amount beneficially owned by each person has been determined under Rule 13d-3, and includes shares which each person has the right to acquire within the next 60 days.
(2) In calculating the percentage ownership for a given individual or group, the number of shares of Gulf West common stock outstanding includes unissued shares subject to options, rights, or conversion privileges exercisable within 60 days held by such individual or group, but are not deemed outstanding by any other person or group.
(3) Based on a Schedule 13G filing with the Securities and Exchange Commission dated February 8, 2001. Includes 999,418 shares held as trustee for the benefit of John Wm. Galbraith. Mr. Galbraith also owns an additional 11,670 shares outside the trust and his spouse owns 132,368 shares.
(4) Consists of 155,648 shares which Mr. Campbell has the right to acquire under presently exercisable outstanding stock options, 213,326 shares held in a Revocable Trust, 58,451 shares held personally, and 472,286 shares held in a limited family partnership in which Mr. Campbell is general partner and 23,933 shares owned by his spouse.

(Footnotes continued)
(5) Includes 88,240 shares, which Mr. Blakley has the right to acquire under presently exercisable outstanding stock options and 4,436 shares held by his spouse.
(6) Includes 3,100 shares which Mr. Carrere has the right to acquire under presently exercisable outstanding stock options.
(7) Includes 12,457 shares which Mr. Fillmon has the right to acquire under presently exercisable outstanding stock options, 22,645 shares owned jointly by Mr. Fillmon and his spouse and 24,948 shares held by his wife.
(8) Includes 15,260 shares which Mr. Harris has the right to acquire under presently exercisable outstanding stock options, 15,341 shares owned jointly with his spouse, and 1,752 shares held only in his spouse's name.
(9) Includes 8,256 shares which Mr. Koncius has the right to acquire under presently exercisable outstanding stock options, 9,672 shares owned by his spouse and 254 shares owned by his children.
(10) Includes 54,607 shares which Mr. Miller has the right to acquire under presently exercisable outstanding stock options and 59,500 shares held jointly with his spouse and 2,300 held by his spouse.
(11) Includes 12,458 shares which Mr. McNeel has the right to acquire under presently exercisable outstanding stock options.
(12) Consists of 18,762 shares which Mr. Ortiz has the right to acquire under presently exercisable outstanding stock options, and 88,796 shares in the name of his partnership.
(13) Includes 8,256 shares which Mr. Petagna has the right to acquire under presently exercisable outstanding stock options and 46,958 shares Mr. Petagna owns jointly with his spouse.
(14) Includes 3,625 shares which Mr. Rauenhorst has the right to acquire under presently exercisable outstanding stock options.
(15) Includes 18,762 shares which Mr. Risser has the right to acquire under presently exercisable outstanding stock options, 57,190 shares held through his company retirement plan and 207,087 shares held as trustee.
(16) Includes 15,260 shares which Mr. Roeder has the right to acquire under presently exercisable outstanding stock options, 81,356 held personally and 4,150 shares as trustee.
(17) Includes 60,114 shares which Mr. Sica has the right to acquire under presently exercisable outstanding stock options and 3,085 shares held by his spouse.
(18) Includes 86,907 shares, which Mr. Winton has the right to acquire under presently exercisable outstanding stock options.
(19) Includes 561,712 shares the named officers and directors have the right to acquire under agreements and presently exercisable stock options.
(20) Assumes (i) that each of the above holders of Gulf West common stock chooses the all stock election, (ii) that the average closing price of TSFG common stock during the applicable valuation period is $22.78 and
         (iii) the exercise of all options held by such person that are exercisable within 60 days.
(21) Assumes 44,225,033 shares of TSFG common stock will be outstanding immediately following completion of the merger. In calculating the percentage ownership for a given individual or group, the number of shares of TSFG common stock outstanding includes unissued shares subject to options, rights, or conversion privileges exercisable within 60 days held by such individual or group, but are not deemed outstanding by any other person or group.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents, as of December 31, 2001, (1) the number of Gulf West securities to be issued upon exercise of outstanding options, warrants and rights, (2) the weighted-average exercise price of such options, warrants and rights, and (3) the number of Gulf West securities available for future issuance under equity compensation plans.

                                              Column (a)              Column (b)                   Column (c)
---------------------------------------------------------------------------------------------------------------------------
                                                                                           NUMBER OF SECURITIES REMAINING
                                      NUMBER OF SECURITIES TO     WEIGHTED-AVERAGE     AVAILABLE FOR FUTURE ISSUANCE UNDER
                                      BE ISSUED UPON EXERCISE     EXERCISE PRICE OF        EQUITY COMPENSATION PLANS
                                      OF OUTSTANDING OPTIONS,    OUTSTANDING OPTIONS,   (EXCLUDING SECURITIES REFLECTED IN
PLAN CATEGORY                           WARRANTS AND RIGHTS      WARRANTS AND RIGHTS                 COLUMN (A))
---------------------------------------------------------------------------------------------------------------------------
Equity compensation plans
     approved by security holders....        886,375                $ 5.51                     152,879 (1)
Equity compensation plans not
     approved by security holders....             --                    --                          --
         Total.......................        886,375                $ 5.51                     152,879

--------------
         (1) Includes 60,678 shares issuable under the Employee Stock Purchase Plan, of which 16,360 shares were issued in January 2002 for the January 1, 2001 - December 31, 2001 offering period. Under that plan, officers and employees who do not own more than 5% or more of Gulf West's outstanding shares are able to purchase up to 1,000 shares of Gulf West's common stock each calendar year subject also to a maximum dollar amount purchased in any one year of $25,000. Stock purchases are paid for in cash or through payroll deductions during the year of purchase. Elections to purchase stock must be made prior to January 1 of each year. The purchase price is the lesser of 85% of the closing price of the stock as reported by the Nasdaq National Market on either the first day of the year or the last day of the year.

    GULF WEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This discussion contains certain forward-looking statements which represent Gulf West's expectations or beliefs, including, but not limited to, statements concerning the banking industry and Gulf West's operations, performance, financial condition, and growth. For this purpose, any statements contained in this discussion that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond Gulf West's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by Mercantile Bank, among other things.

GENERAL

         Gulf West is a one-bank holding company and owns 100% of the outstanding stock of Mercantile Bank. Mercantile Bank is a state (Florida) chartered commercial bank. Mercantile Bank, through fifteen banking offices, provides a wide range of banking services to individuals and businesses located primarily in Pinellas, Hillsborough and Pasco Counties, Florida. Gulf West also owns all of the issued and outstanding shares of MBL. MBL was engaged in equipment leasing until November 15, 2000 at which time the operations of this company were discontinued. Currently Gulf West's only business activity is the operation of Mercantile Bank.

         The principal services offered by Mercantile Bank include commercial and individual checking and savings accounts, money-market accounts, certificates of deposit, most types of loans, including commercial and working capital loans and real estate, home equity and installment loans, as well as financing through letters of credit. Mercantile Bank also provides credit card services through a national credit card issuer and acts as issuing agent for U.S. savings bonds, travelers checks and cashiers checks. It offers collection teller services, wire transfer services, safe deposit and night depository facilities, telephone banking services, internet banking services and debit cards. The transaction accounts and time certificates are tailored to Mercantile Bank's principal market area at rates competitive with those offered in Mercantile Bank's primary service area. In addition, Mercantile Bank offers certain retirement account services, including individual retirement accounts. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. Mercantile Bank offers a wide range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), purchase of equipment and machinery, and Small Business Administration loans. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, and personal investments. Mercantile Bank also originates and holds construction and acquisition loans on residential real estate.

         At December 31, 2001, Gulf West had total consolidated assets of $516.0 million, an increase of 13.4% over total assets of $454.9 million at December 31, 2000. During the year ended December 31, 2001, net loans receivable increased to $330.1 million, or 4.1%. Gulf West's portfolio of investment securities increased to $121.7 million as of December 31, 2001 from $75.0 million as of December 31, 2000, a 62.3% increase. Mercantile Bank's deposits increased to $425.3 million as of December 31, 2001 from $392.1 million as of December 31, 2000, a 8.5% increase. Gulf West had consolidated net earnings of $5,041,000, or $.64 basic earnings per share ($.63 diluted earnings per share) for the year ended December 31, 2001, compared to consolidated net earnings of $3,525,000, or $.45 basic earnings per share ($.44 diluted earnings per share) for 2000.

         At March 31, 2002, Gulf West had total consolidated assets of $524.9 million, an increase of 1.7% over total assets of $516.0 million at December 31, 2001. During the three months ended March 31, 2002, net loans receivable decreased to $324.4 million, or by 1.7%. Gulf West's portfolio of securities available for sale increased to $129.1 million as of March 31, 2002 from $121.7 million as of December 31, 2001. Deposits decreased to $417.6 million as of March 31, 2002 from $425.3 million as of December 31, 2001. Gulf West had consolidated net earnings of $1,628,000, or $.21 basic earnings per share ($.20 diluted earnings per share), for the three months ended March 31, 2002, compared to consolidated net earnings of $859,000, or $.11 basic earnings per share ($.11 diluted earnings per share), for the three months ended March 31, 2001.

CRITICAL ACCOUNTING POLICIES

         Gulf West's financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by us is that related to the valuation of the loan portfolio.

         A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

         The allowance for loan losses is management's most difficult and subjective judgment. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and the interest rate environment, which may impact a borrower's ability to pay, legislation affecting the banking industry and economic conditions specific to Pinellas, Pasco and Hillsborough Counties, Florida. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, results may differ from management's estimates.

         The allowance for loan losses is also discussed elsewhere in this document and in Note 3 to the December 31, 2001 consolidated financial statements. Our significant accounting policies are discussed in Note 1 to the December 31, 2001 consolidated financial statements. See "Gulf West Financial Statements" beginning on page F-1.

REGULATION AND LEGISLATION

         As a state-chartered commercial bank, Mercantile Bank is subject to extensive regulation by the Florida Department of Banking and Finance and the FDIC. Mercantile Bank files reports with the Florida Department of Banking and Finance and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department of Banking and Finance and the FDIC to monitor Mercantile Bank's compliance with the various regulatory requirements. Gulf West and Mercantile Bank are also subject to regulation and examination by the Federal Reserve Board. As Florida corporations, Mercantile Bank and Gulf West are also subject to the Florida Business Corporation Act and the regulation of the Florida Department of State under the authority to administer and implement the Florida Business Corporation Act.

         On November 12, 1999, the Gramm-Leach-Bliley Act was enacted into law. This financial services reform legislation does three fundamental things. First, it repeals provisions of the Glass Steagall Act to permit commercial banks to affiliate with investment banks. Second, it substantially modifies the 43 year old Bank Holding Company Act of 1956 to permit companies that own commercial banks to engage in any type of financial activity. Finally, it allows subsidiaries of banks to engage in a broad range of financial activities that are not permitted for banks themselves. As a result of this new act, banking companies and other types of financial companies, for example, securities, insurance and financial technology companies, will be able to combine more readily. Besides these key items, the Gramm-Leach-Bliley Act includes many other important provisions including provisions regarding the privacy of customer information, increased access by community banks to the Federal Home Loan Bank System, and significant changes to the requirements imposed by the Community Reinvestment Act. Pursuant to one of the provisions in the Gramm-Leach-Bliley Act, Mercantile Bank applied for membership in the Federal Home Loan Bank of Atlanta and was approved for membership on January 28, 2000.

CREDIT RISK

         Gulf West's primary business is making commercial real estate and business loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of Gulf West. While management has instituted underwriting guidelines and credit review procedures to protect Gulf West from avoidable credit losses, some losses will inevitably occur.

         While Gulf West maintains a diverse loan portfolio, commercial real estate loans constitute Gulf West's largest line of lending business. Within that portfolio the only definitive concentration lies in first real estate mortgages to the hospitality industry (hotel/motel). Anticipating a recessionary climate and a build-up in room supply within its primary lending area, Gulf West has significantly curtailed its lending to this sector. Although this portfolio has performed reasonably well during the current economic downturn, it remains susceptible to further downward pressure in economic conditions. Loans outstanding to this industry at December 31, 2001 amounted to approximately $44 million, or 13% of total loans.

         The following table sets forth certain information regarding nonaccrual loans and foreclosed real estate, including the ratio of such loans and foreclosed real estate to total assets as of the dates indicated.

                                                                                              AT DECEMBER 31,
                                                                           --------------------------------------------------
                                                                            2001       2000      1999        1998       1997
                                                                           ------     ------    ------      ------     ------
                                                                                            (DOLLARS IN THOUSANDS)
Nonperforming (nonaccrual) loans:
   Residential real estate loans .......................................   $   --       --          98          84        51
   Commercial real estate ..............................................    4,162       --       2,625         653       488
   Commercial loans ....................................................      747       42         240         343        83
   Consumer loans and other ............................................       --        5          --          28        15
                                                                           ------    -----       -----       -----     -----
     Total nonperforming (nonaccrual) loans ............................    4,909       47       2,963       1,108       637
                                                                           ------    -----       -----       -----     -----
     Total nonperforming loans to total assets .........................      .95%     .01%        .71%        .33%      .31%
                                                                           ======    =====       =====       =====     =====
Foreclosed real estate:
   Real estate acquired by foreclosure or deed in lieu of foreclosure...       --       --         353         309        --
                                                                           ------    -----       -----       -----     -----
     Total nonperforming loans and foreclosed real estate ..............   $4,909       47       3,316       1,417       637
                                                                           ======    =====       =====       =====     =====
     Total nonperforming and foreclosed real estate to total assets.....      .95%     .01%        .80%        .43%      .31%
                                                                           ======    =====       =====       =====     =====

         The major portion of the $4.9 million in nonperforming loans at year end 2001 was a $3.5 million participation in a $5.5 million real estate loan on a 168 room hotel property located in central Florida. This hotel was valued at $10.2 million in an October 2001 MAI appraisal. The borrower became delinquent on loan payments in mid 2001 in part due to problems related to the 2001 economic slowdown and growth in room supply in that market. Consequently, foreclosure action was commenced. The borrower filed Chapter 11 bankruptcy in August 2001 thereby delaying foreclosure proceedings. The hotel is currently being operated under the oversight of the bankruptcy court. Once title to the property is obtained through the foreclosure action, management anticipates that the hotel could be sold in a reasonable time frame with limited exposure to any loss of principal.

         Interest income that would have been recorded under the original terms of nonaccrual loans and the interest income actually recognized are summarized below:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------------------
                                                                            2001       2000       1999        1998      1997
                                                                          -------     ------     ------      ------    ------
                                                                                           (IN THOUSANDS)
Interest income that would have been recognized .....................      $  264        7         259         108        71
Interest income recognized ..........................................          --        4         216          63        51
                                                                           ------     ----       -----       -----     -----
                                                                           $  264        3          43          45        20
                                                                           ======     ====       =====       =====     =====

         The following table sets forth information with respect to activity in Gulf West's allowance for loan losses for the periods indicated:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------------------------
                                                                     2001          2000         1999         1998         1997
                                                                   ---------     --------     --------     --------     --------
                                                                                         (DOLLARS IN THOUSANDS)
Average loans outstanding, net .................................   $ 328,085      296,544      264,010      174,476      116,148
                                                                   =========     ========     ========     ========     ========
Allowance at beginning of year                                         3,195        2,849        2,436        1,564        1,184
                                                                   ---------     --------     --------     --------     --------
Charge-offs:
   Commercial loans ............................................        (602)        (168)        (251)         (92)         (36)
   Consumer loans ..............................................         (74)         (58)         (36)         (91)         (60)
   Residential                                                            --           --           (8)          --           --
                                                                   ---------     --------     --------     --------     --------
     Total loans charged-off....................................        (676)        (226)        (295)        (183)         (96)
                                                                   ---------     --------     --------     --------     --------
Recoveries......................................................         130           35           38           87           39
                                                                   ---------     --------     --------     --------     --------
     Net charge-offs............................................        (546)        (191)        (257)         (96)         (57)
                                                                   ---------     --------     --------     --------     --------
   Provision from acquisition of Citizens National Bank and
     Trust .....................................................          --           --           --          528           --
                                                                   ---------     --------     --------     --------     --------
   Provision for loan losses charged to operating expenses               761          537          670          440          437
                                                                   ---------     --------     --------     --------     --------
   Allowance at end of year ....................................   $   3,410        3,195        2,849        2,436        1,564
                                                                   =========     ========     ========     ========     ========
   Ratio of net charge-offs to average loans outstanding........      0.1664        .0644        .0973        .0550        .0491
                                                                   =========     ========     ========     ========     ========
   Allowance as a percent of total loans........................        1.02%        1.00%        1.00%        1.15%        1.26%
                                                                   =========     ========     ========     ========     ========
   Total loans at end of year ..................................   $ 333,859      320,147      286,109      211,114      124,291
                                                                   =========     ========     ========     ========     ========

         The following table presents information regarding Gulf West's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans:

                                                                           AT DECEMBER 31,
                       -----------------------------------------------------------------------------------------------------------
                               2001                 2000                  1999                 1998                  1997
                       -------------------  --------------------  -------------------- ---------------------  --------------------
                                   % OF                  % OF                 % OF                    % OF                  % OF
                                  LOANS IN              LOANS IN             LOANS IN              LOANS IN               LOANS IN
                                    EACH                  EACH                 EACH                  EACH                   EACH
                                  CATEGORY              CATEGORY             CATEGORY              CATEGORY               CATEGORY
                       AMOUNT OF  TO TOTAL  AMOUNT OF  TO TOTAL   AMOUNT OF  TO TOTAL   AMOUNT OF  TO TOTAL   AMOUNT OF   TO TOTAL
                       ALLOWANCE   LOANS    ALLOWANCE    LOANS    ALLOWANCE   LOANS     ALLOWANCE    LOANS    ALLOWANCE     LOANS
                       ---------  --------  ---------- ---------  ---------- --------- ----------  ---------  ---------   --------
                                                                  (DOLLARS IN THOUSANDS)
Commercial loans......  $   886     16.6%    $   857     15.3%    $   714      13.9%    $   541       14.3%    $   328      15.9%
Commercial real
    estate loans......    2,257     69.6       2,073     70.5       1,864      70.7       1,616       59.3         985      58.2
Residential real
   estate loans.......       71     10.0          98     10.6         114      11.2         140       20.6          63      15.3
Consumer loans........      196      3.8         167      3.6         157       4.2         139        5.8         188      10.6
                        -------    -----     -------    -----     -------     -----     -------      -----     -------     -----
Total allowance
   for loan
   losses.............  $ 3,410    100.0%    $ 3,195    100.0%    $ 2,849     100.0%    $ 2,436      100.0%    $ 1,564     100.0%
                        =======    =====     =======    =====     =======     =====     =======      =====     =======     =====

LIQUIDITY AND CAPITAL RESOURCES

         A Florida chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less deposits of certain public funds. The liquidity reserve may consist of cash on hand, cash on deposit with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Florida Department of Banking and Finance, such as federal funds sold and United States securities or securities guaranteed by the United States or agencies thereof. As of December 31, 2001 and December 31, 2000, Mercantile Bank had liquidity of approximately $102.4 million and $84.4 million, or approximately 25% and 22.0% of total deposits (net of secured deposits), respectively. As of March 31, 2002, Mercantile Bank had liquidity of approximately $120 million, or 29.2% of total deposits (net of secured deposits).

         During the year ended December 31, 2001, Gulf West's primary sources of funds consisted of principal payments on loans and investment securities, proceeds from sales and maturities of securities available for sale, net increases in deposits, and proceeds from Federal Home Loan Bank advances. Gulf West used its capital resources principally to purchase investment securities and to fund existing and continuing loan commitments. At December

31, 2001, Gulf West had commitments to originate loans totaling $15 million. Scheduled maturities of certificates of deposit during the 12 months following December 31, 2001 totaled $124 million.

         During the three months ended March 31, 2002, Gulf West's primary sources of funds consisted of loan principal repayments, borrowings and proceeds from the sale, maturity and principal repayment of securities available for sale. Gulf West used its capital resources principally to fund existing and continuing loan commitments, and to purchase securities available for sale and to fund net deposit outflows. At March 31, 2002, Gulf West had commitments to originate loans totaling $31,569,000.

         Gulf West believes it has adequate resources to fund all its commitments and that substantially all of its existing commitments will be funded in 2002. Gulf West also believes that, if so desired, it can adjust the rates on interest-bearing deposits to retain or attract deposits in a changing interest-rate environment.

         The following table sets forth, by maturity distribution, certain information pertaining to the investment securities portfolio (dollars in thousands) at December 31, 2000 and 2001:

                                                 FTER ONE YEAR TO    AFTER FIVE YEARS
                              ONE YEAR OR LESS      FIVE YEARS          TO TEN YEARS     AFTER TEN YEARS          TOTAL
                             ------------------  -----------------   -----------------  -----------------   ------------------
                             CARRYING   AVERAGE  CARRYING  AVERAGE   CARRYING  AVERAGE  CARRYING  AVERAGE   CARRYING   AVERAGE
                               VALUE     YIELD    VALUE     YIELD     VALUE     YIELD    VALUE     YIELD      VALUE      YIELD
                             -------    -------  -------   -------   --------  -------  --------  -------   ---------  -------
AT DECEMBER 31,
2001:
U.S. Treasury
   securities..........      $   996     1.67%   $ 3,649    4.10%    $     --      --%  $     --      --%   $   4,645   3.58%
Corporate
   and other
   obligations.........          133     7.43      2,545    8.29        4,094    8.04      9,151    8.74       15,923   8.48
                             -------             -------             --------           --------            ---------
                             $ 1,129     2.35%   $ 6,194    5.82%    $  4,094    8.04%  $  9,151    8.74%   $  20,568   7.37%
                             =======     ====    =======    ====     ========    ====   ========    ====
Equity securities                                                                                                 842   3.04%
Mortgage-backed
   securities..........                                                                                       100,316   5.77%
                                                                                                            ---------
Total..................                                                                                     $ 121,726   6.02%
                                                                                                            =========   ====
AT DECEMBER 31,
2000:
U.S. agency
obligations............      $    --       --%   $  4,987   6.04%    $  1,962    6.71%  $     --      --%   $   6,949   6.23%
U.S. Treasury
securities.............        5,002     5.64          --     --           --     --          --      --        5,002   5.64
Corporate and
other obligations......          140     5.75        595    8.07        4,611    8.35      8,215    8.90       13,561   8.69
                             -------             -------             --------           --------            =========
                             $ 5,142     5.64%   $ 5,582    6.26%    $  6,573    7.86%  $  8,215    8.90%   $  25,512   7.41%
                             =======     ====    =======    ====     ========    ====   ========    ====
Equity securities......                                                                                           101   2.63%
Mortgage-backed
securities.............                                                                                        49,349   6.61%
                                                                                                            ---------
Total..................                                                                                     $  74,962   6.90%
                                                                                                            =========   ====

REGULATORY CAPITAL REQUIREMENTS

         Gulf West (on a consolidated basis) and Mercantile Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Gulf West's and Mercantile Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, Gulf West and Mercantile Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

         Quantitative measures established by regulation to ensure capital adequacy require Gulf West and Mercantile Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000 and March 31, 2002, that Gulf West and Mercantile Bank met all capital adequacy requirements to which they are subject.

         As of December 31, 2001, the most recent notification from the FDIC stated that to be considered a "well-capitalized" institution, the institution must maintain total risk-based, Tier 1 risk-based and leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed Mercantile Bank's category. Gulf West's and Mercantile Bank's actual capital amounts and percentages are also presented in the table.

                                                                                                 MINIMUM TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                             MINIMUM CAPITAL     PROMPT CORRECTIVE
                                                             ACTUAL            REQUIREMENT       ACTION PROVISIONS
                                                        -----------------   ----------------    -------------------
                                                         AMOUNT     RATIO     AMOUNT   RATIO     AMOUNT      RATIO
                                                        --------    -----   ---------  -----    --------   --------
AS OF DECEMBER 31, 2001:
   Total Risk-Based Capital to Risk-Weighted Assets:
     Gulf West.......................................   $ 42,657     11.7%   $ 29,057   8.0%          N/A     N/A
     Mercantile Bank.................................     40,048     11.1      28,990   8.0      $ 36,237    10.0%

   Tier I Capital to Risk-Weighted Assets:
     Gulf West.......................................     39,247     10.8      14,529   4.0           N/A     N/A
     Mercantile Bank.................................     36,638     10.1      14,495   4.0        21,742     6.0


   Tier I Capital to Average Assets:
     Gulf West.......................................     39,247      7.9      19,890   4.0           N/A     N/A
     Mercantile Bank.................................     36,638      7.4      19,877   4.0        24,847     5.0

AS OF DECEMBER 31, 2000:
   Total Risk-Based Capital to Risk-Weighted Assets:
     Gulf West.......................................   $ 37,517     10.9%   $ 27,462   8.0%          N/A     N/A
     Mercantile Bank.................................     35,474     10.3      27,435   8.0      $ 34,294    10.0%

   Tier I Capital to Risk-Weighted Assets:
     Gulf West.......................................     34,322     10.0      13,731   4.0           N/A     N/A
     Mercantile Bank.................................     32,279      9.4      13,718   4.0        20,576     6.0

   Tier I Capital to Average Assets:
     Gulf West.......................................     34,322      7.8      17,583   4.0           N/A     N/A
     Mercantile Bank.................................     32,279      7.4      17,538   4.0        21,923     5.0

MARKET RISK

         Market risk is the risk of loss due to adverse changes in market prices and rates. Gulf West's market risk arises primarily from interest-rate risk inherent in its lending and deposit gathering activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on and off balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 10 of the Notes to Consolidated Financial Statements on page F-24 of this document.

         Gulf West does not engage in trading or hedging activities and does not invest in interest-rate derivatives or enter into interest rate swaps. Gulf West's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on Gulf West's net interest income and capital, while adjusting Gulf West's asset-liability structure to obtain the maximum yield-cost spread on that structure. Gulf West relies primarily on its asset-liability structure to control interest-rate risk. See the section below titled Asset-Liability Structure. However, a sudden and substantial increase in interest rates may adversely impact Gulf West's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

         Management of Gulf West uses modeling techniques to simulate changes in net interest income under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

         The projected effects that assumed interest rate shifts would have on the net interest income of Gulf West for the succeeding twelve-month period as of December 31, 2001 are discussed below under Asset-Liability Structure. There have been no significant changes in Gulf West's market risk exposure since December 31, 2001.

ASSET - LIABILITY STRUCTURE

         As part of its asset and liability management, Gulf West has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing Gulf West's earnings. Management believes that these processes and procedures provide Gulf West with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest-rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as dividing rate-sensitive assets by rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates generally a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would generally result in an increase in net interest income, while a positive gap would adversely affect net interest income. As of December 31, 2001, Gulf West's one-year negative interest-rate sensitivity gap in dollars was $125.0 million.

         Since gap analysis does not take into account the probability that potential maturities or repricings of interest rate sensitive assets and liabilities will occur, or the relative magnitude of the repricings, Gulf West also uses an industry standard computer modeling system to perform "Income Simulation Analysis." Income simulation analysis captures not only the potential of assets and liabilities to mature or reprice but the probability that they will do so. In addition, income simulation analysis attends to the relative sensitivities of balance sheet items and projects their behavior over an extended period of time and permits management to assess the probable effects on balance sheet items of not only changes in market interest rates but also of proposed strategies for responding to such changes.

         On a quarterly basis, management of Gulf West performs an income simulation analysis to determine the projected effect on net interest income of various increases and decreases in the level of interest rates. These scenarios assume that the rate changes occur in even monthly increments over twelve months and then hold constant for an additional twelve months. The volatility of net interest income over this twenty-four month period in both an up and down rate scenario is measured by reference to the levels of such income in a flat rate scenario. Such a "rate shock analysis" requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is at best an estimate and cannot accurately predict the impact of future interest rate changes on net interest income. Gulf West has established guidelines for the acceptable volatility of net interest income for the twenty-four month period and management institutes appropriate strategies designed to keep the volatility levels within those guidelines. As of December 31, 2001, the simulation analysis projects an increase in net interest income of 0.56% for the following 12 months assuming a decrease in interest rates of 50 basis points spaced evenly throughout that 12 month period.

If rates increase by 200 basis points over that same 12-month period, then net interest income will decrease by 2.42%. These volatility levels are within Gulf West's guidelines.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, Gulf West continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

         Gulf West also maintains a portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 2001, 6.2% of Gulf West's total assets consisted of cash and short-term U.S. Government and agency securities maturing in one year or less. Furthermore, as of such date, Gulf West's liquidity ratio was 25.4%.

         Gulf West also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of Gulf West's core deposit strategy is demonstrated by the stability and growth of its demand accounts, money-market deposit accounts, savings accounts and NOW accounts, which totaled $271.6 million, representing 63.8% of total deposits at December 31, 2001. Gulf West anticipates that these accounts will increase and in the future comprise a significant portion of its deposit base.

         The following table sets forth certain information relating to Gulf West's interest-earning assets and interest-bearing liabilities at December 31, 2001 that are estimated to mature or are scheduled to reprice within the period shown. Since assets and liabilities within each interest-sensitive period may not reprice by the same amount or at the same time, the following table may not be reflective of changes in net interest income which would result from changes in the general level of interest rates.

                                                                                            MORE THAN
                                                                 MORE THAN    MORE THAN      ONE YEAR  MORE THAN FIVE
                                                   THREE       THREE MONTHS   SIX MONTHS     TO FIVE      YEARS AND
                                                   MONTHS      TO SIX MONTHS  TO ONE YEAR     YEARS      INSENSITIVE    TOTAL
                                                  ---------    -------------  -----------   ---------  --------------- -------
                                                                                 ($ IN THOUSANDS)
Loans (1),(2):
   Adjustable rate .........................      $  66,040        13,107        11,198       143,751        5,588      239,684
   Fixed rate ..............................         15,173         1,633         3,212        35,347       38,810       94,175
                                                  ---------      --------      --------     ---------    ---------    ---------
     Total loans ...........................         81,213        14,740        14,410       179,098       44,398      333,859
FHLB stock .................................             --            --            --            --        1,228        1,228
Investments (3),(4) ........................         14,995           213           187        42,620       77,465      135,480
                                                  ---------      --------      --------     ---------    ---------    ---------
     Total rate-sensitive assets ...........         96,208        14,953        14,597       221,718      123,091      470,567
                                                  ---------      --------      --------     ---------    ---------    ---------

Deposit accounts (5):
   Savings and NOW .........................         23,280            --            --            --       65,137       88,417
   Money market ............................         84,683            --            --            --        4,419       89,102
   Time deposits ...........................         43,229        40,124        40,492        29,827           66      153,738
                                                  ---------      --------      --------     ---------    ---------    ---------
Total interest-bearing deposit accounts ....        151,192        40,124        40,492        29,827       69,622      331,257
Other borrowings ...........................             --         9,700         9,600        28,300           --       47,600
                                                  ---------      --------      --------     ---------    ---------    ---------
     Total rate-sensitive liabilities ......        151,192        49,824        50,092        58,127       69,622      378,857
                                                  ---------      --------      --------     ---------    ---------    ---------
Gap (repricing differences) ................      $ (54,984)      (34,871)      (35,495)      163,591       53,469       91,710
                                                  =========      ========      ========     =========    =========    =========
Cumulative GAP..............................      $ (54,984)      (89,855)     (125,350)       38,241       91,710
                                                  =========      ========      ========     =========    =========
Cumulative GAP/total assets.................         (10.65)%      (17.41)%      (24.29)%        7.41%       17.77%
                                                  =========      ========      ========     =========    =========

--------------
(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their contractual maturities.
(2)      Includes nonaccrual loans.
(3) Investments are scheduled according to their respective repricing and maturity dates.
(4)      Includes federal funds sold.
(5) The savings and NOW accounts repricing volumes are based on management's assumptions of the sensitivity of these accounts to changes in market interest rates. Time accounts are scheduled according to their respective maturity dates.

The following table reflects the contractual principal repayments by period of Gulf West's loan portfolio at December 31, 2001.

                                                RESIDENTIAL
                                                  MORTGAGE        CONSUMER
YEARS ENDING DECEMBER 31,       COMMERCIAL         LOANS           LOANS           TOTAL
-------------------------       ----------      -----------       --------        -------
                                                     (IN THOUSANDS)
2002 ....................        $ 35,278           2,514           3,292          41,084
2003 ....................          20,557           1,163           2,599          24,319
2004 ....................          28,860           1,215           2,164          32,239
2005-2006 ...............          29,262           3,011           2,918          35,191
2007-2011 ...............          93,487           7,058             978         101,523
Thereafter ..............          80,407          18,336             760          99,503
                                 --------          ------          ------         -------
     Total ..............        $287,851          33,297          12,711         333,859
                                 ========          ======          ======         =======

         Of the $292,775 of loans due after 2002, 29% of such loans have fixed rates of interest and 71% have adjustable rates. The following table displays loan originations by type of loan and principal reductions during the periods indicated:

                                                                                 AT DECEMBER 31,
                                                   -------------------------------------------------------------------------
                                                      2001             2000            1999            1998            1997
                                                   ---------         -------         -------         -------         -------
                                                                                 (IN THOUSANDS)
Originations and purchases:
   Commercial loans .........................      $  37,224          32,644          25,799          23,066          12,102
   Commercial real estate loans .............         76,966          63,515         107,828          71,624          31,329
   Residential real estate ..................          8,337           8,399          15,410          16,085           4,197
   Consumer loans ...........................          9,593           8,996           8,271          11,046          11,692
                                                   ---------         -------         -------         -------         -------
     Total loans originated and purchased ...        132,120         113,554         157,308         121,821          59,320

Loans acquired with purchase of Citizens ....             --              --              --          30,744              --
(Increase) in available lines of credit .....         (6,642)        (16,212)         (4,053)        (12,374)         (2,913)
Principal reductions ........................       (111,766)        (63,304)        (78,260)        (53,368)        (46,181)
                                                   ---------         -------         -------         -------         -------
     Increase in gross loans ................      $  13,712          34,038          74,995          86,823          10,226
                                                   =========         =======         =======         =======         =======

         The following table sets forth information concerning Gulf West's loan portfolio by type of loan at the dates indicated.

                                                                   AT DECEMBER 31,
                       ------------------------------------------------------------------------------------------------------

                              2001                 2000                 1999                 1998                 1997
                       ------------------   ------------------   ------------------   ------------------   ------------------
                                    % OF                 % OF                 % OF                 % OF                 % OF
                        AMOUNT      TOTAL    AMOUNT      TOTAL    AMOUNT      TOTAL    AMOUNT      TOTAL    AMOUNT      TOTAL
                       --------     -----   --------     -----   --------     -----   --------     -----   --------     -----
                                                               (DOLLARS IN THOUSANDS)
Commercial .........   $ 55,320     16.6%   $ 49,027     15.3%   $ 39,612     13.9%   $ 30,102     14.3%   $ 19,752     15.9%
Commercial real
   estate ..........    232,531     69.6     225,825     70.5     202,263     70.7     125,089     59.3      72,396     58.2
Residential real
   estate ..........     33,297     10.0      33,838     10.6      32,125     11.2      43,427     20.6      18,966     15.3
Consumer ...........     12,711      3.8      11,457      3.6      12,109      4.2      12,496      5.8      13,177     10.6
                       --------    -----    --------    -----    --------    -----    --------    -----    --------    -----
   Total loans .....    333,859    100.0%    320,147    100.0%    286,109    100.0%    211,114    100.0%    124,291    100.0%
                                   =====                =====                =====                =====                =====

Less:
Deferred loan
   fees premiums
   and discounts....       (326)                  12                  (35)                 (70)                (172)
Allowance for
   loan losses......     (3,410)              (3,195)              (2,849)              (2,436)              (1,564)
                       --------             --------             --------             --------             --------
   Loans, net.......   $330,123             $316,964             $283,225             $208,608             $122,555
                       ========             ========             ========             ========             ========

The following table shows the distribution of, and certain other information relating to, deposit accounts by type:

                                                                                        AT DECEMBER 31,
                                                                           ----------------------------------------
                                                                                  2001                 2000
                                                                           -------------------   ------------------
                                                                                       % OF                  % OF
                                                                            AMOUNT    DEPOSIT    AMOUNT    DEPOSIT
                                                                           ---------  --------   ---------    -----
                                                                                    (DOLLARS IN THOUSANDS)
Noninterest-bearing demand deposits....................................    $  94,066      22.1%  $  74,546     19.0%
Savings and NOW deposits...............................................       88,417      20.8%     79,305     20.2%
Money-market deposits..................................................       89,102      20.9%     69,329     17.7%
Time deposits..........................................................      153,738      36.2%    168,874     43.1%
                                                                           ---------    ------   ---------    -----
Total deposits.........................................................    $ 425,323     100.0%  $ 392,054    100.0%
                                                                           =========    ======   =========    =====

Jumbo certificates ($100,000 and over) mature as follows:

                                                                                                   AT DECEMBER 31,
                                                                                                        2001
                                                                                                   ---------------
                                                                                                   (IN THOUSANDS)
Due three months or less......................................................................       $  16,910
Due over three months to six months...........................................................          16,188
Due over six months to one year...............................................................          14,382
Due over one year.............................................................................           6,172
                                                                                                     ---------
Total.........................................................................................       $  53,652
                                                                                                     =========

The scheduled maturities of time deposits are as follows:

                                                                                                   AT DECEMBER 31,
                                                                                                        2001
                                                                                                   ---------------
                                                                                                   (IN THOUSANDS)
Due in one year or less.......................................................................       $  123,845
Due in more than one but less than three years................................................           27,148
Due in more than three but less than five years...............................................            2,679
Due in over five years........................................................................               66
                                                                                                     ----------
Total.........................................................................................       $  153,738
                                                                                                     ==========


         The following table sets forth the net deposit flows of Gulf West during the periods indicated (in thousands):

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      2001        2000        1999
                                                                                    --------     ------      ------
Net increase before interest credited.......................................        $ 45,393     22,098      58,857
Net credited................................................................          12,124     13,389      11,338
                                                                                    --------     ------      ------
     Net deposit increase...................................................        $ 33,269     35,487      70,195
                                                                                    ========     ======      ======

RESULTS OF OPERATIONS

         The operating results of Gulf West depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Gulf West's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Gulf West's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on foreclosed real estate and income taxes.

         The following tables set forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of Gulf West from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; (v) interest margin; and (vi) ratio of average interest-earning assets to average interest-bearing liabilities.

                                                                            THREE MONTHS ENDED MARCH 31,
                                                    --------------------------------------------------------------------------
                                                                    2002                                   2001
                                                    ----------------------------------     -----------------------------------
                                                                   INTEREST    AVERAGE                    INTEREST    AVERAGE
                                                      AVERAGE        AND        YIELD/       AVERAGE         AND       YIELD/
                                                      BALANCE     DIVIDENDS      RATE        BALANCE      DIVIDENDS     RATE
                                                    ----------    ---------    -------     ----------     ---------   --------
                                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans (1) ..................................     $  329,516        6,147      7.46%     $  318,889        6,832      8.57%
   Securities .................................        120,426        1,713      5.69%         75,012        1,232      6.57%
   Other interest-earning assets (2) ..........         22,230          101      1.82%         11,011          154      5.59%
                                                    ----------     --------                ----------     --------
     Total interest-earning assets ............        472,172        7,961      6.74%        404,912        8,218      8.12%
                                                                   --------                               --------
Noninterest-earning assets (3) ................         42,575                                 42,880
                                                    ----------                             ----------
     Total assets .............................     $  514,747                             $  447,792
                                                    ==========                             ==========

Interest-bearing liabilities:
   Savings and NOW deposits ...................         87,385          124       .57%         75,657          282      1.49%
   Money-market deposits ......................         88,779          334      1.50%         73,570          806      4.38%
   Time deposits ..............................        150,858        1,473      3.91%        161,379        2,414      5.98%
   Other borrowings ...........................         61,055          529      3.47%         33,184          470      5.67%
                                                    ----------     --------                ----------     --------
     Total interest-bearing liabilities .......        388,077        2,460      2.54%        343,790        3,972      4.62%
                                                                   --------                               --------
Noninterest-bearing liabilities ...............         85,553                                 67,666
Stockholders' equity ..........................         41,117                                 36,336
                                                    ----------                             ----------
     Total liabilities and stockholders'
        equity ................................     $  514,747                             $  447,792
                                                    ==========                             ==========
Net interest income............................                    $  5,501                               $  4,246
                                                                   ========                               ========
Interest-rate spread (4).......................                                  4.20%                                  3.50%
                                                                                =====                                  =====
Net interest margin (5)........................                                  4.66%                                  4.19%
                                                                                =====                                  =====
Ratio of average interest-earning assets
  to average interest-bearing
  liabilities .................................           1.22                                   1.18
                                                    ==========                             ==========

-----------------

(1)      Includes nonaccrual loans.

(2) Includes federal funds sold, securities purchased under agreements to resell, money-market accounts, FHLB stock and interest bearing deposits.

(3) Includes bank owned life insurance which is not considered an interest-earning asset.

(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin is net interest income divided by average interest-earning assets.

                                                               YEAR ENDED DECEMBER 31,
                            ----------------------------------------------------------------------------------------------------
                                       2001                              2000                                1999
                            ----------------------------    -------------------------------      -------------------------------
                                      INTEREST   AVERAGE                INTEREST    AVERAGE                 INTEREST     AVERAGE
                           AVERAGE      AND      YIELD/     AVERAGE        AND       YIELD/      AVERAGE        AND       YIELD/
                           BALANCE    DIVIDENDS   RATE      BALANCE     DIVIDENDS     RATE       BALANCE     DIVIDENDS     RATE
                           --------   ---------  -------    --------    ---------   -------      --------    ---------    -------
                                                          (DOLLARS IN THOUSANDS)

Interest-earning assets:
  Loans (1) .............. $328,085    27,101    8.26%      $296,544      25,525      8.61%      $264,010      21,813      8.26%
  Securities .............   92,627     5,841    6.31%        76,113       4,978      6.54%        74,693       4,522      6.05%
  Other interest-
    earning assets(2).....   15,708       616    3.92%        13,314         842      6.32%        10,570         519      4.91%
                           --------    ------               --------      ------                 --------      ------
Total interest-
  earning assets..........  436,420    33,558    7.69%       385,971      31,345      8.12%       349,273      26,854      7.69%
                                       ------                             ------                               ------
Noninterest-earning
  assets (3)..............   42,798                           40,861                               41,601
                           --------                         --------                             --------
     Total assets......... $479,218                         $426,832                             $390,874
                           ========                         ========                             ========

Interest-bearing
  liabilities:
    Savings and NOW
      deposits ............  79,301       890    1.12%        82,856       1,511      1.82%        86,707       1,685      1.94%
Money-market deposits......  82,625     2,537    3.07%        52,245       2,554      4.89%        33,243       1,149      3.46%
Time deposits ............. 157,334     8,507    5.41%       169,003       9,487      5.61%       168,151       8,607      5.12%
Other borrowings...........  46,513     2,115    4.55%        26,880       1,660      6.18%        21,042       1,014      4.82%
                           --------    ------               --------      ------      ----       --------      ------
  Total interest-
    bearing liabilities.... 365,773    14,049    3.84%       330,984      15,212      4.60%       309,143      12,455      4.03%
                                       ------                              -----                               ------
Noninterest-bearing
  liabilities..............  75,337                           63,328                               52,081
Stockholders' equity.......  38,108                           32,520                               29,650
                           --------                         --------                             --------
     Total liabilities
      and stockholders'
      equity...............$479,218                         $426,832                             $390,874
                           ========                         ========                             ========
Net interest income........           $19,509                           $ 16,133                             $ 14,399
                                      =======                           ========                             =========
Interest-rate spread (4)...                      3.85%                                3.52%                               3.66%
                                                 ====                                 ====                                ====
Net interest margin (5)...                       4.47%                                4.18%                               4.12%
                                                 ====                                 ====                                ====
Ratio of average
  interest-earning
  assets to
  average interest-
  bearing liabilities...       1.19                             1.17                                  1.13
                           ========                         ========                            ==========

---------------

(1) Includes nonaccrual loans.
(2) Includes federal funds sold, securities purchased under agreements to resell, money-market accounts, FHLB stock and interest bearing deposits.
(3) Includes bank owned life insurance which is not considered an interest-earning asset.
(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The following tables set forth certain information regarding changes in interest income and interest expense of Gulf West for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                     YEAR ENDED DECEMBER 31, 2001 VS. 2000
                                           --------------------------------------------------------
                                                          INCREASE (DECREASE) DUE TO
                                           --------------------------------------------------------
                                            RATE             VOLUME       RATE/VOLUME         TOTAL
                                           -------           ------       -----------         -----
                                                             (In thousands)
Interest earning assets:
  Loans .........................          $(1,029)           2,715           (110)           1,576
  Securities ....................             (178)           1,080            (39)             863
  Other interest-earning assets .             (320)             151            (57)            (226)
                                           -------            -----           ----            -----
    Total .......................           (1,527)           3,946           (206)           2,213
                                           -------            -----           ----            -----

Interest-bearing liabilities:
  Deposits:
    Savings and NOW deposits ....             (581)             (65)            25             (621)
    Money market deposits .......             (950)           1,485           (552)             (17)
    Time deposits ...............             (349)            (655)            24             (980)
    Other borrowings ............             (438)           1,213           (320)             455
                                           -------            -----           ----            -----
    Total .......................           (2,318)           1,978           (823)          (1,163)
                                           -------            -----           ----            -----
Net change in net interest income          $   791            1,968            617            3,376
                                           =======            =====           ====            =====

                                                     YEAR ENDED DECEMBER 31, 2001 VS. 2000
                                           --------------------------------------------------------
                                                          INCREASE (DECREASE) DUE TO
                                           --------------------------------------------------------
                                            RATE             VOLUME       RATE/VOLUME         TOTAL
                                           -------           ------       -----------         -----
                                                             (In thousands)
Interest earning assets:
  Loans .........................          $   912            2,688            112            3,712
  Securities ....................              363               86              7              456
  Other interest-earning assets .              149              135             39              323
                                           -------            -----           ----            -----
    Total .......................            1,424            2,909            158            4,491
                                           -------            -----            ---            -----

Interest-bearing liabilities:
  Deposits:
    Savings and NOW deposits ....             (104)             (75)             5             (174)
    Money market deposits .......              476              657            272            1,405
    Time deposits ...............              832               44              4              880
    Other borrowings ............              286              281             79              646
                                           -------            -----           ----            -----
    Total .......................            1,490              907            360            2,757
                                           -------            -----           ----            -----
Net change in net interest income          $   (66)           2,002           (202)           1,734
                                           =======            =====           ====            =====

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of Gulf West are monetary in nature. As a result, interest rates have a more significant impact on Gulf West's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.


COMPARISON OF THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

         GENERAL. Net earnings for the three-month period ended March 31, 2002 were $1,628,000, or $0.21 per basic share ($0.20 per diluted share), compared to net earnings of $859,000, or $0.11 per basic and diluted share for the three-month period ended March 31, 2001. This increase in Gulf West's net earnings was primarily due to an increase in net interest income partially offset by increases in noninterest expenses and income taxes, all of which resulted from the continued growth of Gulf West. Decreases in market interest rates during 2001 benefited Gulf West 's interest margin since it was able to reprice its deposits and borrowings more quickly than loans and investments were repriced.

         INTEREST INCOME. Interest income decreased from $8.2 million for the three-month period ended March 31, 2001 to $8.0 million for the three-month period ended March 31, 2002. Interest income on loans decreased $.7 million due to a decrease in the weighted-average yield earned on the portfolio from 8.57% to 7.46% which was partially offset by an increase in the average loan portfolio balance from $318.9 million for the three-month period ended March 31, 2001 to $329.5 million for the three-month period ended March 31, 2002. Interest on investment securities increased $481,000 due to an increase in the average investment securities portfolio to $120.4 million in 2002 from $75.0 million in 2001, only partially offset by a decrease in the average yield in 2002 from 6.57% to 5.69%. Interest on other interest-earning assets decreased $53,000 due to a decrease in average yield on other interest-earning assets from 5.59% in 2001 to 1.82% in 2002, only partially offset by an increase in the average balance to $22.2 million from $11.0 million in 2001.

         INTEREST EXPENSE. Interest expense decreased to $2.5 million for the three-month period ended March 31, 2002 from $4.0 million for the three-month period ended March 31, 2001. Interest expense on deposit accounts decreased primarily due to a decrease in the weighted-average rate paid in 2002 from 4.51% to 2.36% in 2002, only partially offset by an increase in the average balance to $327.0 million from $310.6 million. Gulf West was successful in restructuring its deposit account makeup in 2002 by decreasing reliance on time deposits which decreased from 40.9% of deposits at March 31, 2001 to 35.5% of deposits at March 31, 2002. Interest expense on other borrowings increased to $529,000 from $470,000 in 2001 primarily due to an increase in average borrowings from $33.2 million in 2001 to $61.1 million in 2002, only partially offset by a decrease in average rates paid on these borrowings. The average cost of all interest-bearing liabilities decreased from 4.62% for the three-month period ended March 31, 2001 to 2.54% for the three-month period ended March 31, 2002.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Gulf West, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Gulf West's market areas, and other factors related to the collectability of Gulf West's loan portfolio. The provision increased from $157,000 for the three-month period ended March 31, 2001 to $188,000 for the three-month period ended March 31, 2002. Management believes the allowance for loan losses of $3.6 million is adequate at March 31, 2002.

         NONINTEREST INCOME. Total noninterest income increased to $1.1 million for the three-month period ended March 31, 2002 from $.9 million in 2001, due to increases in service fees on deposits and gain on sale of securities.

         NONINTEREST EXPENSES. Total noninterest expenses increased to $3.9 million for the three-month period ended March 31, 2002 from $3.8 million for the three-month period ended March 31, 2001, primarily due to increases in salaries and employee benefits.

         INCOME TAXES. The income tax provision for the three months ended March 31, 2002 was $842,000, or 34.1% of earnings before income taxes, compared to $408,000, or 32.2%, for the three months ended March 31, 2001.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

         GENERAL. Net earnings for the year ended December 31, 2001 were $5,041,000, or $0.64 per basic share ($.63 per diluted share), compared to net earnings of $3,525,000, or $.45 per basic share ($.44 per diluted share), for the year ended December 31, 2000. This increase in Gulf West's net earnings was primarily due to an increase in net interest income, partially offset by increases in noninterest expenses and income taxes, all of which resulted from the continued growth of Gulf West. Decreases in market interest rates during 2001 benefited Gulf West's interest margin since it was able to reprice its deposits and borrowings more quickly than loans and investments were repriced.

         INTEREST INCOME. Interest income increased from $31.3 million for the year ended December 31, 2000 to $33.6 million for the year ended December 31, 2001. Interest income on loans increased $1.6 million due to an increase in the average loan portfolio balance from $296.5 million for the year ended December 31, 2000 to $328.1 million for the year ended December 31, 2001, only partially offset by a decrease in the weighted-average yield earned on the portfolio from 8.61% to 8.26%. Interest on investment securities increased $863,000 due to an increase in the average investment securities portfolio to $92.6 million in 2001 from $76.1 million in 2000, only partially offset by a decrease in the average yield in 2001 from 6.54% to 6.31%. Interest on other interest-earning assets decreased $226,000 due to a decrease in average yield on other interest-earning assets from 6.32% in 2000 to 3.92% in 2001, only partially offset by an increase in the average balance to $15.7 million from $13.3 million in 2000.

         INTEREST EXPENSE. Interest expense decreased to $14.0 million for the year ended December 31, 2001 from $15.2 million for the year ended December 31, 2000. Interest expense on deposit accounts decreased primarily due to a decrease in the weighted-average rate paid in 2001 from 4.46% to 3.74% in 2001, only partially offset by an increase in the average balance to $319.3 million from $304.1 million. Gulf West was successful in restructuring its deposit account makeup in 2001 by decreasing reliance on time deposits which decreased from 43% of deposits at December 31, 2000 to 36% of deposits at December 31, 2001. Interest expense on other borrowings increased to $2.1 million from $1.7 million in 2000 primarily due to an increase in average borrowings from $26.9 million in 2000 to $46.5 million in 2001, only partially offset by a decrease in average rates paid on these borrowings. The average cost of all interest-bearing liabilities decreased from 4.60% for the year ended December 31, 2000 to 3.84% for the year ended December 31, 2001.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Gulf West, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Gulf West's market areas, and other factors related to the collectability of Gulf West's loan portfolio. The provision increased from $537,000 for the year ended December 31, 2000 to $761,000 for the year ended December 31, 2001. Management believes the allowance for loan losses of $3.4 million is adequate at December 31, 2001.

         NONINTEREST INCOME. Total noninterest income increased to $4.0 million for the year ended December 31, 2001 from $3.5 million in 2000. Increases in service fees on deposits, other fees, other income and gain on sale of securities were partially offset by a decrease in leasing fees and commissions which was due to the cessation of leasing activities in November of 2000.

         NONINTEREST EXPENSES. Total noninterest expenses increased $1.2 million to $15.0 million for the year ended December 31, 2001 from $13.8 million for the year ended December 31, 2000, primarily due to increases in salaries, employee benefits and occupancy expense relating to additional banking offices opened in 2000, partially offset by a decrease in data processing outsourcing expense.


COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

         GENERAL. Net earnings for the year ended December 31, 2000 were $3,525,000, or $.45 per basic share ($.44 per diluted share), compared to net earnings of $3,070,000, or $.40 per basic share ($.39 per diluted share), for the year ended December 31, 1999. This increase in Gulf West's net earnings was primarily due to an increase in net interest income, partially offset by increases in noninterest expenses and income taxes, all of which resulted from the continued growth of Gulf West.

         INTEREST INCOME. Interest income increased from $26.9 million for the year ended December 31, 1999 to $31.3 million for the year ended December 31, 2000. Interest income on loans increased $3.7 million due to an increase in the average loan portfolio balance from $264.0 million for the year ended December 31, 1999 to $296.5 million for the year ended December 31, 2000, and by an increase in the weighted-average yield earned on the portfolio from 8.26% to 8.61%. Interest on investment securities increased $456,000 due to an increase in the average investment securities portfolio to $76.1 million in 2000 from $74.7 million in 1999 and an increase in the average yield in 2000. Interest on other interest-earning assets increased $323,000 due to a increase in average other interest-earning assets from $10.6 million in 1999 to $13.3 million in 2000 and an increase in the average yield from 4.91% to 6.32%.

         INTEREST EXPENSE. Interest expense increased to $15.2 million for the year ended December 31, 2000 from $12.5 million for the year ended December 31, 1999. Interest expense on deposit accounts increased primarily due to an increase in average interest-bearing deposit balances from $288.1 million during the year ended December 31, 1999 to $304.1 million for 2000. Interest expense on other borrowings increased $646,000 primarily due to an increase in average borrowings from $21.0 million in 1999 to $26.9 million in 2000 and an increase in average rates. The average cost of all interest-bearing liabilities increased from 4.03% for the year ended December 31, 1999 to 4.60% for the year ended December 31, 2000.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Gulf West, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Gulf West's market areas, and other factors related to the collectability of Gulf West's loan portfolio. The provision decreased from $670,000 for the year ended December 31, 1999 to $537,000 for the year ended December 31, 2000.

         NONINTEREST INCOME. Total noninterest income remained about the same at $3.5 million for the year ended December 31, 2000 and 1999. Increases in service fees on deposits, other fees, other income and gain on sale of securities were offset by a decrease in leasing fees and commissions.

         NONINTEREST EXPENSES. Total noninterest expenses increased $1.0 million to $13.8 million for the year ended December 31, 2000 from $12.8 million for the year ended December 31, 1999, primarily due to increases in salaries, employee benefits and occupancy expense relating to additional banking offices opened in 1999 and 2000, partially offset by a decrease in data processing outsourcing expense.

SELECTED QUARTERLY RESULTS

         Selected quarterly results of operations for the nine quarters ended March 31, 2002 are as follows (in thousands, except share amounts):

                              2002                      2001                                           2000
                            -------    --------------------------------------------  ---------------------------------------------
                             FIRST     FOURTH        THIRD     SECOND       FIRST      FOURTH       THIRD      SECOND       FIRST
                            QUARTER    QUARTER      QUARTER    QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                            -------    -------      -------    -------     -------     -------     -------     -------     -------
Interest income ........    $7,961       8,160       8,580       8,600       8,218       8,265       7,926       7,676       7,478
Interest expense .......     2,460       2,749       3,457       3,871       3,972       4,226       3,929       3,549       3,508
Net interest income ....     5,501       5,411       5,123       4,729       4,246       4,039       3,997       4,127       3,970
Provision for loan
  losses ...............       188         187         221         196         157         210          47          57         223
Earnings before
  income taxes .........     2,470       2,539       2,161       1,743       1,267       1,244       1,377       1,538       1,160
Net earnings ...........     1,628       1,626       1,407       1,149         859         824         914       1,010         777
Basic earnings per
  common share (1) .....       .21         .20         .18         .15         .11         .10         .12         .13         .10
Diluted earnings per
  common share (1) .....       .20         .20         .17         .15         .11         .10         .11         .13         .10
Cash dividends
  declared per common
  share ................       .10          --          --         .10          --          --          --          --          --
Market price range(1):
  High .................     13.90        9.70        8.98        9.05        9.05        8.09        7.93        9.06        7.93
  Low ..................      9.30        8.19        7.67        7.62        7.02        6.55        7.14        6.35        6.35

---------------------
(1) All per share information is presented to reflect all stock dividends and stock splits including the 5% stock dividends declared September 21, 2000 and September 20, 2001.

                                 LEGAL MATTERS

         The validity of TSFG common stock to be issued in connection with the merger will be passed upon by William P. Crawford, Jr., Esq., Executive Vice President and General Counsel of TSFG. Mr. Crawford beneficially owns or has rights to acquire an aggregate of less than 0.1% of TSFG's common stock. Nelson Mullins Riley & Scarborough, L.L.P., counsel to TSFG, will deliver an opinion concerning the federal income tax consequences of the merger.


                                    EXPERTS

         The consolidated financial statements of TSFG and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Gulf West and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001 included in this document, have been included in reliance upon the report of Hacker, Johnson & Smith PA, independent certified public accountants, and upon the authority of such firm as experts in accounting and auditing.


                                 OTHER MATTERS

         Gulf West's board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.


                             SHAREHOLDER PROPOSALS

         Gulf West will hold its 2003 annual meeting of shareholders only if the merger is not consummated. In the event that this meeting is held, any shareholder proposal must be received by Gulf West at its corporate headquarters on or before December 31, 2002 in order to be considered for inclusion in Gulf West's 2003 annual meeting proxy materials.

         If a shareholder intends to present a proposal for consideration or make a nomination for director at the 2003 annual meeting, and such proposal or nomination is not intended to be considered for inclusion in Gulf West's 2003 annual meeting proxy materials, such shareholder must give notice of such proposal or nomination in writing, delivered or mailed to the secretary of Gulf West not less than 30 days nor more than 60 days prior to the 2003 annual meeting. However, if less than 31 days' notice of the meeting is given to shareholders, such written notice must be delivered or mailed to the secretary of Gulf West no later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders.


                      WHERE YOU CAN FIND MORE INFORMATION

         TSFG and Gulf West file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that TSFG and Gulf West file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

         TSFG filed a registration statement with the SEC to register the issuance of the TSFG common stock to be issued to Gulf West shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of TSFG. As allowed by SEC rules, this document does not contain all the information you can find in TSFG's registration statement or the exhibits to that registration statement.

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

         This document incorporates by reference the documents set forth below that TSFG and Gulf West have previously filed with the SEC. These documents contain important information about TSFG and Gulf West and their respective businesses and financial condition.

         TSFG SEC Filings

         (1) TSFG's Annual Report on Form 10-K for the year ended December 31, 2001;
         (2) TSFG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;
         (3)      TSFG's Current Report on Form 8-K dated April 4, 2002;
         (4)      TSFG's registration statement on Form 8-A filed pursuant to
                  Section 12 of the Securities Exchange Act of 1934 that contains descriptions of TSFG's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

         Gulf West SEC Filings

         (1) Gulf West's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 which incorporates certain portions of Gulf West's Proxy Statement, for its Annual Meeting of Shareholder held on April 18, 2002.
         (2) Gulf West's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.
         (3)      Gulf West's Current Report on Form 8-K dated March 26, 2002.
         (4) Gulf West's registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act that contains descriptions of Gulf West's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.


         Each of TSFG and Gulf West also incorporates by reference additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the closing of the merger.

         You can obtain any of the documents incorporated by reference from TSFG or Gulf West, as the case may be, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

         The South Financial Group               Gulf West Banks, Inc.
         104 South Main Street                   425 22nd Avenue North
         Greenville, South Carolina 29601        St. Petersburg, Florida 33704
         Attn: William S. Hummers III            Attn: Barry K. Miller
         Telephone: (864) 255-7913               Telephone: (727) 894-5696

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JULY 3, 2002 TO RECEIVE THEM BEFORE THE GULF WEST SPECIAL MEETING.

         You should rely only on the information contained or incorporated by reference in this document. TSFG and Gulf West have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated June 7, 2002. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to shareholders nor the issuance of TSFG common stock in the merger creates any implication to the contrary.


                           FORWARD-LOOKING STATEMENTS

         TSFG and Gulf West make forward-looking statements in this document and their public documents that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between TSFG and Gulf West, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from the merger, statements with respect to TSFG's and Gulf West's plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and "projects" or similar expressions. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our businesses include, but are not limited to, those described below. You should consider these risks when you vote on the merger. These possible events or factors include the following:

     - our cost savings from the merger may be less than we expect, or we may be unable to obtain those cost savings as soon as we expect;

     - costs, including merger-related charges, or difficulties relating to the integration of Gulf West may be greater than expected;

     -    we may lose more deposits, customers, or business than we expect;

     - maintaining our relationships with employees and suppliers may be more difficult than we expect;

     -    competition in the banking industry may increase significantly;

     - our integration costs may be higher than we expect or our operating costs after the merger may be greater than we expect;

     - fair value and purchase price adjustments may differ from the pro forma assumptions provided herein;

     -    the merger may not generate the synergies we expect;

     -    revenues following the merger may be lower than we expect;

     - technological changes and systems integration may be harder to make or more expensive than we expect;

     - the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures;

     - changes in the interest rate environment may increase our funding costs and reduce our earning asset yields, thus reducing our margins;

     - changes in general economic and business conditions in the United States and the Southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality thereby increasing our provisioning costs, or reduce a demand for credit, thereby reducing earning assets;

     - changes in trade, monetary and fiscal policies, laws, regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse affect on our business;

     - changes in consumer and business spending and saving habits may have an effect on our ability to increase assets and to attract deposits;

     -    changes may occur in the securities markets.

         Management of each of TSFG and Gulf West believes the forward-looking statements about its company are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of TSFG following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond TSFG's and Gulf West's ability to control or predict.


          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma combined financial information and explanatory notes are presented to show the impact of the merger on our companies' historical financial positions and results of operations under the purchase method of accounting. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma combined condensed financial information combines the historical financial information of TSFG and Gulf West at and for the three months ended March 31, 2002, and for the year ended December 31, 2001. The unaudited pro forma combined condensed balance sheet at March 31, 2002 assumes the merger was consummated on that date. The unaudited pro forma combined condensed statements of income give effect to the merger as if the merger had been consummated at the beginning of each period presented.

         The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the actual results that would have occurred if the merger had been consummated during the period or as of the date for which the pro forma data is presented, nor is it necessarily indicative of future results. The pro forma data does not reflect any potential benefits from potential cost savings or synergies expected to be achieved following the merger. The pro forma fair values for assets and liabilities are subject to change as a result of final valuation analyses and include no adjustments for evaluation of credit risk, principally related to loans. In addition, the pro forma data assumes no changes to the combined capitalization, such as increases in long-term debt or the repurchase of shares issued in connection with the merger.

         The unaudited pro forma combined condensed financial information is based on and should be read in conjunction with the historical consolidated financial statements and the related notes of both TSFG and Gulf West, which are incorporated in this document by reference.

         In May 2002, Carolina First Bank commenced a private placement of preferred shares of Carolina First Mortgage Loan Trust (the "REIT"), an indirect subsidiary of Carolina First Bank which is qualified as a "real estate investment trust" ("REIT"). An aggregate stated value of $100 million of REIT securities are being offered. These REIT securities have not been and will not be registered under the Securities Act, and are being sold pursuant to an exemption from the registration requirements of securities laws solely to "qualified institutional buyers" and "accredited investors" (as those terms are defined in federal securities laws). The unaudited pro forma combined condensed balance sheet at March 31, 2002 adjusts the historical balance sheet of TSFG to give effect to the REIT securities offering as if the $100 million in securities being offered are sold. The unaudited pro forma combined condensed statements of income exclude both the dividend payments and income from the use of proceeds associated with the REIT securities being offered. TSFG expects to close the sale of approximately $51 million of these securities on June 11, 2002. It also expects to continue to offer the unsold securities for a short period of time after June 11, 2002. Although TSFG expects that this private placement will be consummated, no assurance of such may be given.

            THE SOUTH FINANCIAL GROUP, INC. AND GULF WEST BANKS, INC.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                             (Dollars in thousands)

         The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of TSFG and Gulf West assuming the companies had been combined as of March 31, 2002, on a purchase accounting basis.

                                                                                MARCH 31, 2002
                                              ------------------------------------------------------------------------------------
                                                                TSFG          TSFG                      PRO FORMA       PRO FORMA
                                                 TSFG       ADJUSTMENTS   AS ADJUSTED     GULF WEST    ADJUSTMENTS      COMBINED
                                              ----------    -----------   -----------     ---------    -----------     -----------
ASSETS
Cash and due from banks
  (Notes 1 and 5)                             $  120,439      $ 95,600     $  216,039      $ 12,314      $(34,225)     $   194,128
Interest-bearing bank balances                    68,753            --         68,753        24,240            --           92,993
Securities
  Trading                                          3,942            --          3,942            --            --            3,942
  Available for sale (Note 5)                  1,571,565            --      1,571,565       129,140            62        1,700,767
  Held for maturity                               79,679            --         79,679            --            --           79,679
                                              ----------      --------     ----------      --------      --------      -----------
          Total securities                     1,655,186            --      1,655,186       129,140            62        1,784,388
                                              ----------      --------     ----------      --------      --------      -----------
Loans
  Loans held for sale                             29,900            --         29,900           975            --           30,875
  Loans held for investment (Note 5)           3,780,154            --      3,780,154       327,429         2,194        4,109,777
     Less unearned income                            231            --            231           410            --              641
     Less allowance for loan
        losses                                    45,208            --         45,208         3,560            --           48,768
                                              ----------      --------     ----------      --------      --------      -----------
              Net loans                        3,764,615            --      3,764,615       324,434         2,194        4,091,243
                                              ----------      --------     ----------      --------      --------      -----------
Premises and equipment, net (Note 5)             112,005            --        112,005        12,964         3,329          128,298
Accrued interest receivable                       32,861            --         32,861         2,320            --           35,181
Intangible assets (Notes 4 and 5)                 96,835            --         96,835         1,282        97,492          195,609
Other assets (Note 1)                            207,304         4,400        211,704        18,211            --          229,915
                                              ----------      --------     ----------      --------      --------      -----------
                                                                                                          207,304          207,304
                                              $6,057,998      $100,000     $6,157,998      $524,905      $ 68,852      $ 6,751,755
                                              ==========      ========     ==========      ========      ========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
     Liabilities
     Deposits
     Noninterest bearing                      $  527,629      $     --     $  527,629      $ 88,993      $     --      $   616,622
     Interest bearing (Note 5)                 3,113,875            --      3,113,875       328,559         1,094        3,443,528
                                              ----------      --------     ----------      --------      --------      -----------
          Total deposits                       3,641,504            --      3,641,504       417,552         1,094        4,060,150
                                              ----------      --------     ----------      --------      --------      -----------
     Borrowed funds                            1,809,332            --      1,809,332        63,620            --        1,872,952
     Subordinated notes                           37,344            --         37,344            --            --           37,344
     Trust preferred debt                         31,000            --         31,000            --            --           31,000
     Accrued interest payable                     25,125            --         25,125           514            --           25,639
     Other liabilities (Note 5)                   41,666            --         41,666         2,168        14,252           58,086
                                              ----------      --------     ----------      --------      --------      -----------
           Total liabilities                   5,585,971            --      5,585,971       483,854        15,346        6,085,171
                                              ----------      --------     ----------      --------      --------      -----------
Minority interest in consolidated
        Subsidiary (Note 1)                       37,023       100,000        137,023            --            --          137,023
                                              ----------      --------     ----------      --------      --------      -----------
Shareholders' equity
     Preferred stock                                  --            --             --            --            --               --
     Common stock (Notes 3 and 5)                 40,262            --         40,262         7,942        (4,028)          44,176
     Surplus (Note 5)                            289,331            --        289,331        30,607        62,311          382,249
     Retained earnings (Note 5)                  122,578            --        122,578         3,032        (5,307)         120,303
     Guarantee of employee stock
        ownership plan debt and
        nonvested restricted stock ..             (1,752)           --         (1,752)           --            --           (1,752)
     Accumulated other comprehensive
        income (loss), net of tax
        (Note 5)                                 (15,415)           --        (15,415)         (530)          530          (15,415)
                                              ----------      --------     ----------      --------      --------      -----------
           Total shareholders' equity            435,004            --        435,004        41,051        53,506          529,561
                                              ----------      --------     ----------      --------      --------      -----------
                                              $6,057,998      $100,000     $6,157,998      $524,905      $ 68,852      $ 6,751,755
                                              ==========      ========     ==========      ========      ========      ===========

      See notes to the unaudited pro forma combined financial information.

            THE SOUTH FINANCIAL GROUP, INC. AND GULF WEST BANKS, INC.
           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                    (Dollars in thousands, except share data)

         The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of TSFG and Gulf West assuming the companies had been combined as of January 1, 2002, on a purchase accounting basis.

                                                                         THREE MONTHS ENDED MARCH 31, 2002
                                                         ------------------------------------------------------------------
                                                                                              PRO FORMA          PRO FORMA
                                                             TSFG           GULF WEST        ADJUSTMENTS         COMBINED
                                                         -----------        ----------       -----------        -----------
INTEREST INCOME
Interest and fees on loans (Note 6)                      $    64,880        $    6,147       $       (91)       $    70,936
Interest and dividends on securities:
     Taxable (Note 6)                                         21,567             1,632                (3)            23,196
     Exempt from Federal income taxes                          1,091                81                --              1,172
                                                         -----------        ----------       -----------        -----------
        Total interest and dividends on
                 Securities                                   22,658             1,713                (3)            24,368
     Interest on short-term investments                          469               101                --                570
                                                         -----------        ----------       -----------        -----------
         Total interest income                                88,007             7,961               (94)            95,874
                                                         -----------        ----------       -----------        -----------
INTEREST EXPENSE
Interest on deposits (Note 6)                                 21,576             1,931              (274)            23,233
Interest on borrowed funds                                    13,025               529                --             13,554
                                                         -----------        ----------       -----------        -----------
        Total interest expense                                34,601             2,460              (274)            36,787
                                                         -----------        ----------       -----------        -----------
         NET INTEREST INCOME                                  53,406             5,501               180             59,087
PROVISION FOR LOAN LOSSES                                      6,238               188                --              6,426
                                                         -----------        ----------       -----------        -----------
Net interest income after provision for loan
   losses                                                     47,168             5,313               180             52,661
NONINTEREST INCOME                                            11,760             1,093                --             12,853
NONINTEREST EXPENSE (Note 6)                                  37,524             3,936               773             42,233
                                                         -----------        ----------       -----------        -----------
Income before income taxes, minority interest,
   extraordinary item, and cumulative effect
   of change in accounting principle                          21,404             2,470              (593)            23,281
Income taxes                                                   6,850               842              (208)             7,484
                                                         -----------        ----------       -----------        -----------
Income before minority interest, extraordinary
   item, and cumulative effect of change in
   accounting principle                                       14,554             1,628              (385)            15,797
Minority interest in consolidated subsidiary,
   net of tax                                                   (428)               --                --               (428)
                                                         -----------        ----------       -----------        -----------
Income before extraordinary item and
   cumulative effect of change in accounting
   principle                                             $    14,126        $    1,628       $      (385)       $    15,369
                                                         ===========        ==========       ===========        ===========

AVERAGE COMMON SHARES OUTSTANDING,
   BASIC (Note 7)                                         41,180,460         7,927,718        (4,040,729)        45,067,449
AVERAGE COMMON SHARES OUTSTANDING,
   DILUTED (Note 7)                                       42,059,462         8,201,338        (4,131,325)        46,129,475

PER COMMON SHARE:
   Income before extraordinary item and
    cumulative effect of change in accounting
    principle, basic                                     $      0.34        $     0.21       $        --        $      0.34
                                                         ===========        ==========       ===========        ===========
   Income before extraordinary item and
    cumulative effect of change in accounting
    principle, diluted                                   $      0.34        $     0.20       $        --        $      0.33
                                                         ===========        ==========       ===========        ===========

      See notes to the unaudited pro forma combined financial information.

            THE SOUTH FINANCIAL GROUP, INC. AND GULF WEST BANKS, INC.
           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                    (Dollars in thousands, except share data)

         The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of TSFG and Gulf West assuming the companies had been combined as of January 1, 2001, on a purchase accounting basis.

                                                                         THREE MONTHS ENDED MARCH 31, 2002
                                                         ------------------------------------------------------------------
                                                                                              PRO FORMA          PRO FORMA
                                                             TSFG           GULF WEST        ADJUSTMENTS         COMBINED
                                                         -----------        ----------       -----------        -----------
INTEREST INCOME
Interest and fees on loans (Note 6)                      $   311,759        $   27,101       $      (366)       $   338,494
Interest and dividends on securities:
     Taxable (Note 6)                                         65,381             5,577               (10)            70,948
     Exempt from Federal income taxes                          4,025               264                --              4,289
                                                         -----------        ----------       -----------        -----------
        Total interest and dividends on
securities                                                    69,406             5,841               (10)            75,237
     Interest on short-term investments                        1,383               616                --              1,999
                                                         -----------        ----------       -----------        -----------
         Total interest income                               382,548            33,558              (376)           415,730
                                                         -----------        ----------       -----------        -----------
INTEREST EXPENSE
Interest on deposits (Note 6)                                144,858            11,934            (1,094)           155,698
Interest on borrowed funds                                    52,466             2,115                --             54,581
                                                         -----------        ----------       -----------        -----------
        Total interest expense                               197,324            14,049            (1,094)           210,279
                                                         -----------        ----------       -----------        -----------
        NET INTEREST INCOME                                  185,224            19,509               718            205,451
PROVISION FOR LOAN LOSSES                                     22,045               761                --             22,806
                                                         -----------        ----------       -----------        -----------
Net interest income after provision for loan
   losses                                                    163,179            18,748               718            182,645
NONINTEREST INCOME                                            53,827             3,981                --             57,808
NONINTEREST EXPENSE (Note 6)                                 148,504            15,019             3,091            166,614
                                                         -----------        ----------       -----------        -----------
Income before income taxes, minority interest,
   extraordinary item, and cumulative effect of
   change in accounting principle                             68,502             7,710            (2,373)            73,839
Income taxes                                                  23,571             2,669              (831)            25,409
                                                         -----------        ----------       -----------        -----------
Income before minority interest, extraordinary
   item, and cumulative effect of change in
   accounting principle                                       44,931             5,041            (1,542)            48,430
Minority interest in consolidated subsidiary,
   net of tax                                                 (1,364)               --                --             (1,364)
                                                         -----------        ----------       -----------        -----------
Income before extraordinary item and cumulative
   effect of change in accounting principle              $    43,567        $    5,041       $    (1,542)       $    47,066
                                                         ===========        ==========       ===========        ===========

AVERAGE COMMON SHARES OUTSTANDING, BASIC (Note 7)         42,098,395         7,845,911        (3,999,032)        45,945,274

AVERAGE COMMON SHARES OUTSTANDING, DILUTED
    (Note 7)                                              42,823,513         7,982,042        (4,044,105)        46,761,450

PER COMMON SHARE:
   Income before extraordinary item and
    cumulative effect of change in accounting
    principle, basic                                     $      1.04        $     0.64       $        --        $      1.02
                                                         ===========        ==========       ===========        ===========
   Income before extraordinary item and
    cumulative effect of change in accounting
    principle, diluted                                   $      1.02        $     0.63       $        --        $      1.01
                                                         ===========        ==========       ===========        ===========

      See notes to the unaudited pro forma combined financial information.

      THE SOUTH FINANCIAL GROUP AND SUBSIDIARIES AND GULF WEST BANKS, INC. NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1) The TSFG Adjustments reflect the TSFG's pending offering of preferred shares of an indirect subsidiary of TSFG. These shares, which have a total stated value of $100 million, are being offered privately by Carolina First Bank to "qualified institutional buyers" and "accredited investors" (as those terms are defined in federal securities laws). This offering commenced in May 2002. Minority interest in consolidated subsidiary includes this $100 million being offered. The cash proceeds are shown, net of $4.4 million of estimated issuance costs. The TSFG Adjustments assume the sale of the entire $100 million of securities being offered. However, no assurance can be given as to whether any or all of these securities will, in fact, be sold.

(2) The acquisition will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Gulf West will be recorded at their respective fair values on the date the merger is completed.

         The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Gulf West at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Gulf West, such as long-term debt, will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Gulf West's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Gulf West will change the amount of the purchase price allocable to goodwill. Additionally, changes to Gulf West's shareholders' equity including net income and changes in the market value of TSFG's common stock after March 31, 2002, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

(3) The pro forma financial information for the merger is included only as of and for the three months ended March 31, 2002, and for the year ended December 31, 2001. The pro forma adjustments in the pro forma financial statements reflect the issuance of 3,914,363 shares of TSFG common stock and payment of $32,400,178 in cash in exchange for all the outstanding shares of Gulf West common stock. The agreement provides for the issuance of 4,465,141 shares of TSFG common stock. The difference between the 4,465,141 shares issuable and the 3,914,363 shares assumed to be issued for Gulf West common stock are issuable in connection with Gulf West's stock option plan. The fair value of the shares issuable under the Gulf West stock option plan is reflected in the purchase price calculation. In addition, approximately 14,716 shares are assumed to be issued for Gulf West's employee stock purchase plan, and the associated fair value is reflected in the purchase price calculation. The unaudited pro forma information presented in the pro forma financial statements is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

         The pro forma financial information reflects the payment of $32,400,178, the addition of 3,914,363 shares of TSFG common stock with an aggregate par value of $3.9 million, an increase in surplus of $85.1 million for the excess of the fair value of the shares over the par value, an increase in surplus of $7.6 million for the fair value of outstanding employee stock options, an increase in surplus of $153,000 for the fair value of shares issuable under the employee stock purchase plan, and goodwill and deposit base premium of $85.5 million and $13.3 million, respectively.

         Upon completion of the merger, Gulf West stock options will be exchanged for fully-vested stock options of the combined company with the number of options and option price adjusted for the exchange ratio, which will be calculated as of the third day immediately prior to the effective time of the merger. Employee stock options issued by the combined company in exchange for stock options held by employees of Gulf West are considered part of the purchase price, and accordingly, the purchase price includes the fair value of employee stock options of $7.6 million.

         The fair value of the combined company options that will be issued in exchange for the Gulf West options was estimated using the Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of employee stock options. The more significant assumptions used in estimating the fair value of the TSFG stock options to be issued in exchange for Gulf West stock options include a risk-free interest rate of 4.31%, a dividend yield of 2.6%, weighted average expected life of 3 years, and volatility of the combined company stock of 38%.

         Additionally, the pro forma balance sheet adjustments include payment of an estimated $1.8 million in investment banking fees; accrual of an estimated $3.5 million in merger-related expenses; a $2.0 million charge-off of fixed assets; an estimated net adjustment of $3.5 million to reflect net assets of Gulf West at their respective fair values; and an estimated $7.7 million to reflect the amounts allocated to liabilities assumed in the purchase business combination. The liabilities assumed in the merger consist principally of acquisition costs related to capitalized equipment and software, professional fees, contract and lease terminations, severance, and other. The merger-related expenses, which are charged to retained earnings, are for estimated costs, such as advertising, personnel training, retention program expenses, and system conversion, for both companies.

         The merger-related adjustments are not included in the pro forma statements of income since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

(4) The computation of the purchase price, the allocation of the purchase price to net assets of Gulf West based on fair values estimated at March 31, 2002, and the resulting amount of goodwill are presented below (in thousands). The exchange ratio, percent of Gulf West shares settled in stock, and per share value of TSFG common stock reflect the calculations in the merger agreement using the closing price of TSFG common stock on May 28, 2002 of $22.75, total TSFG stock consideration of 4,465,141 shares, and total cash consideration of $32,400,178. The estimated core deposit intangible is based upon non-public deposits totaling approximately $359.4 million at a premium of 3.7%.

ESTIMATED PURCHASE PRICE
Consideration for Gulf West common shares outstanding
      Gulf West common shares outstanding (in thousands)                                             7,984
      Exchange ratio                                                                                0.6689
      Percent of Gulf West shares settled in stock                                                   73.30%
                                                                                                  --------
      TSFG common shares issued (in thousands)                                                       3,914
      Calculated per share value of TSFG common stock                                             $  22.75        $ 89,052
                                                                                                  --------
      Cash payment                                                                                                  32,400
Fair value of outstanding employee stock options                                                                     7,627
Fair value of shares issuable under employee stock purchase plan                                                       153
                                                                                                                  --------
   Total purchase price                                                                                            129,232
ESTIMATED NET ASSETS ACQUIRED
Gulf West shareholders' equity                                                                   $  41,051
Gulf West goodwill and other intangible assets                                                      (1,282)         39,769
                                                                                                  --------        --------
   Excess purchase price over carrying value of net assets acquired                                                 89,463
Fair value adjustments:
   Investment securities                                                        $     (62)
   Loan portfolio                                                                  (2,194)
   Premises and equipment                                                          (2,329)
   Fixed maturity deposits                                                          1,094           (3,491)
                                                                                ---------
Acquisition costs:
   Investment banking and professional fees                                         4,000
   Contract and lease terminations                                                  1,000
   Premises and equipment                                                           2,000
   Severance                                                                        1,000
   Other                                                                              500            8,500           5,009
                                                                                ---------         --------
Gross amounts subject to deferred income tax:
   Core deposit intangibles                                                        13,299
   Fair value adjustments                                                           3,491
   Acquisition related costs                                                       (4,500)          12,290
                                                                                ---------
   Income tax rate                                                                                    0.35           4,302
                                                                                                  --------
ESTIMATED CORE DEPOSIT INTANGIBLE                                                                                  (13,299)
                                                                                                                  --------
ESTIMATED GOODWILL                                                                                                $ 85,475
                                                                                                                  ========

(5) The pro forma adjustments related to the pro forma combined condensed balance sheet at March 31, 2002, are presented below (in thousands).

                                                                                                   Adjustments
                                                                                               Increase (decrease)
                                                                                          -----------------------------
ASSETS

Cash and due from banks
   Cash consideration for Gulf West common shares                                         $  (32,400)
   Investment banking fees                                                                    (1,825)       $  (34,225)
                                                                                          ----------
Available for sale securities, fair value adjustment                                                                62
Loans held for investment, fair value adjustment                                                                 2,194
Premises and equipment, net
   Fair value adjustment                                                                       2,329
   Capitalized equipment and software                                                          3,000
   Fixed asset charge-offs                                                                    (2,000)            3,329
                                                                                          ----------
Intangible assets
   Purchased goodwill                                                                         85,475
   Elimination of Gulf West goodwill and other intangible assets                              (1,282)
   Core deposit intangibles                                                                   13,299            97,492
                                                                                          ----------        ----------
                                                                                                            $   68,852
                                                                                                            ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
   Interest-bearing deposits
      Fixed maturity deposits, fair value adjustment                                                        $    1,094
   Other liabilities
      Accrual for capitalized equipment and software                                      $    3,000
      Accrual for professional fees                                                            2,175
      Accrual for lease and contract terminations                                              1,000
      Accrual for severance                                                                    1,000
      Accrual for other                                                                          500
      Accrual for merger-related expenses (advertising, personnel training, and
         retention program expenses, and system conversion)                                    3,500
      Current income tax benefit on acquisition-related expenses at 35%                       (1,225)
      Deferred income taxes                                                                    4,302            14,252
                                                                                          ----------        ----------
         Total liabilities                                                                                      15,346
                                                                                                            ----------
Shareholders' equity
   Common stock
      Par value of TSFG stock issued (3,914,363 shares at $1 par value)                        3,914
      Elimination of Gulf West common stock                                                   (7,942)           (4,028)
                                                                                          ----------
   Surplus
      Value of shares of TSFG common stock issued in excess of par                            85,138
      Fair value of outstanding employee stock options                                         7,627
      Fair value of shares issuable under employee stock purchase plan                           153
      Elimination of Gulf West surplus                                                       (30,607)           62,311
   Retained earnings
      Acquisition-related expenses, net of current income tax benefit                         (2,275)
      Elimination of Gulf West retained earnings                                              (3,032)           (5,307)
                                                                                          ----------
   Accumulated other comprehensive loss, net of tax
      Elimination of Gulf West accumulated other comprehensive loss, net of tax                                    530
                                                                                                            ----------
         Total shareholders' equity                                                                             53,506
                                                                                                            ----------
                                                                                                            $   68,852
                                                                                                            ==========

(6) The pro forma adjustments related to the pro forma combined condensed statements of income for the three months ended March 31, 2002, and for the year ended December 31, 2001, are presented below (in thousands).

                                                                                       Three Months      Year Ended
                                                                                          Ended         December 31,
                                                                                      March 31, 2002        2001
                                                                                      --------------    ------------
INTEREST INCOME
Amortization of the securities and loan fair value adjustment over a
   period of six years using the straight-line method                                     $   (94)       $    (376)
INTEREST EXPENSE
Amortization of the fixed maturity deposits fair value adjustment
   over a period of one year using the straight-line method                                  (274)          (1,094)
                                                                                          -------        ---------
        Total net interest income adjustment                                                  180              718
                                                                                          -------        ---------
NONINTEREST EXPENSE
Amortization of the core deposit intangible over a period of ten
    years using the sum-of-the-years' digits method                                           605            2,418
Depreciation expense from capitalized equipment and software related to the acquisition over a period of five years using the
    straight-line method                                                                      150              600
Depreciation expense from mark-up of Gulf West's premises and equipment to estimated fair value over a 12 to 40-year period
   using the straight-line method                                                              18               73
                                                                                          -------        ---------
        Total noninterest expense adjustment                                                  773            3,091
                                                                                          -------        ---------
Decrease in income before income taxes, extraordinary item and
   cumulative effect of change in accounting principle                                       (593)          (2,373)
Income taxes at 35%                                                                           208              831
                                                                                          -------        ---------
Decrease in income before extraordinary item and cumulative effect
   of change in accounting principle                                                      $  (385)       $  (1,542)
                                                                                          =======        =========

(7) The pro forma computation of basic and diluted average common shares outstanding for the three months ended March 31, 2002, and for the year ended December 31, 2001, is presented below.

                                                                                         Three Months       Year Ended
                                                                                            Ended          December 31,
                                                                                        March 31, 2002         2001
                                                                                        --------------     ------------
Average common shares outstanding, basic:
   TSFG average common shares outstanding, basic                                          41,180,460        42,098,395
   TSFG common shares issued for Gulf West common shares:
        Gulf West average common shares outstanding, basic                                 7,927,718         7,845,911
        Exchange ratio                                                                        0.6689            0.6689
        Percent of Gulf West shares settled in stock                                           73.30%            73.30%
                                                                                          ----------        ----------
        TSFG common shares issued for Gulf West common shares                              3,886,989         3,846,879
                                                                                          ----------        ----------
                                                                                          45,067,449        45,945,274
                                                                                          ==========        ==========
Average common shares outstanding, diluted:
   TSFG average common shares outstanding, diluted                                        42,059,462        42,823,513
   TSFG common shares issued for Gulf West common shares                                   3,886,989         3,846,879
  Gulf West diluted potential common shares:
         Gulf West average common shares outstanding, diluted                              8,201,338         7,982,042
         Gulf West average common shares outstanding, basic                                7,927,718         7,845,911
                                                                                          ----------        ----------
                                                                                             273,620           136,131
          Exchange ratio                                                                      0.6689            0.6689
                                                                                          ----------        ----------
   Diluted potential common shares for Gulf West stock options                               183,024            91,058
                                                                                          ----------        ----------
                                                                                          46,129,475        46,761,450
                                                                                          ==========        ==========

                     INDEX TO GULF WEST FINANCIAL STATEMENTS



MARCH 31, 2002 AND 2001 AND THE THREE-MONTH PERIODS THEN ENDED             PAGE
                                                                           ----
   Report on Review by Independent Certified Public Accountants.............F-1

   Condensed Consolidated Balance Sheets -
     March 31, 2002 (unaudited) and December 31, 2001.......................F-2

   Condensed Consolidated Statements of Earnings -
     Three Months ended March 31, 2002 and 2001 (unaudited).................F-3

   Condensed Consolidated Statement of Stockholders' Equity -
     Three Months Ended March 31, 2002 (unaudited)..........................F-4

   Condensed Consolidated Statements of Cash Flows -
     Three Months ended March 31, 2002 and 2001 (unaudited).................F-5

   Notes to Condensed Consolidated Financial Statements (unaudited).........F-6


DECEMBER 31, 2001 AND 2000 AND THE YEARS ENDED DECEMBER 31, 2001, 2000
AND 1999

   Report of Independent Auditors...........................................F-8

   Consolidated Balance Sheets
     December 31, 2001 and 2000.............................................F-9

   Consolidated Statement of Earnings
     Years ended December 31, 2001, 2000 and 1999..........................F-10

   Consolidated Statement of Stockholders' Equity -
     Years ended December 31, 2001, 2000 and 1999..........................F-11

   Consolidated Statement of Cash Flows
     Years ended December 31, 2001, 2000 and 1999..........................F-12

   Notes to Consolidated Financial Statements..............................F-13

          REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Gulf West Banks, Inc.
St. Petersburg, Florida:

     We have reviewed the accompanying condensed consolidated balance sheet of Gulf West Banks, Inc. and Subsidiaries (the "Company") as of March 31, 2002, and the related condensed consolidated statements of earnings and cash flows for the three-month periods ended March 31, 2002 and 2001, and the condensed consolidated statement of stockholders' equity for the three-month period ended March 31, 2002. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

     We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended (not presented herein); and in our report dated January 18, 2002 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



/s/ Hacker, Johnson & Smith PA


HACKER, JOHNSON & SMITH PA
Tampa, Florida
April 15, 2002

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  MARCH 31,       DECEMBER 31,
            ASSETS                                                                  2002              2001
                                                                                ------------      ------------
                                                                                 (UNAUDITED)

Cash and due from banks ...................................................     $     12,314            16,860
Federal funds sold and money-market investments ...........................           24,240            13,754
                                                                                ------------      ------------

         Total cash and cash equivalents ..................................           36,554            30,614

Securities available for sale .............................................          129,140           121,726
Loans, net of allowance for loan losses of $3,560 and $3,410 ..............          324,434           330,123
Federal Home Loan Bank stock ..............................................            1,678             1,228
Premises and equipment, net ...............................................           12,964            12,822
Cash surrender value of bank owned life insurance .........................           14,067            13,932
Accrued interest receivable ...............................................            2,320             2,309
Deferred tax asset ........................................................            1,510             1,113
Goodwill, net .............................................................            1,282             1,282
Other assets ..............................................................              956               892
                                                                                ------------      ------------

         Total ............................................................     $    524,905           516,041
                                                                                ============      ============

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Noninterest-bearing demand deposits ....................................           88,993            94,066
   Savings, NOW deposits and money-market deposits ........................          180,494           177,519
   Time deposits ..........................................................          148,065           153,738
                                                                                ------------      ------------

         Total deposits ...................................................          417,552           425,323

   Federal Home Loan Bank advances ........................................           20,000            20,000
   Other borrowings .......................................................           43,620            27,600
   Other liabilities ......................................................            2,682             2,481
                                                                                ------------      ------------

         Total liabilities ................................................          483,854           475,404
                                                                                ------------      ------------

Stockholders' equity:
   Class A preferred stock, $5 par value, authorized
      1,000,000 shares, none issued or outstanding ........................               --                --
   Common stock, $1 par value; 25,000,000 shares
      authorized, 7,941,698 and 7,904,798 issued and outstanding ..........            7,942             7,905
   Additional paid-in capital .............................................           30,607            30,427
   Retained earnings ......................................................            3,032             2,197
   Accumulated other comprehensive income (loss) ..........................             (530)              108
                                                                                ------------      ------------

         Total stockholders' equity .......................................           41,051            40,637
                                                                                ------------      ------------

         Total ............................................................     $    524,905           516,041
                                                                                ============      ============


See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                -----------------------------
                                                                                    2002             2001
                                                                                ------------     ------------
                                                                                        (UNAUDITED)
Interest income:
    Loans .................................................................     $      6,147            6,832
    Interest on securities ................................................            1,713            1,232
    Other interest-earning assets .........................................              101              154
                                                                                ------------     ------------

        Total interest income .............................................            7,961            8,218
                                                                                ------------     ------------

Interest expense:
    Deposits ..............................................................            1,931            3,502
    Borrowings ............................................................              529              470
                                                                                ------------     ------------

        Total interest expense ............................................            2,460            3,972
                                                                                ------------     ------------

        Net interest income ...............................................            5,501            4,246

Provision for loan losses .................................................              188              157
                                                                                ------------     ------------

        Net interest income after provision for loan losses ...............            5,313            4,089
                                                                                ------------     ------------

Noninterest income:
    Service charges on deposit accounts ...................................              457              412
    Income earned on bank owned life insurance ............................              135              137
    Gain on sale of securities ............................................              327              206
    Other .................................................................              174              194
                                                                                ------------     ------------

        Total noninterest income ..........................................            1,093              949
                                                                                ------------     ------------

Noninterest expense:
    Salaries and employee benefits ........................................            2,475            2,131
    Occupancy expense .....................................................              753              740
    Data processing .......................................................               56               55
    Advertising ...........................................................              103              102
    Stationery and supplies ...............................................              100              126
    Other .................................................................              449              617
                                                                                ------------     ------------

        Total noninterest expense .........................................            3,936            3,771
                                                                                ------------     ------------

Earnings before income taxes ..............................................            2,470            1,267

        Income taxes ......................................................              842              408
                                                                                ------------     ------------

Net earnings ..............................................................     $      1,628              859
                                                                                ============     ============

Basic earnings per share ..................................................     $       0.21             0.11
                                                                                ============     ============

Weighted-average number of shares outstanding for basic ...................        7,927,718        7,811,552
                                                                                ============     ============

Diluted earnings per share ................................................     $       0.20             0.11
                                                                                ============     ============

Weighted-average number of shares outstanding for diluted .................        8,201,338        8,015,061
                                                                                ============     ============

Dividends per share .......................................................     $       0.10               --
                                                                                ============     ============


See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                        THREE MONTHS ENDED MARCH 31, 2002
                             (DOLLARS IN THOUSANDS)


                                                                                                      ACCUMULATED
                                                       COMMON STOCK                                      OTHER
                                                  -----------------------    ADDITIONAL              COMPREHENSIVE     TOTAL
                                                   NUMBER OF                  PAID-IN     RETAINED       INCOME     STOCKHOLDERS'
                                                    SHARES       AMOUNT       CAPITAL     EARNINGS       (LOSS)        EQUITY
                                                  ----------   ----------   ----------   ----------    ----------    ----------

Balance at December 31, 2001 ..................    7,904,798   $    7,905       30,427        2,197           108        40,637
                                                                                                                     ----------

Comprehensive income:
     Net earnings (unaudited) .................           --           --           --        1,628            --         1,628

     Net change in unrealized gain on
          securities available for sale,
          net of taxes of $384 (unaudited) ....           --           --           --           --          (638)         (638)
                                                                                                                     ----------

     Comprehensive income (unaudited) .........           --           --           --           --            --           990
                                                                                                                     ----------

Shares issued under stock option
     plan (unaudited) .........................       20,540           21           95           --            --           116
                                                                                                                     ----------

Shares sold to employees (unaudited) ..........       16,360           16           85           --            --           101
                                                                                                                     ----------

Cash dividends paid (unaudited) ...............           --           --           --         (793)           --          (793)
                                                  ----------   ----------   ----------   ----------    ----------    ----------

Balance at March 31, 2002 (unaudited) .........    7,941,698   $    7,942       30,607        3,032          (530)       41,051
                                                  ==========   ==========   ==========   ==========    ==========    ==========


See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                        ------------------------
                                                                                           2002          2001
                                                                                        ----------    ----------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
     Net earnings ...................................................................   $    1,628           859
     Adjustments to reconcile net earnings to net cash provided by operating activities:
         Depreciation ...............................................................          219           317
         Provision for loan losses ..................................................          188           157
         Deferred income tax credit .................................................          (13)         (375)
         Income from mortgage banking activity ......................................          (24)          (18)
         Proceeds from sales of loans held for sale .................................        1,755         1,236
         Originations of loans held for sale ........................................       (1,731)       (1,218)
         Net amortization of fees, premiums and discounts ...........................           24            72
         Gain on sale of securities available for sale ..............................         (327)         (206)
         (Increase) decrease in accrued interest receivable .........................          (11)          171
         Increase in other assets ...................................................         (199)         (511)
         Increase in other liabilities ..............................................          201           493
                                                                                        ----------    ----------

              Net cash provided by operating activities .............................        1,710           977
                                                                                        ----------    ----------

Cash flows from investing activities:
     Purchase of securities available for sale ......................................      (43,721)      (18,824)
     Net proceeds from maturity, call, sales of securities available for sale .......       30,152        10,655
     Principal repayments on securities available for sale ..........................        5,460         3,003
     Net decrease (increase) in loans ...............................................        5,477        (5,321)
     Purchase of Federal Home Loan Bank stock .......................................         (450)           --
     Net purchase of premises and equipment .........................................         (361)         (233)
                                                                                        ----------    ----------

              Net cash used in investing activities .................................       (3,443)      (10,720)
                                                                                        ----------    ----------

Cash flows from financing activities:
     Net decrease in deposits .......................................................       (7,771)       (8,808)
     Net increase in other borrowings ...............................................       16,020        17,990
     Issuance of common stock .......................................................          217           180
     Cash dividends paid ............................................................         (793)           --
                                                                                        ----------    ----------

              Net cash provided by financing activities .............................        7,673         9,362
                                                                                        ----------    ----------

              Net increase (decrease) in cash and cash equivalents ..................        5,940          (381)

Cash and cash equivalents at beginning of period ....................................       30,614        29,563
                                                                                        ----------    ----------

Cash and cash equivalents at end of period ..........................................   $   36,554        29,182
                                                                                        ==========    ==========

Supplemental disclosure of cash flow information:
     Cash paid during the period for:
         Interest ...................................................................   $    2,605         4,015
                                                                                        ==========    ==========

         Income taxes ...............................................................   $      250           110
                                                                                        ==========    ==========

     Noncash transactions:
         Accumulated other comprehensive income (loss), net change in
              unrealized gain (loss) on securities available for sale, net of tax ...   $     (638)          527
                                                                                        ==========    ==========


See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1. GENERAL. In the opinion of the management of Gulf West Banks, Inc. (the "Company "or "Gulf West"), the accompanying condensed consolidated financial statements contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at March 31, 2002 and the results of operations and cash flows for the three-month periods ended March 31, 2002 and 2001. The results of operations and other data for the three-month period ended March 31, 2002 are not necessarily indicative of results that may be expected for the year ending December 31, 2002.

2. LOAN IMPAIRMENT AND LOSSES. The average net investment in collateral dependent impaired loans and interest income recognized and received on these loans is as follows:

                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31,
                                                                              ---------------------------
                                                                                  2002           2001
                                                                              ------------   ------------
                                                                                     (IN THOUSANDS)

Gross loans with no related allowance, at end of period ...................   $      5,959          2,525
                                                                              ============   ============

Average net investment in impaired loans ..................................   $      5,959          2,530
                                                                              ============   ============

Interest income recognized on impaired loans ..............................   $         50             63
                                                                              ============   ============

Interest income received on impaired loans ................................   $         34             63
                                                                              ============   ============

     The activity in the allowance for loan losses is as follows:

                                                                                  THREE MONTHS ENDED
                                                                                        MARCH 31,
                                                                              ----------------------------
                                                                                  2002            2001
                                                                              ------------    ------------
                                                                                     (IN THOUSANDS)

Balance at beginning of period ............................................   $      3,410           3,195
Provision for loan losses .................................................            188             157
Net charge-offs ...........................................................            (38)            (99)
                                                                              ------------    ------------

Balance at end of period ..................................................   $      3,560           3,253
                                                                              ============    ============

                                                                                               (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

3. EARNINGS PER SHARE ("EPS"). The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. All per share amounts reflect the five percent stock dividend declared on September 20, 2001. (Dollars are in thousands, except per share amounts.)

                                                                                                      THREE MONTHS ENDED MARCH 31,
                                           ---------------------------------------------------------------------------------------
                                                                                 2002                                         2001
                                           ------------------------------------------   ------------------------------------------
                                                            WEIGHTED-        PER                        WEIGHTED-         PER
                                                             AVERAGE        SHARE                        AVERAGE         SHARE
                                             EARNINGS        SHARES         AMOUNT        EARNINGS        SHARES         AMOUNT
                                           ------------   ------------   ------------   ------------   ------------   ------------
Basic EPS:
    Net earnings available to
     common stockholders ...............   $      1,628      7,927,718   $        .21   $        859      7,811,552   $        .11
                                                                         ============                                 ============

Effect of dilutive securities-
    Incremental shares from assumed
     exercise of options ...............             --        273,620                            --        203,509
                                           ------------   ------------                  ------------   ------------

Diluted EPS:
    Net earnings available to
     common stockholders
     and assumed conversions ...........   $      1,628      8,201,338   $        .20   $        859      8,015,061   $        .11
                                           ============   ============   ============   ============   ============   ============

Shares not included in the computations of diluted earnings per share because the option exercise price was not less than the average market price are as follows:

                                                 NUMBER OF        PRICE          YEAR           YEAR
                                                   SHARES         RANGE         ISSUED         EXPIRES
                                                ------------   ------------   ------------   ------------
For the three months ended:
     March 31, 2002 .........................             --   $         --            --             --
     March 31, 2001 .........................         13,572   $ 8.05-10.20     1998-1999      2008-2009

4. MERGER. On March 21, 2002, the Company entered into an Agreement and Plan of Merger (the "Agreement") with The South Financial Group, Inc., a South Carolina corporation ("TSFG"). Pursuant to the Agreement, Gulf West will merge with and into TSFG (the "Merger"). In the Merger, TSFG will issue approximately 4,465,142 shares of common stock, par value $1.00 per share, of TSFG and pay approximately $32,400,178 in cash.

         Consummation of the Merger is expected to occur in the third quarter of 2002. However, the consummation of the Merger is subject to approval by the shareholders of the Company, receipt of required bank regulatory approvals, effectiveness of a registration statement registering the shares of TSFG Common Stock to be issued in the Merger and other customary closing conditions, and there can be no assurances regarding when or if the Merger will be consummated.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Gulf West Banks, Inc.
St. Petersburg, Florida:


         We have audited the accompanying consolidated balance sheets of Gulf West Banks, Inc. and Subsidiaries ("Gulf West") at December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of Gulf West's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gulf West at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Hacker, Johnson & Smith PA


HACKER, JOHNSON & SMITH PA
Tampa, Florida
January 18, 2002

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                      DECEMBER 31,
                                                                              ---------------------------
                                                                                  2001           2000
                                                                              ------------   ------------
                  ASSETS

Cash and due from banks ...................................................   $     16,860         11,389
Federal funds sold and money-market investments ...........................         13,754         18,174
                                                                              ------------   ------------

         Total cash and cash equivalents ..................................         30,614         29,563

Securities available for sale .............................................        121,726         74,962
Loans, net of allowance for loan losses of $3,410 and $3,195 ..............        330,123        316,964
Federal Home Loan Bank stock ..............................................          1,228          1,228
Premises and equipment, net ...............................................         12,822         12,920
Cash surrender value of bank owned life insurance .........................         13,932         13,388
Accrued interest receivable ...............................................          2,309          2,419
Deferred tax asset ........................................................          1,113          1,130
Goodwill, net .............................................................          1,282          1,362
Other assets ..............................................................            892          1,000
                                                                              ------------   ------------

         Total ............................................................   $    516,041        454,936
                                                                              ============   ============

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Noninterest-bearing demand deposits ....................................         94,066         74,546
   Savings, NOW deposits and money-market deposits ........................        177,519        148,634
   Time deposits ..........................................................        153,738        168,874
                                                                              ------------   ------------

         Total deposits ...................................................        425,323        392,054

   Federal Home Loan Bank advances ........................................         20,000         10,000
   Other borrowings .......................................................         27,600         14,984
   Other liabilities ......................................................          2,481          2,345
                                                                              ------------   ------------

         Total liabilities ................................................        475,404        419,383
                                                                              ------------   ------------

Commitments and contingencies (Notes 4, 10 and 15)

Stockholders' equity:
   Class A preferred stock, $5 par value, authorized
      1,000,000 shares, none issued or outstanding ........................             --             --
   Common stock, $1 par value; 25,000,000 shares
      authorized, 7,904,798 and 7,422,140 issued and outstanding ..........          7,905          7,422
   Additional paid-in capital .............................................         30,427         27,070
   Retained earnings ......................................................          2,197          1,194
   Accumulated other comprehensive income (loss) ..........................            108           (133)
                                                                              ------------   ------------

         Total stockholders' equity .......................................         40,637         35,553
                                                                              ------------   ------------

         Total ............................................................   $    516,041        454,936
                                                                              ============   ============


See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EARNINGS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------------
                                                                        2001           2000           1999
                                                                    ------------   ------------   ------------
Interest income:
     Loans ......................................................   $     27,101         25,525         21,813
     Securities available for sale ..............................          5,841          4,978          4,522
     Other interest-earning assets ..............................            616            842            519
                                                                    ------------   ------------   ------------

          Total interest income .................................         33,558         31,345         26,854
                                                                    ------------   ------------   ------------

Interest expense:
     Deposits ...................................................         11,934         13,552         11,441
     Other borrowings ...........................................          2,115          1,660          1,014
                                                                    ------------   ------------   ------------

          Total interest expense ................................         14,049         15,212         12,455
                                                                    ------------   ------------   ------------

Net interest income .............................................         19,509         16,133         14,399

          Provision for loan losses .............................            761            537            670
                                                                    ------------   ------------   ------------

Net interest income after provision for loan losses .............         18,748         15,596         13,729
                                                                    ------------   ------------   ------------

Noninterest income:
     Service fees on deposit accounts ...........................          1,858          1,496          1,420
     Other fees .................................................            576            573            444
     Gain from sale of securities available for sale ............            542            200             60
     Income from mortgage banking activity ......................            236             66             31
     Leasing fees and commissions ...............................             --            448            869
     Income from bank owned life insurance ......................            544            532            601
     Other income ...............................................            225            219             53
                                                                    ------------   ------------   ------------

          Total noninterest income ..............................          3,981          3,534          3,478
                                                                    ------------   ------------   ------------

Noninterest expenses:
     Salaries and employee benefits .............................          9,026          8,217          7,154
     Occupancy expense ..........................................          3,024          2,653          2,426
     Data processing ............................................            209            332            701
     Federal deposit insurance premium ..........................             72             73            141
     Advertising ................................................            408            352            337
     Stationery, printing and supplies ..........................            475            426            416
     Telephone and postage ......................................            327            321            303
     Other expense ..............................................          1,478          1,437          1,295
                                                                    ------------   ------------   ------------

          Total noninterest expenses ............................         15,019         13,811         12,773
                                                                    ------------   ------------   ------------

Earnings before income taxes ....................................          7,710          5,319          4,434

          Income taxes ..........................................          2,669          1,794          1,364
                                                                    ------------   ------------   ------------

Net earnings ....................................................   $      5,041          3,525          3,070
                                                                    ============   ============   ============

Earnings per share:
     Basic ......................................................   $        .64            .45            .40
                                                                    ============   ============   ============

     Diluted ....................................................   $        .63            .44            .39
                                                                    ============   ============   ============


See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                ($ IN THOUSANDS)

                                                                                                ACCUMULATED
                                                                                                   OTHER
                                                                      ADDITIONAL               COMPREHENSIVE      TOTAL
                                                 COMMON STOCK           PAID-IN     RETAINED       INCOME     STOCKHOLDERS'
                                              SHARES       AMOUNT       CAPITAL     EARNINGS       (LOSS)        EQUITY
                                            ----------   ----------   ----------   ----------    ----------    ----------
Balance at December 31, 1998 ............    6,643,717   $    6,644       21,397          537           386        28,964
                                                                                                               ----------
Comprehensive income:
   Net earnings for 1999 ................           --           --           --        3,070            --         3,070
   Net change in unrealized gains
     (losses) on available-for-sale
     securities, net of taxes ...........           --           --           --           --        (1,848)       (1,848)
                                                                                                               ----------
   Comprehensive income .................           --           --           --           --            --         1,222
                                                                                                               ----------
Shares issued under employee stock
purchase plan ...........................       10,830           11           39           --            --            50
Other ...................................           --           --            3           --            --             3
                                                                                                               ----------
Shares issued under stock option plan ...       18,613           18           79           --            --            97
                                                                                                               ----------
Cash for fractional shares ..............           --           --           --           (2)           --            (2)
                                                                                                               ----------
Stock dividends .........................      333,435          334        2,688       (3,022)           --            --
                                            ----------   ----------   ----------   ----------    ----------    ----------
Balance at December 31, 1999 ............    7,006,595        7,007       24,206          583        (1,462)       30,334
                                                                                                               ----------
Comprehensive income:
   Net earnings for 2000 ................           --           --           --        3,525            --         3,525
   Net change in unrealized gains
     (losses) on available-for-sale
     securities, net of taxes ...........           --           --           --           --         1,329         1,329
                                                                                                               ----------
   Comprehensive income .................           --           --           --           --            --         4,854
                                                                                                               ----------
Shares issued under employee stock
purchase plan ...........................       21,345           21          134           --            --           155
                                                                                                               ----------
Shares issued under stock option plan ...       40,973           41          169           --            --           210
                                                                                                               ----------
Stock dividends .........................      353,227          353        2,561       (2,914)           --            --
                                            ----------   ----------   ----------   ----------    ----------    ----------
Balance at December 31, 2000 ............    7,422,140        7,422       27,070        1,194          (133)       35,553
                                                                                                               ----------
Comprehensive income:
   Net earnings for 2001 ................           --           --           --        5,041            --         5,041
   Net change in unrealized gains
     (losses) on available-for-sale
     securities, net of taxes ...........           --           --           --           --           241           241
                                                                                                               ----------
   Comprehensive income .................           --           --           --           --            --         5,282
                                                                                                               ----------
Shares issued under employee stock
purchase plan ...........................       17,977           18           98           --            --           116
                                                                                                               ----------
Shares issued under stock option plan ...       91,386           91          341           --            --           432
                                                                                                               ----------
Cash dividends paid .....................           --           --           --         (746)           --          (746)
                                                                                                               ----------
Stock dividends .........................      373,295          374        2,918       (3,292)           --            --
                                            ----------   ----------   ----------   ----------    ----------    ----------
Balance at December 31, 2001 ............    7,904,798   $    7,905       30,427        2,197           108        40,637
                                            ==========   ==========   ==========   ==========    ==========    ==========


See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                 2001          2000          1999
                                                                              ----------    ----------    ----------
Cash flows from operating activities:
     Net earnings .........................................................   $    5,041         3,525         3,070
     Adjustments to reconcile net earnings to net cash provided by operating activities:
         Depreciation .....................................................        1,277         1,151         1,056
         Provision for loan losses ........................................          761           537           670
         Deferred income tax credit .......................................         (128)         (289)         (412)
         Income from mortgage banking activity ............................         (236)          (66)          (31)
         Increase in other liabilities ....................................          136            61           884
         Decrease (increase) in accrued interest receivable ...............          110          (350)         (423)
         Decrease (increase) in other assets ..............................          108           (95)         (441)
         Net amortization of fees, premiums and discounts .................          363           354           330
         Write-down on foreclosed real estate .............................           --            --            18
         Gain on sale of securities available for sale ....................         (542)         (200)          (60)
         Proceeds from sale of loans held for sale ........................       13,536         5,434         1,729
         Originations of loans held for sale ..............................      (13,300)       (5,368)       (1,700)
         Amortization of goodwill .........................................           80           185            96
                                                                              ----------    ----------    ----------

             Net cash flow provided by operating activities ...............        7,206         4,879         4,786
                                                                              ----------    ----------    ----------

Cash flows from investing activities:
     Net increase in loans ................................................      (14,143)      (34,197)      (93,395)
     Purchase of securities available for sale ............................      (96,242)      (23,035)      (24,640)
     Proceeds from sale and maturity of securities available for sale .....       28,224        19,365        17,486
     Principal repayments on securities available for sale ................       22,042         8,725        13,138
     Proceeds from sale of foreclosed real estate, net ....................           --            87            67
     Purchase of Federal Home Loan Bank stock .............................           --        (1,228)           --
     Net purchase of premises and equipment ...............................       (1,179)       (2,168)       (2,981)
     Increase  in bank owned life insurance ...............................         (544)         (531)         (235)
                                                                              ----------    ----------    ----------

             Net cash used in investing activities ........................      (61,842)      (32,982)      (90,560)
                                                                              ----------    ----------    ----------

Cash flows from financing activities:
     Net increase in deposits .............................................       33,269        35,487        70,195
     Advances from the Federal Home Loan Bank .............................       10,000        10,000            --
     Net increase (decrease) of other borrowings ..........................       12,616       (12,433)       11,979
     Issuance of common stock and other ...................................          548           365           150
     Cash dividend paid ...................................................         (746)           --            (2)
                                                                              ----------    ----------    ----------

             Net cash provided by financing activities ....................       55,687        33,419        82,322
                                                                              ----------    ----------    ----------

             Net increase (decrease) in cash and cash equivalents .........        1,051         5,316        (3,452)

Cash and cash equivalents at beginning of year ............................       29,563        24,247        27,699
                                                                              ----------    ----------    ----------

Cash and cash equivalents at end of year ..................................   $   30,614        29,563        24,247
                                                                              ==========    ==========    ==========

Supplemental disclosure of cash flow information:
     Cash paid during the year for:
         Interest .........................................................   $   14,181        15,062        13,368
                                                                              ==========    ==========    ==========

         Income taxes .....................................................   $    2,518         2,079         1,587
                                                                              ==========    ==========    ==========

     Noncash transactions:
         Reclassification of loans to foreclosed real estate ..............   $       --           376           175
                                                                              ==========    ==========    ==========

         Reclassification of foreclosed real estate to loans ..............   $       --           642            66
                                                                              ==========    ==========    ==========

         Loans converted into available-for-sale securities ...............   $       --            --        18,032
                                                                              ==========    ==========    ==========

         Net change in unrealized gain (loss) on available for sale
             securities, net of taxes .....................................   $      241         1,329        (1,848)
                                                                              ==========    ==========    ==========


See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE YEARS
                IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2001


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         GENERAL. Gulf West Banks, Inc. (the "Holding Company") is a financial holding company which owns 100% of the outstanding stock of Mercantile Bank ("Mercantile") and Mercantile Bank Leasing, Inc. ("MBL"). Collectively the entities are referred to as "Gulf West." Mercantile is a State (Florida) chartered commercial bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. Mercantile, through fifteen banking offices, provides a variety of banking services to individuals and businesses located primarily in Pinellas, Hillsborough and Pasco Counties, Florida. MBL has been an equipment leasing company that arranged financing for a variety of equipment for all types of businesses. MBL's operations were discontinued on November 15, 2000. The Holding Company's primary business activities are the operations of Mercantile. Gulf West operates in only one reportable industry segment: banking.

         BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of Gulf West conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry.

         ESTIMATES. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loans losses.

         CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash balances, due from banks, federal funds sold, securities purchased under agreements to resell and money-market investments, all of which mature within ninety days.

         SECURITIES. Gulf West may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which Gulf West has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity or the call date, as applicable.

         LOANS HELD FOR SALE. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.

         LOANS. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

         Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         LOANS, CONTINUED. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest earnings. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

         ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

         The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

         A loan is considered impaired when, based on current information and events, it is probable that Gulf West will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

         Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Gulf West does not separately identify individual consumer and residential loans for impairment disclosures.

         FORECLOSED ASSETS. Foreclosed assets acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in the statements of earnings.

         PREMISES AND EQUIPMENT. Land is stated at cost. Buildings and leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of the related asset or remaining term of the lease, whichever is shorter.

         TRANSFER OF FINANCIAL ASSETS. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Gulf West, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Gulf West does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

         ADVERTISING. Gulf West expenses all media advertising as incurred.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         INCOME TAXES. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

         STOCK COMPENSATION PLANS. Statement of Financial Accounting Standards
         (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under Gulf West's stock option plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. Gulf West has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net earnings and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

         EARNINGS PER SHARE. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. The Board of Directors declared 5% stock dividends on September 20, 2001, September 21, 2000 and on October 21, 1999. All per share amounts have been presented to reflect these stock dividends.

         OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. In the ordinary course of business, Gulf West has entered into off-balance-sheet financial instruments consisting of unfunded loan commitments, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

         FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by Gulf West in estimating fair values of financial instruments disclosed herein:

         CASH AND CASH EQUIVALENTS. The carrying amounts of cash and cash equivalents approximate their fair value.

         SECURITIES AVAILABLE FOR SALE. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         LOANS. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         FEDERAL HOME LOAN BANK STOCK. Fair value of Gulf West's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

         DEPOSIT LIABILITIES. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED.
         SHORT-TERM BORROWINGS. Rates currently available to Gulf West for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

         FEDERAL HOME LOAN BANK ADVANCES. Fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analysis based on Gulf West's current incremental borrowing rates for similar types of borrowings.

         ACCRUED INTEREST. The carrying amounts of accrued interest approximate their fair values.

         OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

         COMPREHENSIVE INCOME. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
                                                                       2001          2000          1999
                                                                    ----------    ----------    ----------

Unrealized holding gains on available-for-sale securities .......   $      928         2,327        (2,896)
Reclassification adjustment for gains realized in income ........         (542)         (200)          (60)
                                                                    ----------    ----------    ----------

Net unrealized gains (losses) ...................................          386         2,127        (2,956)

Income (taxes) benefit ..........................................         (145)         (798)        1,108
                                                                    ----------    ----------    ----------

Net amount ......................................................   $      241         1,329        (1,848)
                                                                    ==========    ==========    ==========

         FUTURE ACCOUNTING REQUIREMENTS. On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives, and reviewed for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

         Gulf West has adopted the provisions of SFAS No. 141. The initial adoption of SFAS No. 141 had no impact on Gulf West's consolidated financial statements. SFAS No. 142 was adopted by Gulf West on January 1, 2002. Management believes the adoption of SFAS 142 will result, because of the discontinuance of the amortization of goodwill, in an annual decrease in future expenses of approximately $80,000.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(2)    SECURITIES AVAILABLE FOR SALE

       Securities have been classified according to management's intent. The carrying amounts and approximate fair values are as follows (in thousands):

                                                                                 GROSS          GROSS
                                                  AMORTIZED    UNREALIZED     UNREALIZED        FAIR
                                                    COST          GAINS          LOSSES         VALUE
                                                ------------   ------------   ------------   ------------
DECEMBER 31, 2001:
    U.S. Treasury securities ................   $      4,572             73             --          4,645
    Corporate and other obligations .........         15,866            280            223         15,923
    Equity securities .......................            818             44             20            842
    Mortgage-backed securities ..............        100,296            492            472        100,316
                                                ------------   ------------   ------------   ------------

                                                $    121,552            889            715        121,726
                                                ============   ============   ============   ============

DECEMBER 31, 2000:
    U.S. agency obligations .................          5,004              6              8          5,002
    U.S. Treasury securities ................          6,929             32             12          6,949
    Corporate and other obligations .........         13,467            192             98         13,561
    Equity securities .......................            108              2              9            101
    Mortgage-backed securities ..............         49,666            136            453         49,349
                                                ------------   ------------   ------------   ------------

                                                $     75,174            368            580         74,962
                                                ============   ============   ============   ============

    The scheduled maturities of securities available for sale at December 31, 2001 are as follows (in thousands).

                                                            AMORTIZED       FAIR
                                                              COST          VALUE
                                                          ------------   ------------

Due in one year or less ...............................   $      1,127          1,129
Due after one year through five years .................          6,073          6,194
Due in five years to ten years ........................          4,010          4,094
Due after ten years ...................................          9,228          9,151
Equity securities .....................................            818            842
Mortgage-backed securities ............................        100,296        100,316
                                                          ------------   ------------

                                                          $    121,552        121,726
                                                          ============   ============

    Securities sales transactions are summarized as follows (in thousands):

                                                YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                          2001           2000           1999
                                      ------------   ------------   ------------
Principal received from sales .....   $     15,162         12,396          8,352
                                      ============   ============   ============

Gross gains .......................            542            200             67
Gross loss ........................             --             --              7
                                      ------------   ------------   ------------

Net gain ..........................   $        542            200             60
                                      ============   ============   ============

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(2)    SECURITIES AVAILABLE FOR SALE, CONTINUED

       Gulf West had pledged securities with book values as follows (in thousands):

                                                                                              AT DECEMBER 31,
                                                                                              ---------------
                                                                                            2001            2000
                                                                                            ----            ----
              Security for public funds...................................                $   8,995        9,588
              Treasury tax deposits.......................................                $     620          300
              As bankruptcy trustee.......................................                $      --          101
              Securities sold under agreements to repurchase..............                $  31,786       25,609

       During 2001 and 2000, Gulf West executed securities transactions with a broker/dealer controlled by one of Gulf West's directors. These transactions were for the purchase of $6,099,000 and $5,000,000, respectively. During 2001, there were no sales, sales during 2000 consisted of $5,000,000 of mortgaged-backed securities.

(3)    LOANS

       The components of loans were as follows (in thousands):

                                                                                             AT DECEMBER 31,
                                                                                             ---------------
                                                                                          2001               2000
                                                                                          ----               ----
           Commercial real estate...................................................   $ 232,531           225,815
           Commercial...............................................................      55,320            49,037
           Residential real estate..................................................      33,297            33,838
           Consumer.................................................................      12,711            11,457
                                                                                       ---------          --------

              Subtotal..............................................................     333,859           320,147

           Net deferred loan fees, premiums and discounts...........................        (326)               12
           Allowance for loan losses................................................      (3,410)           (3,195)
                                                                                       ---------          --------

              Loans, net............................................................   $ 330,123           316,964
                                                                                       =========           =======

    An analysis of the change in the allowance for loan losses follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                          2001       2000       1999
                                                         -------    -------    -------
           Balance at January 1 ......................   $ 3,195      2,849      2,436
                                                         -------    -------    -------

           Loans charged off .........................      (676)      (226)      (295)
           Recoveries ................................       130         35         38
                                                         -------    -------    -------

              Net loans charged off ..................      (546)      (191)      (257)

           Provision for loan losses .................       761        537        670
                                                         -------    -------    -------

           Balance at December 31 ....................   $ 3,410      3,195      2,849
                                                         =======    =======    =======

                                                                             (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(3)    LOANS, CONTINUED

       Impaired loans, all collateral dependent, were as follows (in thousands)

                                                                                    2001          2000       1999
                                                                                    ----          ----       ----
           Balance at end of year.............................................    $ 5,959         2,536      2,546
           Average balance during year........................................      4,100         2,536          7
           Total related allowance for losses.................................         --            --         --
           Interest income recognized on impaired loans.......................        236           234         --

       CREDIT RISK AND CREDIT LOSSES. A credit risk concentration results when Gulf West has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

       Most of Gulf West's business activity is with customers located within Pinellas, Pasco and Hillsborough Counties, Florida. The loan portfolio is generally diversified among individuals and types of industries. Loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The amount of collateral obtained upon extension of credit is based on Gulf West's credit evaluation of the customer. Collateral primarily includes accounts receivable, inventory, property and equipment, income-producing commercial properties and residential homes. However, Gulf West has a concentration of loans in the hospitality industry, the aggregate amount of loans at December 31, 2001 and 2000 was $43,839,000 and $57,291,000, respectively on 18 and 30 loans, respectively.

       LOANS TO RELATED PARTIES. The aggregate amount of loans owed to Gulf West by its executive and senior officers, directors, and their related entities at December 31, 2001 and 2000 was approximately $6,271,000 and $8,778,000, respectively. The loans outstanding as of December 31, 2001 were made up of $4,947,000 of mortgage loans and $1,324,000 of various other types of loans. These loans have been made on substantially the same terms, including collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

(4)    PREMISES AND EQUIPMENT

       A summary of premises and equipment follows (in thousands):

                                                                                                AT DECEMBER 31,
                                                                                                ---------------
                                                                                             2001            2000
                                                                                             ----            ----
             Land.....................................................................     $ 4,055           4,038
             Buildings and leasehold improvements.....................................       8,331           7,700
             Furniture, fixtures and equipment........................................       7,199           6,735
                                                                                           -------         -------

                 Total, at cost.......................................................      19,585          18,473

             Less accumulated depreciation and amortization...........................      (6,763)         (5,553)
                                                                                           -------          ------

                                                                                           $12,822          12,920
                                                                                           =======          ======

                                                                                                          (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(4)    PREMISES AND EQUIPMENT, CONTINUED

       GulfWest leases certain facilities and equipment under operating leases with noncancellable terms. Some leases contain escalation clauses and expense pass-throughs as well as renewal options. Rent expense amounted to approximately $941,000, $809,000 and $703,000 for the years ended December 31, 2001, 2000 and 1999, respectively. A summary of the operating lease commitments at December 31, 2001 follows (in thousands):

                 YEAR ENDING
                 DECEMBER 31,                                                               AMOUNT
                 ------------                                                               ------
                     2002...........................................................      $   942
                     2003...........................................................          818
                     2004...........................................................          668
                     2005...........................................................          531
                     2006...........................................................          408
                     Thereafter.....................................................          958
                                                                                          -------
                                                                                          $ 4,325
                                                                                          =======

(5)    LOAN SERVICING

       Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows (in thousands):

                                                                                                AT DECEMBER 31,
                                                                                                ---------------
                                                                                              2001          2000
                                                                                              ----          ----
         Loan portfolios serviced for:
                 FNMA.....................................................................   $17,609       22,948
                 FHLMC   .................................................................       710        1,204
                 Other investors..........................................................     4,091        3,245
                                                                                             -------       ------

                                                                                             $22,410       27,397
                                                                                             =======       ======

             Custodial balances maintained in connection
                 with loans serviced for others...........................................   $    72          265
                                                                                             =======     ========

       The servicing for FNMA and FHLMC was sold on December 15, 2001. The effective transfer dates when servicing will cease are February 1 and February 16, 2002, respectively.

(6)    DEPOSITS

       The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $53,652,000 and $54,494,000 at December 31,
       2001 and 2000, respectively.

     A schedule of maturities for time deposits follows (in thousands):

                  YEAR ENDING                                                                    AT DECEMBER 31,
                  DECEMBER 31,                                                                        2001
                  ------------                                                                   ---------------
                     2002.....................................................................    $ 123,845
                     2003 and 2004............................................................       27,148
                     2005 and 2006............................................................        2,679
                     Thereafter...............................................................           66
                                                                                                  ---------
                                                                                                  $ 153,738
                                                                                                  =========

                                                                                                 (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(7)    FEDERAL HOME LOAN BANK ADVANCES

       Federal Home Loan Bank of Atlanta ("FHLB") advances are collateralized by all of Gulf West's FHLB stock, and blanket floating liens on 1-4 family mortgage loans, and qualifying commercial real estate loans and are as follows (in thousands):

                                                                                               AT DECEMBER 31,
              MATURING IN THE                        WEIGHTED-AVERAGE                       --------------------
                YEAR ENDING                           INTEREST RATE                          2001          2000
              ---------------                       -------------------                      ----          ----
                  2001                                    7.10%                             $    --        5,000
                  2002                                    6.01%                               5,000        5,000
                  2003                                    3.47%                               5,000           --
                  2006*                                   5.03%                              10,000           --
                                                                                            -------       ------

                                                                                            $20,000       10,000
                                                                                            =======       ======

     * Subject to a one-time call in 2004.

(8)    OTHER BORROWINGS

       Other borrowings are summarized as follows (in thousands):

                                                                                                 AT DECEMBER 31,
                                                                                                 ---------------
                                                                                             2001              2000
                                                                                             ----              ----
                 Securities sold under agreements to repurchase........................    $ 27,600            11,984
                 Federal funds purchased...............................................          --             3,000
                                                                                           --------            ------

                         Total other borrowings........................................    $ 27,600            14,984
                                                                                           ========            ======

       Securities sold under agreements to repurchase were delivered to the broker-dealers who arranged the transactions. Securities collateralizing customer repurchase agreements are held by a third party. The agreements at December 31, 2001 mature within three years. Information concerning securities sold under agreements to repurchase is summarized as follows ($ in thousands):

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   -----------------------
                                                                                 2001        2000        1999
                                                                                 ----        ----        ----
             Average balance during the year...............................    $ 28,555     21,610      21,042
             Average interest rate during the year.........................        3.99%      5.95%       4.82%
             Maximum month-end balance during the year.....................    $ 41,102     26,709      27,917

       The average rate was determined by dividing the total interest paid by the average outstanding borrowings.

       At December 31, 2001 and 2000, Gulf West had five and six, respectively, variable-rate lines of credit from other financial institutions, excluding the Federal Home Loan Bank of Atlanta, totaling $24,000,000 and $29,000,000, respectively. At December 31, 2001 and 2000, borrowings against these lines totaled $0 and $3,000,000, respectively.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(9)    INCOME TAXES

       Allocation of income taxes between current and deferred portion is as follows (in thousands):

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                     -----------------------
                                                                                   2001       2000        1999
                                                                                   ----       ----        ----
          Current:
              Federal......................................................     $ 2,398      1,773       1,573
              State........................................................         399        310         203
                                                                                -------      -----      ------

                  Total current............................................       2,797      2,083       1,776
                                                                                -------      -----      ------

          Deferred:
              Federal......................................................        (108)      (247)       (352)
              State........................................................         (20)       (42)        (60)
                                                                                 ------    -------     -------

                  Total deferred...........................................        (128)      (289)       (412)
                                                                                 ------    -------     -------

                  Total income taxes.......................................     $ 2,669      1,794       1,364
                                                                                =======    =======    ========

    The reasons for the differences between the statutory Federal income tax rate and the effective tax rates are as follows ($ in thousands):

                                                                                              YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                                   2001                  2000                    1999
                                                                   ----                  ----                    ----
                                                                   % OF                  % OF                    % OF
                                                                 PRETAX                PRETAX                  PRETAX
                                                     AMOUNT    EARNINGS    AMOUNT    EARNINGS      AMOUNT    EARNINGS
                                                     ------    --------    ------    --------      ------    --------
Tax provision at statutory rate ..................   $ 2,621       34.0%    $ 1,808       34.0%    $ 1,508       34.0%
Increase (reduction) in taxes
   resulting from:
      State taxes, net of federal income
         tax benefit .............................       250        3.2         176        3.3          94        2.1
      Tax-exempt income ..........................      (287)      (3.7)       (291)      (5.5)       (327)      (7.3)
      Other, net .................................        85        1.1         101        1.9          89        2.0
                                                     -------    -------     -------    -------     -------    -------

      Income tax provision .......................   $ 2,669       34.6%    $ 1,794       33.7%    $ 1,364       30.8%
                                                     =======    =======     =======    =======     =======    =======

                                                                                                           (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(9)    INCOME TAXES, CONTINUED

       The tax effects of each type of item that gives rise to deferred taxes are as follows (in thousands):

                                                                    AT DECEMBER 31,
                                                                    ---------------
                                                                    2001      2000
                                                                    ----      ----
Deferred tax assets:
   Allowance for loan losses ....................................   $1,149    1,068
   Net unrealized loss on securities available for sale .........       --       79
   Deferred compensation ........................................      304      245
   Interest income from loans on nonaccrual status ..............       42        5
   Other ........................................................       --       67
                                                                    ------   ------

         Total gross deferred tax assets ........................    1,495    1,464
                                                                    ------   ------

Deferred tax liabilities:
   Accumulated depreciation .....................................      261      217
   Purchase accounting adjustments, net .........................       50      117
   Net unrealized gain on securities available for sale .........       66       --
   Other ........................................................        5       --
                                                                    ------   ------

         Total gross deferred tax liabilities ...................      382      334
                                                                    ------   ------

         Net deferred tax asset .................................   $1,113    1,130
                                                                    ======   ======

                                                                         (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(10)   FINANCIAL INSTRUMENTS

       Gulf West is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unfunded loan commitments, available lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement Gulf West has in these financial instruments.

       Gulf West's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded loan commitments, available lines of credit and standby letters of credit is represented by the contractual amount of those instruments. Gulf West uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Gulf West evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by Gulf West upon extension of credit is based on management's credit evaluation of the counterparty. Standby letters of credit and conditional commitments are issued by Gulf West to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that included in extending loans to customers.

       The estimated fair values of Gulf West's financial instruments were as follows (in thousands):

                                                AT DECEMBER 31, 2001    AT DECEMBER 31, 2000
                                                 CARRYING     FAIR       CARRYING    FAIR
                                                  AMOUNT      VALUE       AMOUNT     VALUE
                                                ----------   -------    ----------  -------
Financial assets:
     Cash and cash equivalents ...............   $ 30,614     30,614     29,563     29,563
     Securities available for sale ...........    121,726    121,726     74,962     74,962
     Loans ...................................    330,123    336,472    316,964    317,933
     Accrued interest receivable .............      2,309      2,309      2,419      2,419
     Federal Home Loan Bank stock ............      1,228      1,228      1,228      1,228

Financial liabilities:
     Deposits ................................    425,323    428,693    392,054    394,832
     Federal Home Loan Bank advances .........     20,000     19,930     10,000     10,025
     Other borrowings ........................     27,600     27,600     14,984     14,984

       A summary of the notional amounts of Gulf West's financial instruments, which approximate fair value, with off-balance-sheet risk at December 31, 2001, follows (in thousands):

              Unfunded loan commitments at variable rates..............      $ 14,987
                                                                             ========

              Available lines of credit................................      $ 52,781
                                                                             ========

              Standby letters of credit................................      $  2,553
                                                                             ========

                                                                             (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(11)   STOCK OPTION PLAN

       Certain key employees and directors of Gulf West have options to purchase shares of Gulf West's common stock under its stock option plan. Under the plan, the total number of shares which may be issued shall not exceed 12% (currently 948,576 shares) of Gulf West's total outstanding shares. At December 31, 2001, 92,201 remain available for grant. All per share amounts reflect the 5% stock dividends declared September 20, 2001, September 21, 2000 and October 21, 1999. Some options are fully vested when granted while others generally vest over four years. A summary of stock option transactions follows ($ in thousands, except per share amounts):

                                                                 RANGE
                                                                 OF PER        WEIGHTED-
                                                                 SHARE          AVERAGE      AGGREGATE
                                                 NUMBER OF       OPTION        PER SHARE      OPTION
                                                  SHARES         PRICE           PRICE         PRICE
                                              ------------    ------------   ------------   ------------
Outstanding at December 31, 1998 ..........        679,268    $ 2.08-10.20           3.73          2,535

Options granted ...........................        226,343       7.23-8.05           7.28          1,647
Options exercised .........................        (21,548)      2.17-4.28           2.69            (58)
Options forfeited .........................           (637)           7.07           7.07             (5)
                                              ------------    ------------   ------------   ------------

Outstanding at December 31, 1999 ..........        883,426      2.08-10.20           4.66          4,119

Options granted ...........................        115,106       6.91-7.14           7.02            808
Options exercised .........................        (45,174)      2.31-4.28           3.25           (147)
Options forfeited .........................        (23,325)      4.28-7.23           6.00           (140)
                                              ------------    ------------   ------------   ------------

Outstanding at December 31, 2000 ..........        930,033      2.08-10.20           4.99          4,640

Options granted ...........................         64,600       7.81-9.02           8.98            580
Options exercised .........................        (95,662)      2.08-7.23           2.57           (246)
Options forfeited .........................        (12,596)      7.14-7.23           7.46            (94)
                                              ------------    ------------   ------------   ------------

Outstanding at December 31, 2001 ..........        886,375    $ 2.08-10.20           5.51          4,880
                                              ============    ============   ============   ============

       The weighted-average remaining contractual life of the outstanding stock options at December 31, 2001, 2000 and 1999 was seventy-seven months, eighty months and eighty-five months, respectively.

       These options are exercisable as follows:

                                                                                  NUMBER         WEIGHTED-AVERAGE
                 YEAR ENDING                                                    OF SHARES         EXERCISE PRICE
                 -----------                                                    ---------        ----------------
                     2002 ..................................................      830,210             $ 5.33
                     2003 ..................................................       24,648               7.98
                     2004 ..................................................       21,892               7.97
                     2005 ..................................................        9,625               9.02
                                                                                  -------             ------

                                                                                  886,375             $ 5.51
                                                                                  =======             ======

                                                                                                   (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(11)   STOCK OPTION PLAN, CONTINUED

       Proforma information regarding net earnings and earnings per share has been determined as if Gulf West had accounted for its employee stock options under the fair value method and is as follows:

                                           YEAR ENDED DECEMBER 31,
                                           -----------------------
                                          2001       2000       1999
                                          ----       ----       ----
Net earnings:
      As reported ...................   $  5,041      3,525      3,070
                                        ========   ========   ========

      Proforma ......................   $  4,869      3,080      2,829
                                        ========   ========   ========

Basic earnings per share:
      As reported ...................   $    .64        .46        .40
                                        ========   ========   ========

      Proforma ......................   $    .62        .40        .38
                                        ========   ========   ========

Diluted earnings per share:
      As reported ...................   $    .63        .45        .39
                                        ========   ========   ========

      Proforma ......................   $    .61        .39        .37
                                        ========   ========   ========

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                           2001       2000       1999
                                                           ----       ----       ----
Risk-free interest rate ...............................      4.5%      5.5%      6.0%
Dividend yield ........................................       --%       --%       --%
Expected volatility ...................................       46%       51%       60%
Expected life in years ................................       10        10        10
Per share fair value of options at grant date .........   $ 4.83      5.28      5.99
                                                          ======      ====      ====

                                                                          (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(12)   EARNINGS PER SHARE ("EPS")

       The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. All share amounts reflect the five percent stock dividends declared on September 20, 2001, September 21, 2000 and October 21, 1999. ($ in thousands, except per share amounts).

                                                                                               YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------------------
                                                    2001                          2000                            1999
                            ----------------------------   ---------------------------   -----------------------------
                                       WEIGHTED-     PER             WEIGHTED-     PER              WEIGHTED-      PER
                                        AVERAGE    SHARE              AVERAGE     SHARE              AVERAGE     SHARE
                            EARNINGS     SHARES   AMOUNT   EARNINGS    SHARES    AMOUNT  EARNINGS     SHARES    AMOUNT
                            --------   --------   ------   --------  --------    ------  --------  ---------    ------
     Basic EPS:
         Net earnings
          available to
          common
          stockholders......  $ 5,041  7,845,911  $ .64    $ 3,525  7,773,062    $ .45    $ 3,070  7,716,443    $ .40
                                                  =====                          =====                          =====

     Effect of dilutive
       securities-
         Incremental shares
          from assumed
          exercise of
          options...........             136,131                      179,242                        217,057
                                       ---------                    ---------                      ---------

     Diluted EPS:
         Net earnings
          available to
          common
          stockholders
          and assumed
          conversions.......  $ 5,041  7,982,042  $ .63    $ 3,525  7,952,304    $ .44    $ 3,070  7,933,500    $ .39
                              =======  =========  =====    =======  =========    =====    =======  =========    =====

       Shares not included in the computations of diluted earnings per share because the option exercise price was not less than the average market price are as follows:

                                                                   NUMBER OF     PRICE           YEAR         YEAR
                                                                    SHARES       RANGE          ISSUED       EXPIRES
                                                                   ---------     -----          ------       -------
         For the year ended December 31, 2001.................       65,047  $ 9.02-10.20      1998-2001    2008-2011
         For the year ended December 31, 2000.................      219,633    7.23-10.20      1998-1999    2008-2009
         For the year ended December 31, 1999.................        2,547         10.20           1998         2008

                                                                                                            (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(13)   REGULATORY MATTERS

       Gulf West (on a consolidated basis) and Mercantile are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Gulf West's and Mercantile's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, Gulf West and Mercantile must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

       Quantitative measures established by regulation to ensure capital adequacy require Gulf West and Mercantile to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that Gulf West and Mercantile met all capital adequacy requirements to which they are subject.

       As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized Mercantile as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed Mercantile's category. Gulf West's and Mercantile's actual capital amounts and percentages are presented in the following table.

                                                                                                  MINIMUM TO BE WELL
                                                                                                   CAPITALIZED UNDER
                                                                                 MINIMUM CAPITAL   PROMPT CORRECTIVE
                                                                      ACTUAL         REQUIREMENT   ACTION PROVISIONS
                                                          ------------------   -----------------  ------------------
                                                          AMOUNT      RATIO    AMOUNT      RATIO   AMOUNT      RATIO
                                                          ------      -----    ------      -----  --------     -----
AS OF DECEMBER 31, 2001:
    Total Risk-Based Capital to Risk-Weighted
     Assets:
         Gulf West ....................................   $42,657      11.7%   $29,057       8.0%       N/A       N/A
         Mercantile ...................................    40,048      11.1     28,990       8.0    $36,237      10.0%

    Tier I Capital to Risk-Weighted Assets:
         Gulf West ....................................    39,247      10.8     14,529       4.0        N/A       N/A
         Mercantile ...................................    36,638      10.1     14,495       4.0     21,742       6.0

    Tier I Capital to Average Assets:
         Gulf West ....................................    39,247       7.9     19,890       4.0        N/A       N/A
         Mercantile ...................................    36,638       7.4     19,877       4.0     24,847       5.0

AS OF DECEMBER 31, 2000:
    Total Risk-Based Capital to Risk-Weighted
    Assets:
         Gulf West ....................................   $37,517      10.9%   $27,462       8.0%       N/A       N/A
         Mercantile ...................................    35,474      10.3     27,435       8.0    $34,294      10.0%

    Tier I Capital to Risk-Weighted Assets:
         Gulf West ....................................    34,322      10.0     13,731       4.0        N/A       N/A
         Mercantile ...................................    32,279       9.4     13,718       4.0     20,576       6.0

    Tier I Capital to Average Assets:
         Gulf West ....................................    34,322       7.8     17,583       4.0        N/A       N/A
         Mercantile ...................................    32,279       7.4     17,538       4.0     21,923       5.0


                                                                                                          (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(14)   PROFIT SHARING PLAN

       Gulf West sponsors a Section 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain length-of-service requirements. Gulf West's contributions to the profit sharing plan are comprised of two components: a guaranteed match and a discretionary match. Expense relating to Gulf West's contributions to the profit sharing plan included in the accompanying consolidated statements of earnings was approximately $136,000, $123,000 and $127,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(15)   DEFERRED COMPENSATION PLANS

       Gulf West has deferred compensation agreements with certain officers. The terms of the agreements provide for the payments of specified benefits to these participants upon severance or retirement or their beneficiaries in the event of death of the participant while employed by Gulf West or while receiving benefits. Gulf West is accruing the present value of the future benefits over the terms of the agreements. The expense of the deferred compensation plans included in the accompanying consolidated statements of earnings was approximately $157,000, $146,000 and $135,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(16)   PARENT COMPANY ONLY FINANCIAL STATEMENTS

       Condensed financial statements of the Holding Company are presented below.

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       AT DECEMBER 31,
                                                       ---------------
                                                       2001      2000
                                                      -------   -------
ASSETS

Cash and cash equivalents with subsidiary .........   $ 1,750     1,631
Securities available for sale .....................       797        76
Investments in wholly-owned subsidiaries ..........    38,035    33,728
Other assets ......................................        73       120
                                                      -------   -------

    Total .........................................   $40,655    35,555
                                                      =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities .................................        18         2
Stockholders' equity ..............................    40,637    35,553
                                                      -------   -------

    Total .........................................   $40,655    35,555
                                                      =======   =======

                        CONDENSED STATEMENTS OF EARNINGS
                                 (IN THOUSANDS)

                                                                               YEAR ENDED DECEMBER 31,
                                                                               -----------------------
                                                                              2001      2000       1999
                                                                              ----      ----       ----
Revenues ................................................................   $   151        115         --
Expenses ................................................................       237        331        293
                                                                            -------    -------    -------

    Loss before earnings of subsidiaries and income tax benefit .........       (86)      (216)      (293)

Income tax benefit ......................................................       (43)       (81)       (99)

Earnings of subsidiaries ................................................     5,084      3,660      3,264
                                                                            -------    -------    -------

    Net earnings ........................................................   $ 5,041      3,525      3,070
                                                                            =======    =======    =======

                                                                                               (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(16)   PARENT COMPANY ONLY FINANCIAL STATEMENTS, CONTINUED

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             2001       2000       1999
                                                                            -------    -------    -------
Cash flows from operating activities:
    Net earnings ........................................................   $ 5,041      3,525      3,070
    Adjustments to reconcile net earnings to net cash (used in)
        provided by operating activities:
        Gain on sale of securities available for sale ...................      (111)       (96)        --
        Equity in undistributed earnings of subsidiaries ................    (5,084)    (3,660)    (3,264)
        Net decrease in other assets ....................................        47         86        201
        Increase in other liabilities ...................................        16         --         --
        Dividends from subsidiaries .....................................     1,200        800         --
                                                                            -------    -------    -------

            Net cash provided by (used in) operating activities .........     1,109        655          7
                                                                            -------    -------    -------

Cash flows from investing activities:
    Purchase of securities available for sale ...........................    (1,091)      (757)        --
    Sale of securities available for sale ...............................       481        770         --
    Investment in subsidiaries ..........................................      (182)       (28)      (110)
                                                                            -------    -------    -------

            Net cash provided by (used in) investing activities .........      (792)       (15)      (110)
                                                                            -------    -------    -------

Cash flows from financing activities:
    Net proceeds from issuance of common stock ..........................       548        365        150
    Cash dividends ......................................................      (746)        --         (2)
                                                                            -------    -------    -------

            Net cash (used in) provided by financing activities .........      (198)       365        148
                                                                            -------    -------    -------

Net increase in cash and cash equivalents ...............................       119      1,005         45

Cash and cash equivalents, beginning of year ............................     1,631        626        581
                                                                            -------    -------    -------

Cash and cash equivalents, end of year ..................................   $ 1,750      1,631        626
                                                                            =======    =======    =======

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                  AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 21, 2002, between The South Financial Group, Inc., a South Carolina corporation ("Parent"), and Gulf West Banks, Inc., a Florida corporation (the "Company").

                  WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Parent;

                  WHEREAS, as soon as practicable after the execution and delivery of this Agreement, Citrus Bank, a Florida-chartered commercial bank and a wholly-owned subsidiary of Parent ("Parent Bank") and Mercantile Bank, a Florida-chartered commercial bank and a wholly-owned subsidiary of the Company (the "Company Bank"), will enter into an Agreement and Plan of Merger (the "Bank Merger Agreement"), pursuant to which the Company Bank shall merge with the Parent Bank (the "Bank Merger"), and it is intended that the Bank Merger be consummated immediately following the consummation of the Merger; and

                  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                  NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:


                                    ARTICLE I
                                   THE MERGER

                  1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Florida Business Corporation Act (the "FBCA") and the South Carolina Business Corporation Act ("SCBCA"), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Parent. Parent shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of South Carolina. The name of the Surviving Corporation shall continue to be "The South Financial Group, Inc." Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

                  1.2 Effective Time. Subject to the provisions of this Agreement, articles of merger complying with the FBCA (the "Florida Articles of Merger") shall be duly prepared, executed and delivered for filing by the Department of State of the State of Florida (the "Florida Department") as provided in the FBCA, and articles of merger complying with the SCBA (the "South Carolina Articles of Merger") shall be duly prepared, executed and delivered for filing by the Secretary of State of the State of South Carolina (the "South Carolina Secretary"), in each case on the Closing Date. The Merger shall become effective at such time (the "Effective Time") as the later of the following has occurred: (i) the Florida Articles of Merger are filed by the Florida Department, (ii) the South Carolina Articles of Merger are filed by the South Carolina Secretary; or (iii) at such time specified in the Florida Articles of Merger and/or the South Carolina Articles of Merger.

                  1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the FBCA and the SCBCA.

                  1.4 Conversion of Company Common Stock.

                      (a) At the Effective Time, subject to the other provisions of this Article I, and Sections 2.2(e) and 9.1(h) hereof, each share of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.5, either (i) a number of shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") (together with the number of Parent Rights (as defined in Section 5.2 hereof) associated therewith) equal to the Per Share Stock Consideration or (ii) cash in an amount equal to the Per Share Consideration (the "Per Share Cash Consideration"; the Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the "Merger Consideration").

For purposes of this Section 1.4(a):

         "Per Share Stock Consideration" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Final Parent Stock Price.

         "Per Share Consideration" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the Common Stock Deemed Outstanding.

         "Aggregate Consideration" shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

         "Total Stock Consideration" shall mean the product obtained by multiplying (x) the Total Stock Amount and (y) the Final Parent Stock Price.

         "Total Stock Amount" shall mean the product of (i) 0.6950 and (ii) 6,424,664.

         "Total Cash Amount" shall mean an amount equal to $32,400,178.

         "Total Outstanding Options" shall mean the number of shares of Company Common Stock issuable upon exercise of all options granted by the Company to purchase shares of Company Common Stock pursuant to the Company 1995 Nonstatutory Stock Option Plan and outstanding as of the close of business on the Determination Date.

         "Common Stock Deemed Outstanding" shall mean the sum of (x) the total number of shares of Company Common Stock outstanding as of the close of business on the Determination Date and (y) the Total Outstanding Options.

         "Final Parent Stock Price" shall mean the average of the closing sale prices of Parent Common Stock as reported on the Nasdaq Stock Market's National Market (the "NASDAQ/NMS") during the Valuation Period.

         "Valuation Period" shall mean the ten consecutive trading days during which the shares of Parent Common Stock are traded on the NASDAQ/NMS ending on the third calendar day immediately prior to the Effective Time (such day, the "Determination Date").

                      (b) All of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each a "Certificate") previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with
Section 2.2(b) hereof, and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) hereof.

                      (c) If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

                      (d) At the Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, as the case may be, being referred to herein as "Trust Account Shares") and (y) held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Parent.

                      (e) The calculations required by Section 1.4(a) shall be prepared jointly by Parent and the Company prior to the Closing Date.

                  1.5 Election Procedures.

                      (a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Parent and the Company shall mutually agree (the "Election Form") shall be mailed thirty-five days prior to the anticipated Effective Date or on such other date as the Company and Parent shall mutually agree (the "Mailing Date") to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the "Election Form Record Date").

                      (b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Per Share Stock Consideration in respect of all of such holder's Company Common Stock ("Stock Election Shares"),
(ii) the Per Share Cash Consideration in respect of all of such holder's Company Common Stock ("Cash Election Shares"), (iii) the Per Share Stock Consideration in respect of that portion of such holder's shares of Company Common Stock equal to the Stock Percentage (as defined below), rounded to the nearest whole share (the "Mixed Stock Shares"), and the Per Share Cash Consideration in respect of that portion of such holder's shares of Company Common Stock equal to the Cash Percentage (as defined below), rounded to the nearest whole share (the "Mixed Cash Shares," and together with the Mixed Stock Shares, the "Mixed Election Shares"), or to make no election with respect to such holder's Company Common Stock ("No Election Shares"). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 33rd day following the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the "Election Deadline") shall also be deemed to be "No Election Shares." "Cash Percentage" shall mean the quotient, rounded to the nearest thousandth, obtained by dividing
(A) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (B) the total number of shares of Company Common Stock outstanding as of the close of business on the Determination Date. "Stock Percentage" shall mean the amount equal to one (1) minus the Cash Percentage.

                      (c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

                      (d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the certificates representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Parent regarding such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

                      (e) Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

                  (i) Cash Election Shares and Mixed Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

                           (A) all Mixed Stock Shares, Stock Election Shares
                  and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

                           (B) the Exchange Agent shall then select from among
                  the Cash Election Shares, by a pro rata selection process, a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

                           (C) the Cash Election Shares that are not Stock
                  Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

                  (ii) Cash Election Shares Plus Mixed Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:

                           (A) all Cash Election Shares and Mixed Cash Shares
                  shall be converted into the right to receive the Per Share Cash Consideration,

                           (B) the Exchange Agent shall then select first from
                  among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

                           (C) the Stock Election Shares and the No Election
                  shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

                  (iii) Cash Election Shares and Mixed Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares, Mixed Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

                      (f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

                  1.6 Stock Options. (a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock, other than options granted under the ESPP (as defined in Section 4.2) (each a "Company Option"), which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a fully-vested option to purchase shares of Parent Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Company's 1995 Nonstatutory Stock Option Plan, as amended (the "Company Option Plan"), the agreements evidencing grants thereunder and any other agreements between the Company and an optionee regarding Company Options):

                  (1) the number of shares of Parent Common Stock to be subject to the new option shall be equal to the product of the number of shares of Company Common Stock subject to the original option and the Per Share Stock Consideration, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

                  (2) the exercise price per share of Parent Common Stock under the new option shall be equal to the exercise price per share of Company Common Stock under the original option divided by the Per Share Stock Consideration, provided that such exercise price shall be rounded up to the nearest cent.

                      (b) Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent's obligations under this Section 1.6. Parent shall file with the Securities and Exchange Commission (the "SEC"), no later than two business days after the Effective Time, a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Parent Common Stock subject to options to acquire Parent Common Stock issued pursuant to Section 1.6(a) hereof, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding; provided, however, that Parent shall only be required to file and maintain the effectiveness of such registration statement with respect to options that are eligible to be registered on a Form S-8.

                      (c) Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent equity securities) and dispositions of Company equity securities (including derivative securities with respect to any Company equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                  1.7 Parent Common Stock. Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of Parent as contemplated by Section 1.4 hereof, the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

                  1.8 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Parent, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

                  1.9 Bylaws. At the Effective Time, the Bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

                  1.10 Directors and Officers.

                       (a) At and after the Effective Time, the directors of Parent shall consist of all of the directors of Parent serving immediately prior to the Effective Time and the additional person who shall become a director of Parent in accordance with Section 7.12 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                       (b) The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                  1.11 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.


                                   ARTICLE II
                               EXCHANGE OF SHARES

                  2.1 Parent to Make Shares and Cash Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) (the "Exchange Agent") selected by Parent and reasonably satisfactory to the Company, for the benefit of the holders of Certificates, for exchange in accordance with this
Article II, (i) certificates representing the shares of Parent Common Stock to be issued pursuant to Section 1.4 and Section 2.2(a) in exchange for outstanding shares of Company Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 1.4 and 2.2(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with
Section 2.2(e) hereof. Such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

                  2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder's Certificate or Certificates with an Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After completion of the allocation procedure set forth in Section 1.5 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder of Company Common Stock became entitled to receive pursuant to the provisions of Article I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of Article I, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

                      (b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

                      (c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                      (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock or cash or both, as provided in this Article II.

                      (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on the NASDAQ/NMS as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

                      (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve months after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                      (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.


                                  ARTICLE III
                         DISCLOSURE SCHEDULES; STANDARDS
                       FOR REPRESENTATIONS AND WARRANTIES

                  3.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the "Company Disclosure Schedule," and in the case of Parent, the "Parent Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Parent, or to one or more of such party's covenants contained in Article VI; provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by
Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect (as defined herein) with respect to either the Company or Parent, respectively.

                  3.2 Standards. (a) No representation or warranty of the Company contained in Article IV or of Parent contained in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in
Article IV, in the case of the Company, or Article V, in the case of Parent, has had a Material Adverse Effect with respect to the Company or Parent, respectively.

                      (b) As used in this Agreement, the term "Material Adverse Effect" means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (w) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (x) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (y) any action or omission of the Company or Parent or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (z) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.


                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  Subject to Article III, the Company hereby represents and warrants to Parent as follows:

                  4.1 Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Articles of Incorporation and Bylaws of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

                      (b) The Company Bank is a Florida-chartered stock commercial bank duly organized, validly existing and in good standing under the laws of Florida. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund or the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Company's other Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company's Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Except as may be set forth on Section 4.1(b) of the Company Disclosure Schedule, the articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement.

                      (c) The minute books of the Company and each of its Subsidiaries contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1999 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

                  4.2 Capitalization. (a) The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, and 1,000,000 shares of Class A Preferred stock, par value $5.00 per share (the "Company Preferred Stock"). As of the date of this Agreement, there were 7,941,221 shares of Company Common Stock issued and outstanding (including 9,046 shares held in escrow by the Company's transfer agent representing shares to be issued to former stockholders of Citizens National Bank and Trust Company ("Citizens") in connection with the Amended and Restated Agreement and Plan of Merger, dated October 16, 1997, by and among the Company, the Company Bank and Citizens), no shares of Company Common Stock held by the Company as treasury stock and no shares of Company Preferred Stock issued or outstanding. As of the date of this Agreement, there were no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for (x) 865,809 shares of Company Common Stock reserved pursuant to the Company Option Plan, and
(y) 22,000 shares of Company Common Stock reserved pursuant to the Company's employee stock purchase plan ("ESPP"). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 4.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. The names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the Company Option Plan are set forth in Section 4.2(a) of the Company Disclosure Schedule.

                      (b) Section 4.2(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

                  4.3 Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of the Company's stockholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

                      (b) Except as may be set forth in Section 4.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the articles of incorporation, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained,
(x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

                  4.4 Consents and Approvals. Except for (a) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the Company's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement"), (b) the approval of this Agreement by the requisite vote of the stockholders of the Company, (c) the filing of applications and notices, as applicable, with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (d) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law (the "State Banking Approvals"), and (e) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are required to be made by the Company in connection with (1) the execution and delivery by the Company of this Agreement and (2) the consummation by the Company of the Merger and the other transactions contemplated hereby.

                  4.5 SEC Reports. The Company has previously made available to Parent a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by the Company with the SEC pursuant to the Securities Act or the Exchange Act (the "Company Reports") and (b) communication mailed by the Company to its shareholders since December 31, 1999, and no such Company Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 1999, and, as of their respective dates, all Company Reports complied with the published rules and regulations of the SEC with respect thereto.

                  4.6 Regulatory Reports. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1999 with (i) the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), (ii) the FDIC, (iii) the Office of the Comptroller of the Currency (the "OCC"), (iv) any state banking commissions or any other state bank regulatory authority (each a "State Regulator") and (v) any other self-regulatory organization ("SRO") (collectively, the "Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries, and except as may be set forth in Section 4.6 of the Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 1999. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

                  4.7 Financial Statements. The Company has previously made available to Parent copies of the consolidated balance sheets of the Company and its Subsidiaries as of December 31 for the fiscal years 2000 and 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fiscal years 1999 through 2001, inclusive, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC under the Exchange Act, accompanied by the audit report of Hacker, Johnson & Smith PA, independent public accountants with respect to the Company. The December 31, 2001 consolidated balance sheet of the Company (including the related notes, where applicable) fairly presents the consolidated financial position of the Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

                  4.8 Broker's Fees. Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") in accordance with the terms of a letter agreement between Sandler O'Neill and the Company, a true and correct copy of which has been previously made available by the Company to Parent.

                  4.9 Absence of Certain Changes or Events. (a) Except as may be set forth in Section 4.9(a) of the Company Disclosure Schedule, or as disclosed in any Company Report (as defined in Section 4.5) filed with the SEC prior to the date of this Agreement, since December 31, 2001 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on the Company.

                      (b) Except as may be set forth in Section 4.9(b) of the Company Disclosure Schedule or any Company Report filed with the SEC prior to the date of this Agreement, since December 31, 2001 the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

                      (c) Except as may be set forth in Section 4.9(c) of the Company Disclosure Schedule, since December 31, 2001 neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2001, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases and bonus payments made in the ordinary course of business consistent with past practices), (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

                  4.10 Legal Proceedings. (a) Except as may be set forth in
Section 4.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

                      (b) Except as may be set forth in Section 4.10(b) of the Company Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

                  4.11 Taxes. (a) Except as may be set forth in Section 4.11(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has
(i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all material Taxes (as hereinafter defined) shown to be due on such Tax Returns. Except as set forth in
Section 4.11(a) of the Company Disclosure Schedule, (i) as of the date hereof neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of the Company and its Subsidiaries, the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service ("IRS") or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review.

                      (b) For the purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

                  4.12 Employees. (a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of the Company, any Subsidiary or any ERISA Affiliate (the "Plans") .

                       (b) The Company has heretofore made available to Parent with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document; (ii) the actuarial report for such Plan for each of the last two years, (iii) the most recent determination letter from the IRS for such Plan and (iv) the most recent summary plan description and related summaries of material modifications.

                       (c) Except as may be set forth in Section 4.12(c) of the Company Disclosure Schedule: each of the Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; no Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither the Company nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than PBGC premiums); to the knowledge of the Company no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a material risk to the Company of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan (within the meaning of section 4001(a)(3) of ERISA and no Plan is a multiple employer plan as defined in Section 413 of the Code; and there are no pending, or to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

                  4.13 Company Information. The information relating to the Company and its Subsidiaries which is provided to Parent by the Company for inclusion in the Proxy Statement and the registration statement on Form S-4 (the "S-4") in which the Proxy Statement will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to Parent or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

                  4.14 Compliance with Applicable Law. The Company and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice of any violations of any of the above.

                  4.15 Certain Contracts. (a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral)
(i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of the Company or any of its Subsidiaries, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, regardless of whether the contract has been filed or incorporated by reference in the Company Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $250,000 per annum, or (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a "Company Contract". The Company has previously delivered or made available to Parent true and correct copies of each contract, arrangement, commitment or understanding of the type described in this
Section 4.15(a).

                       (b) Except as set forth in Section 4.15(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any Company Contract, and (iv) no other party to any Company Contract is, to the knowledge of the Company, in default in any respect thereunder.

                  4.16 Agreements with Regulatory Agencies. Except as may be set forth in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.16 of the Company Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

                  4.17 Environmental Matters. Except as may be set forth in
Section 4.17 of the Company Disclosure Schedule:

                       (a) Each of the Company and its Subsidiaries and, to the knowledge of the Company, each of the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace ("Environmental Laws");

                       (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries, any Participation Facility or any Loan Property; and

                       (c) To the knowledge of the Company, during the period of
(x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties, (y) the Company's or any of its Subsidiaries' participation in the management of any Participation Facility, or
(z) the Company's or any of its Subsidiaries' interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of the Company, prior to the period of (x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties, (y) the Company's or any of its Subsidiaries' participation in the management of any Participation Facility, or
(z) the Company's or any of its Subsidiaries' interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

                  The following definitions apply for purposes of this Section 4.17: (x) "Hazardous Materials" means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials,
(y) "Loan Property" means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context, such term means the owner or operator of such property; and (z) "Participation Facility" means any facility in which the Company or any of its Subsidiaries participates in the management and, where required by the context, such term means the owner or operator of such property.

                  4.18 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from Sandler O'Neill to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger

Consideration to be received by the stockholders of the Company is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

                  4.19 Approvals. As of the date of this Agreement, the Company knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

                  4.20 Loan Portfolio. (a) Except as may be set forth in Section
4.20 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of February 28, 2002, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or five percent or greater stockholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20 of the Company Disclosure Schedule sets forth (i) all of the Loans of the Company or any of its Subsidiaries that as of February 28, 2002, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans", "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) each asset of the Company that as of February 28, 2002, was classified as "Other Real Estate Owned" and the book value thereof.

                       (b) Each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  4.21 Property. Each of the Company and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of the Company as of December 31, 2001 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which the Company or any Subsidiary of the Company, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in default thereunder.

                  4.22 Reorganization. As of the date of this Agreement, the Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

                  4.23 State Takeover Laws and Charter Provisions. Assuming the accuracy of the representations and warranties of Parent set forth in Section
5.15 hereof, the Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any restrictive provision of
(i) any applicable moratorium, control share, fair price, business combination, or other anti-takeover laws and regulations (including, without limitation, Sections 607.0901 and 607.0902 of the FBCA), or (ii) the Articles of Incorporation or Bylaws of the Company.


                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF PARENT

                  Subject to Article III, Parent hereby represents and warrants to the Company as follows:

                  5.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

                      (b) Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of Parent that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. The charter documents and bylaws of each Subsidiary of Parent that is a "Significant Subsidiary" (within the meaning of Rule 1-02 of Regulation S-X of the SEC), copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

                      (c) The minute books of Parent and each of its Subsidiaries contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1999 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

                  5.2 Capitalization. (a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, no par value per share ("Parent Preferred Stock"). As of the date of this Agreement, there were 41,296,522 shares of Parent Common Stock and no shares of Parent Preferred Stock issued and outstanding, and no shares of Parent Common Stock held in Parent's treasury. As of the date of this Agreement, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except that (i) 6,415,373 shares of Parent Common Stock were reserved for issuance upon the exercise of stock options pursuant to the stock plans listed on Attachment A-1 to Section 5.2(a) of the Parent Disclosure Schedule (collectively, the "Parent Stock Plans"), and (ii) 20,614,488 shares of Parent Common Stock were reserved for issuance upon exercise of the rights (the "Parent Rights") distributed to holders of Parent Common Stock pursuant to the Amended and Restated Shareholder Rights Agreement, dated as of November 9, 1993, between Parent and Carolina First Bank, as Rights Agent (the "Parent Shareholder Rights Agreement"). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 5.2(a) of the Parent Disclosure Schedule and except for the Parent Shareholder Rights Agreement, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or Parent Preferred Stock or any other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

                      (b) Section 5.2(b) of the Parent Disclosure Schedule sets forth a true and correct list of all of the Parent Subsidiaries as of the date of this Agreement. Except as may be set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of Parent, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

                  5.3 Authority; No Violation. (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

                      (b) Except as may be set forth in Section 5.3(b) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Parent, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

                  5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (c) the filing of the Florida Articles of Merger with the Florida Department and the South Carolina Articles of Merger with the South Carolina Secretary, (d) the filing of applications and notices, as applicable, with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (e) the State Banking Approvals, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (g) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ/NMS, and (h) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent in connection with (1) the execution and delivery by Parent of this Agreement and (2) the consummation by Parent of the Merger and the other transactions contemplated hereby.

                  5.5 SEC Reports. Parent has previously made available to the Company a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the "Parent Reports") and (b) communication mailed by Parent to its shareholders since December 31, 1999, and no such Parent Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 1999, and, as of their respective dates, all Parent Reports complied with the published rules and regulations of the SEC with respect thereto.

                  5.6 Regulatory Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1999 with any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Parent and its Subsidiaries, and except as may be set forth in
Section 5.6 of Parent Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 1999. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

                  5.7 Financial Statements. Parent has previously made available to the Company copies of the consolidated balance sheets of Parent and its Subsidiaries as of December 31 for the fiscal year 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the fiscal years 1999 through 2001, inclusive, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to Parent. The December 31, 2001 consolidated balance sheet of Parent (including the related notes, where applicable) fairly presents the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.7 (including the related notes, where applicable) fairly present and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

                  5.8 Broker's Fees. Neither Parent nor any Subsidiary of Parent, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, SunTrust Robinson Humphrey Capital Markets.

                  5.9 Absence of Certain Changes or Events. Except as may be set forth in Section 5.9 of the Parent Disclosure Schedule, or as disclosed in any Parent Report (as defined in Section 5.5) filed with the SEC prior to the date of this Agreement, since December 31, 2001, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on Parent.

                  5.10 Legal Proceedings. (a) Except as may be set forth in
Section 5.10 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any and there are no pending or, to Parent's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

                       (b) There is no injunction, order, judgment or decree imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

                  5.11 Taxes. Except as may be set forth in Section 5.11 of the Parent Disclosure Schedule, each of Parent and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of Parent (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns. Except as set forth in Section 5.11 of the Parent Disclosure Schedule, (i) as of the date hereof, neither Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of Parent and its Subsidiaries, the federal and state income Tax Returns of Parent and its Subsidiaries have been audited by the IRS or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review.

                  5.12 Employees. (a) Section 5.12(a) of the Parent Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the ERISA); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to as of the date of this Agreement by Parent, any of its Subsidiaries or by any trade or business, whether or not incorporated (a "Parent ERISA Affiliate"), all of which together with Parent would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of Parent, any Subsidiary or any Parent ERISA Affiliate (the "Parent Plans").

                       (b) Except as may be set forth in Section 5.12(b) of the Parent Disclosure Schedule: each of the Parent Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Parent Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; no Parent Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither Parent nor any Parent ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Parent Plan pursuant to Title IV of ERISA (other than PBGC premiums); to the knowledge of Parent no proceedings have been instituted to terminate any Parent Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Parent Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a material risk to Parent of incurring a liability to or on account of a Parent Plan pursuant to Title IV of ERISA; no Parent Plan is a multiemployer plan (within the meaning of section 4001(a)(3) of ERISA and no Parent Plan is a multiple employer plan as defined in Section 413 of the Code; and there are no pending, or, to the knowledge of Parent, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Plans or any trusts related thereto.

                  5.13 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

                  5.14 Compliance with Applicable Law. Parent and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries and neither Parent nor any of its Subsidiaries has received notice of any violations of any of the above.

                  5.15 Ownership of Company Common Stock; Affiliates and Associates.

                       (a) Neither Parent nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (other than Trust Account Shares); and

                       (b) Neither Parent nor any of its Subsidiaries is a "Principal Shareholder" (as such term is defined in Article X of the Company's Articles of Incorporation), or an "interested shareholder" or an "associate" or "affiliate" of any "interested shareholder" (as such terms are defined in Section 607.0901 of the FBCA).

                  5.16 Agreements with Regulatory Agencies. Except as may be set forth in Section 5.16 of the Parent Disclosure Schedule or as disclosed in Parent's Annual Report on Form 10-K for the year ended December 31, 2001, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 5.16 of the Parent Disclosure Schedule, a "Parent Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Parent Regulatory Agreement.

                  5.17 Environmental Matters. Except as may be set forth in
Section 5.17 of the Parent Disclosure Schedule:

                       (a) Each of Parent and its Subsidiaries and, to the knowledge of Parent, each of the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all Environmental Laws;

                       (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of Parent, threatened, before any Governmental Entity or other forum in which Parent, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material (as defined in Section 4.17) whether or not occurring at or on a site owned, leased or operated by Parent or any of its Subsidiaries, any Participation Facility or any Loan Property; and

                       (c) To the knowledge of Parent during the period of
(x) Parent's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties, (y) Parent's or any of its Subsidiaries' participation in the management of any Participation Facility, or
(z) Parent's or any of its Subsidiaries' interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of Parent, prior to the period of (x) Parent's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties, (y) Parent's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) Parent's or any of its Subsidiaries' interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

                  The following definitions apply for purposes of this Section 5.17: (x) "Loan Property" means any property in which Parent or any of its Subsidiaries holds a security interest, and, where required by the context, such term means the owner or operator of such property; and (y) "Participation Facility" means any facility in which Parent or any of its Subsidiaries participates in the management and, where required by the context, such term means the owner or operator of such property.

                  5.18 Financing. Parent has available sufficient cash and cash equivalents on hand to pay the Total Cash Amount as contemplated by Section 1.4 hereof.

                  5.19 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

                  5.20 Loan Portfolio. (a) Except as may be set forth in Section
5.20 of Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any written or oral (i) Loan, other than Loans the unpaid principal balance of which does not exceed $500,000, under the terms of which the obligor was, as of January 31, 2002, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or five percent or greater stockholder of Parent or any of its Subsidiaries, or to the knowledge of Parent, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 5.20 of Parent Disclosure Schedule sets forth
(i) all of the Loans in original principal amount in excess of $500,000 of Parent or any of its Subsidiaries that as of January 31, 2002, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans", "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Parent and its Subsidiaries that as of January 31, 2002, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category, and (iii) each asset of Parent that as of January 31, 2002, was classified as "Other Real Estate Owned" and the book value thereof.

                       (b) Each Loan in original principal amount in excess of $500,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  5.21 Property. Each of Parent and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, and which are reflected on the consolidated balance sheet of Parent as of December 31, 2001 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which Parent or any Subsidiary of Parent, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party thereto is in default thereunder.

                  5.22 Reorganization. As of the date of this Agreement, Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

                  5.23 Certain Contracts. (a) Except as set forth in Section 5.23(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral)
(i) with respect to the employment of any directors, officers, employees or consultants, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, regardless of whether the contract has been filed or incorporated by reference in the Company Reports, or (iii) which materially restricts the conduct of any line of business by Parent or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 5.23(a), whether or not set forth in Section 5.23(a) of the Parent Disclosure Schedule, is referred to herein as a "Parent Contract". Parent has previously delivered or made available to the Company true and correct copies of each contract, arrangement, commitment or understanding of the type described in this
Section 5.23(a).

                       (b) Except as set forth in Section 5.23(b) of the Parent Disclosure Schedule, (i) each Parent Contract is valid and binding and in full force and effect, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Parent Contract,
(iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries under any Parent Contract, and (iv) no other party to any Parent Contract is, to the knowledge of Parent, in default in any respect thereunder.


                                   ARTICLE VI
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

                  6.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

                      (a) solely in the case of the Company, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than the Company's normal annual dividend not in excess of $0.10 per share of Company Common Stock;

                      (b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof) any shares of the capital stock of the Company or any

Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Subsidiary of the Company,
(ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing other than pursuant to the ESPP, except, in the case of clauses (ii) and (iii), for the issuance of Company Common Stock upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms;

                      (c) amend its Articles of Incorporation, Bylaws or other similar governing documents;

                      (d) make any capital expenditures other than those which
(i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $100,000 in the aggregate;

                      (e) enter into any new line of business;

                      (f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

                      (g) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

                      (h) change its methods of accounting in effect at December 31, 2001, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company's independent auditors;

                      (i) (i) except as set forth in Section 7.8 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees or any "affiliate" of any such person (as such term is used in Rule 12b-2 under the Exchange Act), except that the Company may adopt the retention and severance programs and make the pro-rata bonus payments, in each case as described in Section 6.1(i) of the Company Disclosure Schedule, or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares).

                      (j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

                      (k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

                      (l) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

                      (m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

                      (n) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

                      (o) agree to do any of the foregoing.

                  6.2 Covenants of Parent. Except as set forth in Section 6.2 of the Parent Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

                      (a) solely in the case of Parent, declare or pay any dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Stock in a manner consistent with past practice;

                      (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

                      (c) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

                      (d) change its methods of accounting in effect at December 31, 2001, except in accordance with changes in GAAP or regulatory accounting principles as concurred to by Parent's independent auditors;

                      (e) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

                      (f) agree to do any of the foregoing.

                  6.3 Conduct of Parent's Business. Parent shall, and Parent shall cause its Subsidiaries to, conduct their business in substantially the same manner as heretofore conducted.


                                   ARTICLE VII
                              ADDITIONAL AGREEMENTS

                  7.1 Regulatory Matters. (a) The Company shall promptly prepare and file with the SEC the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

                      (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

                      (c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

                      (d) Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

                  7.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                      (b) All information furnished to Parent or the Company by the other party hereto pursuant to Section 7.2(a) shall be subject to, and the parties shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated January 23, 2002 (the "Confidentiality Agreement"), between Parent and the Company.

                      (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

                  7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither the Company nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

                      (b) Notwithstanding anything herein to the contrary, the Company and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that
(a) the Company's Board of Directors concludes in good faith and consistent with its fiduciary duties to the Company's stockholders under applicable law that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, the Company's Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement (as defined in Section 7.2(b)), and
(c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Company's Board of Directors notifies Parent promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers.

                      (c) The Company agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

                      (d) For purposes of this Section 7.3:

                          (i) The term "Acquisition Proposal" means any tender
offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving the Company or the Company Bank or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, the Company or the Company Bank, other than the transaction contemplated or permitted by this Agreement.

                          (ii) The term "Superior Proposal" means, with respect
to the Company, any written Acquisition Proposal made by a person other than Parent which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the Company Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of the Company in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

                  7.4 Stockholder Meetings. The Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. The Company shall, through its Board of Directors, subject to the fiduciary duties of such board, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement.

                  7.5 Legal Conditions to Merger. Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts
(a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

                  7.6 Affiliates. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.6 hereto.

                  7.7 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS as of the Effective Time.

                  7.8 Employee Benefit Plans; Existing Agreements. (a) As of the Effective Time, the employees of the Company and its Subsidiaries (the "Company Employees") shall be eligible to participate in employee benefit plans of Parent or its Subsidiaries in which similarly situated employees of Parent or its Subsidiaries participate, to the same extent that similarly situated employees of Parent or its Subsidiaries participate (it being understood that inclusion of Company Employees in Parent's employee benefit plans may occur at different times with respect to different plans).

                      (b) With respect to each Parent Plan for which length of service is taken into account for any purpose, service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Plan. Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

                      (c) As of the Effective Time, Parent shall assume and honor and shall cause the appropriate Subsidiaries of Parent to assume and to honor in accordance with their terms all agreements listed in Section 7.8 of the Company Disclosure Schedule (the "Benefit Agreements"). Parent acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of the Company for all purposes under such agreements. The provisions of this
Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

                      (d) Parent and the Company agree that, prior to the Effective Time, the company may adopt a severance plan (the "Severance Plan") and a change in control retention plan (the "Retention Plan"), each substantially as provided in Section 6.1(i) of the Company Disclosure Schedule. Notwithstanding any other provision of this Agreement, any Plan or otherwise, Parent agrees to maintain in full force and effect, without amendment or modification, (i) for a period of no less than one year following the Closing Date, the Severance Plan and (ii) the Retention Plan until such time as all Parent or Company obligations are fulfilled thereunder.

                  7.9 Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company, any of the Subsidiaries of the Company or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 7.9 except to the extent such failure to notify materially prejudices Parent. Parent's obligations under this Section 7.9 shall continue in full force and effect without time limit from and after the Effective Time.

                      (b) Parent shall cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors' and officers' liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Parent be required to expend on an annual basis more than 200% of the current amount expended by the Company (the "Insurance Amount") to maintain or procure insurance coverage, and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 7.9(b), Parent shall use all reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

                      (c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 7.9.

                      (d) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

                  7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

                  7.11 Employee Stock Purchase Plan. Parent shall assume and honor the ESPP and shall not take any action that would terminate, or adversely affect the participants in, the ESPP until the completion of the annual offering (the "Offering") commenced under the ESPP on January 1, 2002, which Offering shall terminate on December 31, 2002 (the "Offering Termination Date"). The options granted to participants in the ESPP shall have the terms described in
Section 7.11 of the Company Disclosure Schedule.

                  7.12 Appointment of Directors. Effective as of the Effective Time, Parent shall cause its Board of Directors to be expanded by one member, to a total of 18 members, and shall appoint Gordon W. Campbell (the "Company Director") to fill the vacancy on Parent's Board of Directors created by such increase. Subject to the foregoing, as of the Effective Time the class of directors with a term expiring at Parent's 2005 annual meeting of stockholders shall include the Company Director. If the Company Director does not become a director of Parent because of death, disability or otherwise, or if the Company Director shall cease to be a director of Parent at any time before the third anniversary of the Effective Time, Parent agrees, after consultation with the Bank Directors (as defined in Section 7.13), to cause a person who is a member of the Board of Directors of the Company as of the date hereof to be elected or appointed to the Board of Directors of Parent as the new Company Director. In connection with the annual meeting of Parent next following the Effective Time (the "Next Annual Meeting"), Parent shall nominate the Company Director for election as a director by the stockholders of the Company, to continue serving as a director of the class of directors whose term expires at Parent's 2005 annual meeting of stockholders, and Parent shall solicit proxies for his election at the Next Annual Meeting.

                  7.13 Execution and Authorization of Bank Merger Agreement.

                       (a) As soon as reasonably practicable after the date of this Agreement, (a) Parent shall (i) cause the Board of Directors of Parent Bank to approve the Bank Merger Agreement, (ii) cause Parent Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Parent Bank, and (b) the Company shall (i) cause the Board of Directors of the Company Bank to approve the Bank Merger Agreement,
(ii) cause the Company Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of the Company Bank.

                       (b) The Bank Merger Agreement shall provide that (i) the surviving entity in the Bank Merger (the "Surviving Bank") shall continue under the name "Mercantile Bank", or another name to be mutually agreed by Parent and the Company, (ii) immediately following the effective time of the Bank Merger, the directors of the Surviving Bank shall consist of all the directors of the Parent Bank serving immediately prior to the effective time of the Bank Merger and the Bank Directors (as defined below), each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank until their respective successors are duly elected or appointed and qualified, and (iii) the Bank Directors shall hold office for a period of no less than two years from the effective time of the Bank Merger. The Bank Merger Agreement shall contain other terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement. The term "Bank Directors" shall mean, collectively, Gordon W. Campbell and four additional persons who are currently serving in the board of directors of either the Company or Company Bank, each of who shall be reasonably acceptable to Parent.

                       (c) If any of the Bank Directors does not become a director of the Surviving Bank because of death, disability or otherwise, or if any of the Bank Directors shall cease to be a director of the Surviving Bank at any time before the second anniversary of the effective time of the Bank Merger, Parent agrees, after consultation with the remaining Bank Directors, to cause a person who is a member of the Board of Directors of the Company as of the date hereof to be elected or appointed to the Board of Directors of the Surviving Bank as the new Bank Director.

                  7.14 Advisory Board. Parent shall, effective as of the Effective Time, cause each individual who is currently serving as a director of the Company or the Company Bank (other than the Company Director and the Bank Directors), if such persons are willing to so serve, to be elected or appointed as members of an advisory board ("Advisory Board") established by Parent, the function of which shall be to advise Parent with respect to deposit and lending activities in the Company's former market area and to maintain and develop customer relationships. The members of the Advisory Board who are willing to so serve initially shall be elected or appointed for a term of one year. Parent agrees annually to re-elect or re-appoint each of the initial members of the Advisory Board to two successive one-year terms following the initial one-year term; provided, however, that Parent shall have no obligation to re-elect or re-appoint any member if Parent reasonably determines that such member has a conflict of interest that compromises such member's ability to serve effectively as a member of the advisory board or any cause exists that otherwise would allow for removal of such person as a director of Parent if such person were a member of Parent's Board of Directors. Each member of the Advisory Board shall receive a fee for such service consistent with Parent's other advisory boards, as described in Section 7.14 of Parent's Disclosure Schedule. Service on the Board of Directors of the Surviving Bank or the Advisory Board shall constitute continued service for purposes of the Company Option Plan.


                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

                  8.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                      (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of Company Common Stock under applicable law.

                      (b) Listing of Shares. The shares of Parent Common Stock which shall be issued to the stockholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS.

                      (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

                      (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

                      (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

                  8.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

                      (a) Representations and Warranties. (i) Subject to
Section 3.2, the representations and warranties of the Company set forth in this Agreement (other than those set forth in Section 4.2) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of the Company set forth in Section 4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

                      (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

                      (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

                      (d) Federal Tax Opinion. Parent shall have received an opinion from Nelson Mullins Riley & Scarborough, L.L.P., counsel to Parent ("Parent's Counsel"), in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

                  8.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

                      (a) Representations and Warranties. (i) Subject to
Section 3.2, the representations and warranties of Parent set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of Parent set forth in Section 5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

                      (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

                      (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

                      (d) Federal Tax Opinion. The Company shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (the "Company's Counsel"), in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

                                   ARTICLE IX
                            TERMINATION AND AMENDMENT

                  9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

                      (a) by mutual consent of the Company and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

                      (b) by either Parent or the Company upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

                      (c) by either Parent or the Company if the Merger shall not have been consummated on or before the later of (i) October 31, 2002, or
(ii) if the S-4 is given a full review by the SEC, December 31, 2002, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

                      (d) by either Parent or the Company if the approval of the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

                      (e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under
Section 8.2(a) (in the case of a breach of representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of representation or warranty by Parent);

                      (f) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or

                      (g) by the Company, in the event that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to the Company and to the Company's shareholders under applicable law; provided, however, that the Board of Directors of the Company may terminate this Agreement pursuant to this Section 9.1(g) solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(g) only after the fifth day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company is prepared to accept a Superior Proposal, and only if, during such five-day period, if Parent so elects, the Company and its advisors shall have negotiated in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would enable Parent to proceed with the transactions contemplated herein on such adjusted terms; or

                      (h) by the Company at any time during the three-day period following the Determination Date (as defined in Section 1.4 hereof), if both of the following conditions are satisfied:

                  (1) the Average Closing Price (as defined below) shall be less than the product of 0.85 and the Starting Price; and

                  (2) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Parent Ratio") shall be less than (ii) the number obtained by dividing the Index Price on the

         Determination Date by the Index Price on the Starting Date and subtracting 0.10 from such quotient (such number being referred to herein as the "Index Ratio");

subject to the following. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned three-day period. During the three-day period commencing with its receipt of such notice, Parent shall have the option of increasing the Total Stock Amount and/or the Total Cash Amount in a manner such that the conditions set forth in either clauses (1) or (2) above shall be deemed not to exist; provided, however, that the Total Cash Amount shall not be increased in a manner that would cause the failure of the conditions set forth in Sections 8.2(d) or 8.3(d) hereof. For purposes hereof, the condition set forth in (1) above shall be deemed not to exist if the Total Stock Amount and/or the Total Cash Amount is increased so that the Per Share Consideration after such increase is not less than the Per Share Consideration that would have been in effect if the condition set forth in (1) above did not exist. For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if the Total Stock Amount and/or the Total Cash Amount is increased so that the Per Share Consideration after such increase is not less than the Per Share Consideration that would have been in effect if the condition set forth in (2) above did not exist. If Parent makes this election, within such three-day period, it shall give prompt written notice to Company of such election and the revised Total Stock Amount and/or Total Cash Amount, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Total Stock Consideration and/or Total Cash Amount shall have been so modified), and any references in this Agreement to "Total Stock Consideration," "Total Stock Amount," "Per Share Stock Consideration" and "Per Share Cash Consideration" shall thereafter be deemed to refer to the Total Stock Consideration, Total Stock Amount, Per Share Stock Consideration and Per Share Cash Consideration after giving effect to any adjustment made pursuant to this
Section 9.1(h). For purposes of this Section 9.1(h), the following terms shall have the meanings indicated:

         "Average Closing Price" means the average of the last reported sale prices per share of Parent Common Stock as reported on the NASDAQ/NMS (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the 10 consecutive trading days immediately preceding the Determination Date (as defined in Section 1.4(a) hereof).

         "Index Price" on a given date means the closing price of the NASDAQ Bank Index.

         "Starting Price" shall mean $19.568.

If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Parent shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

                  9.2 Effect of Termination.

                      (a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and
10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

                      (b) If the Company terminates this Agreement pursuant to
Section 9.1(g), the Company shall pay to Parent a termination fee equal to $5 million (the "Termination Fee Amount") by wire transfer of same day funds on the date of termination.

                      (c) In the event that an Acquisition Proposal with respect to the Company or any of its Subsidiaries shall have been made known to the Company or any of its Subsidiaries and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of the Company, and thereafter (x) this Agreement is terminated by either Parent or the Company pursuant to either (i) Section 9.1(c) hereof and prior to such termination the stockholders of the Company shall not have previously approved the Merger, or (ii) Section 9.1(d) hereof as a result of the failure of the stockholders of the Company to approve the Merger, and (y) within twelve months of such termination (A) the Company or the Company Bank enters into any Acquisition Agreement providing for any transaction described in clause (i)(a) or clause (i)(b) of Section 7.3(d)(ii), other than any such transaction involving a merger, consolidation or similar transaction as to which the common stockholders of the Company immediately prior thereto own in the aggregate at least 60% of the common stock of the surviving or transferee corporation or its publicly-held parent corporation immediately following consummation thereof, or
(B) any person shall acquire beneficial ownership of or the right to acquire 25% or more of the outstanding shares of Company Common Stock, then upon the first occurrence of either of the events contemplated by clause (y) the Company shall pay Parent a termination fee equal to the Termination Fee Amount by wire transfer of same day funds.

                      (d) The Company agrees that the agreements contained in
Section 9.2(b) and 9.2(c) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

                      (e) Provided that the Company shall not be in material breach of this Agreement, in the event that this Agreement is terminated by Parent or the Company pursuant to (i) Section 9.1(c), and at the time of such termination any of the Non-Florida Approvals (as defined below) shall not have been obtained, or (ii) Section 9.1(b) as a result of the failure of Parent to obtain any of the Non-Florida Approvals, Parent shall pay to the Company a termination fee of $3.5 million by wire transfer of same day funds on the date of termination. The term "Non-Florida Approvals" shall mean the Requisite Regulatory Approvals other than any regulatory approval required under Florida law.

                  9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either the Company or Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                  9.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                   ARTICLE X
                               GENERAL PROVISIONS

                  10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first day which is (a) the last business day of a month and (b) at least one business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date"), at the offices of Nelson Mullins Riley & Scarborough, L.L.P., unless another time, date or place is agreed to in writing by the parties hereto.

                  10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

                  10.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           (a) if to Parent, to:

                                   The South Financial Group
                                   104 S. Main St.
                                   Greenville, SC 29602

                                   Attention: William S. Hummers III
                                   Executive Vice President

                               with a copy to:

                                   Nelson Mullins Riley & Scarborough, L.L.P.
                                   First Union Plaza, Suite 1400
                                   999 Peachtree Street, NE

                                   Atlanta, GA 30309
                                   Attention: Neil E. Grayson, Esq.

         and

                           (b) if to the Company, to:

                                   Gulf West Banks, Inc.
                                   425 22nd Avenue North
                                   St. Petersburg, Florida 33704
                                   Attention: Gordon W. Campbell
                                              President

                               with a copy to:

                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square
                                   New York, New York 10036
                                   Attention:  William S. Rubenstein, Esq.

                  10.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to March 21, 2002. No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law (including common law), rule or regulation.

                  10.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                  10.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement between Parent and the Company.

                  10.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida, without regard to any applicable conflicts of law.

                  10.9 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 7.2(b) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.2(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                  10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                  10.11 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the NASDAQ/NMS, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

                  10.12 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this

Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


                                 THE SOUTH FINANCIAL GROUP, INC.


                                 By: /s/ William S. Hummers III
                                     -------------------------------------------
                                     Name:  William S. Hummers III
                                     Title: Vice President


                                 GULF WEST BANKS, INC.


                                 By: /s/ Gordon W. Campbell
                                     -------------------------------------------
                                     Name:  Gordon W. Campbell
                                     Title: Chairman of the Board and President

                                                                      APPENDIX B

                  ILLUSTRATIVE CALCULATIONS OF MERGER ELECTIONS

The following table sets forth illustrative calculations of stock consideration, cash consideration, and mixed consideration at different Final TSFG Stock Prices(1) that would be received by a Gulf West shareholder holding 100 shares of Gulf West common stock depending on whether the shareholder made (1) a mixed election, (2) an all cash election, or (3) an all stock election.

The aggregate merger consideration to be issued and paid by TSFG is 4,465,141 shares of TSFG common stock and $32,400,178 cash. This consideration will be issued in exchange for all outstanding shares of Gulf West common stock, plus all shares issuable upon the exercise of all outstanding options to purchase Gulf West common stock. These calculations assume that at the end of the Valuation Period(2), there are 7,983,548 shares of Gulf West common stock and options to purchase 821,195 shares of Gulf West common stock outstanding. These calculations also assume that there are no oversubscriptions of either TSFG common stock or cash. There can be no assurance as to what the Final TSFG Stock Price will be or what the value of the TSFG common stock to be issued in the merger will be at or following the effective time of the merger. See "The Merger
- Merger Consideration." Slight differences in total values result from rounding and the related valuation of fractional shares.

                 ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER
                    OF 100 SHARES OF GULF WEST COMMON STOCK

                                  ELECTION 1                                 ELECTION 2                ELECTION 3
                              MIXED ELECTION(3)                         ALL CASH ELECTION(4)      ALL STOCK ELECTION(4)
                 ---------------------------------------------------    --------------------  -----------------------------
                                     TSFG Shares Received    Dollar                            Number of
  Assumed        Total Value of      --------------------    Amount                              TSFG         Value of TSFG
Final TSFG       Cash and TSFG                  Number of   of Cash            Cash             Shares           Shares
Stock Price     Shares Received      Value(5)   Shares(5)   Received         Received         Received(5)      Received(5)
-----------     ---------------      --------   ---------   --------         --------         -----------    --------------
  $ 16.00          $ 1,179.39       $  778.40      48.65    $ 400.99        $1,179.39             73.71        $ 1,179.36
    16.50            1,204.76          795.14      48.19      409.62         1,204.75             73.02          1,204.83
    17.00            1,230.09          824.16      48.48      405.93         1,230.10             72.36          1,230.12
    17.50            1,255.40          853.65      48.78      401.75         1,255.46             71.74          1,255.45
    18.00            1,280.88          871.02      48.39      409.86         1,280.82             71.16          1,280.88
    18.50            1,306.23          901.32      48.72      404.91         1,306.17             70.60          1,306.10
    19.00            1,331.60          932.14      49.06      399.46         1,331.53             70.08          1,331.52
    19.50            1,356.92          949.85      48.71      407.07         1,356.89             69.58          1,356.81
    20.00            1,382.25          981.40      49.07      400.85         1,382.24             69.11          1,382.20
    20.50            1,407.58          999.38      48.75      408.20         1,407.60             68.66          1,407.53
    21.00            1,432.96        1,031.73      49.13      401.23         1,432.96             68.24          1,433.04
    21.50            1,458.39        1,050.06      48.84      408.33         1,458.31             67.83          1,458.35
    22.00            1,483.65        1,083.06      49.23      400.59         1,483.67             67.44          1,483.68
    22.50            1,509.04        1,101.60      48.96      407.44         1,509.03             67.07          1,509.08
    23.00            1,534.45        1,135.51      49.37      398.94         1,534.38             66.71          1,534.33
    23.50            1,559.85        1,154.32      49.12      405.53         1,559.74             66.37          1,559.70
    24.00            1,585.01        1,172.88      48.87      412.13         1,585.10             66.05          1,585.20
    24.50            1,610.46        1,207.85      49.30      402.61         1,610.45             65.73          1,610.39
    25.00            1,635.70        1,226.75      49.07      408.95         1,635.81             65.43          1,635.76

--------
 1 The Final TSFG Stock Price is the average of the closing sale prices of TSFG common stock as reported on the Nasdaq Stock Market during the applicable valuation period. The Final TSFG Stock Price amounts set forth in the chart have been included for representative purposes only. The actual Final TSFG Stock Price could be more than $25 or less than $16.

 2 The valuation period is the 10 consecutive trading days ending on the third calendar day prior to the effective time of the merger.

 3  Mixed Elections will be given first priority.

 4 All cash elections and all stock elections will be apportioned on a pro rata basis as described in the proxy statement/prospectus in the section entitled "The Merger - Allocation."

 5 The value of any stock consideration is based on the Assumed Final TSFG Stock Price. Cash will be paid in lieu of any fractional share, and accordingly, the value shown will be paid in the form of cash to the extent of such fractional share. Mixed elections will be given first priority.

                                                                      APPENDIX C

[Sandler O'Neill Letterhead]


March 21, 2002



Board of Directors
Gulf West Banks, Inc.
425 22nd Avenue North
St. Petersburg, FL 33704

Gentlemen:

         Gulf West Banks, Inc. ("Gulf West") and The South Financial Group, Inc. ("TSFG") have entered into an Agreement and Plan of Merger, dated as of March 21, 2002 (the "Agreement"), pursuant to which Gulf West will be merged with and into TSFG (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of Gulf West common stock, par value $1.00 per share, issued and outstanding immediately prior to the Merger (the "Gulf West Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) a number of shares of common stock, par value 1.00 per share, of TSFG (together with the rights associated therewith under the Amended and Restated Shareholder Rights Agreement, dated as of November 9, 1993, between TSFG and Carolina First Bank, as Rights Agent) equal to the quotient obtained by dividing the Per Share Consideration by the Final Parent Stock Price (as such terms are defined in the Agreement) or (b) cash in an amount equal to the Per Share Consideration, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that the Aggregate Consideration to be exchanged in the Merger shall consist of 4,465,141 shares of TSFG common stock and $32,400,178 in cash (the "Merger Consideration"). Under the Agreement, the Per Share Consideration shall be determined by dividing the Aggregate Consideration by the total number of shares of Gulf West Common Stock Deemed Outstanding (as defined in the Agreement) as of the third calendar day preceding the effective date of the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Gulf West Shares.

         Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and certain of the schedules thereto; (ii) certain publicly available financial statements and other historical financial information of Gulf West that we deemed relevant; (iii) certain publicly available financial statements and other historical financial

Board of Directors                                               Sandler O'Neill
Gulf West Banks, Inc.
March 21, 2002
Page 2


information of TSFG that we deemed relevant; (iv) projected earnings estimates for Gulf West for the years ending December 31, 2002 through 2004 prepared by and reviewed with management of Gulf West and the views of senior management of Gulf West, based on discussions with members of senior management, regarding Gulf West's business, financial condition, results of operations and future prospects; (v) projected earnings estimates for TSFG for the years ending December 31, 2002 and 2003 prepared by and reviewed with management of TSFG, earnings per share estimates for TSFG for the years ending December 31, 2002 and 2003 published by I/B/E/S, and the views of senior management of TSFG, based on limited discussions with members of senior management, regarding TSFG's business, financial condition, results of operations and future prospects; (vi) the pro forma financial impact of the Merger on TSFG, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of Gulf West and TSFG; (vii) the publicly reported historical price and trading activity for Gulf West's and TSFG's common stock, including a comparison of certain financial and stock market information for Gulf West and TSFG with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

         In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Gulf West or TSFG or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Gulf West and TSFG that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Gulf West or TSFG or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Gulf West or TSFG nor have we reviewed any individual credit files relating to Gulf West or TSFG. We have assumed, with your consent, that the respective allowances for loan losses for both Gulf West and TSFG are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for Gulf West and TSFG and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and reviewed with the managements of Gulf West and TSFG and used by Sandler O'Neill in its analyses, Sandler O Neill assumed, with your consent, that they reflected the

Board of Directors                                               Sandler O'Neill
Gulf West Banks, Inc.
March 21, 2002
Page 3



best currently available estimates and judgments of the respective managements of the respective future financial performances of Gulf West and TSFG and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Gulf West's or TSFG's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Gulf West and TSFG will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will not be taxable for federal income tax purposes at the corporate level.

         Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of TSFG's common stock will be when issued to Gulf West's shareholders pursuant to the Agreement or the prices at which Gulf West's or TSFG's common stock may trade at any time.

         We have acted as Gulf West's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. As we have previously advised you, we have in the past provided certain investment banking services to TSFG and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

         In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Gulf West and TSFG and their affiliates. We may also actively trade the debt and/or equity securities of Gulf West and TSFG and their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Our opinion is directed to the Board of Directors of Gulf West in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Gulf West as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness of the Merger Consideration to Gulf West shareholders from



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

Board of Directors                                               Sandler O'Neill
Gulf West Banks, Inc.
March 21, 2002
Page 4



a financial point of view and does not address the underlying business decision of Gulf West to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Gulf West or the effect of any other transaction in which Gulf West might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement/Prospectus of Gulf West and TSFG relating to the Merger and to the references to this opinion therein.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Gulf West Shares is fair to such shareholders from a financial point of view.


                                            Very truly yours,

                                            /s/ Sandler O'Neill & Partners, L.P.




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